Exhibit 99.1

Annual Information Form

For the year ended December 31, 2024

(Expressed in United States Dollars)

Dated as of March 28, 2025

INTRODUCTORY NOTES

General Information

Unless otherwise noted or the context otherwise indicates, the terms “Triple Flag”, the “Company”, “our”, “us” and “we” refer to Triple Flag Precious Metals Corp. and its subsidiaries. For reporting purposes, the Company presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated. References to “US$”, “$” or “dollars” are to United States dollars and references to “C$” are to Canadian dollars. Certain totals, subtotals and percentages in this AIF may not reconcile due to rounding.

The information contained in this AIF is as of December 31, 2024, unless otherwise indicated. More current information may be available on our website at www.tripleflagpm.com or on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca or on the website of the United States Securities and Exchange Commission (“SEC”) at www.sec.gov. Website addresses contained in this AIF are provided for informational purposes only and no information contained on, or accessible from, any websites referenced in this AIF are incorporated by reference herein unless expressly incorporated by reference.

Forward-Looking Information

This AIF contains “forward-looking information” and “forward looking statements” within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Our assessments of, and expectations for, future periods described in this AIF, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, and strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, and environmental, social and governance (“ESG”) targets, goals and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this AIF is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this AIF are also based upon the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies, that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements, including our ability to meet our ESG - related targets, goals and objectives, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors”. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date of this AIF and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether because of new information, future events or otherwise, except as required by applicable securities laws. All the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

Market and Industry Data

This AIF refers to certain industry metrics, including Gold Equivalent Ounces (“GEOs”), which is an operating metric used in our industry. GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Market and industry data presented throughout this AIF were obtained from third-party sources, industry reports and publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf, because of our knowledge of the markets in which we operate, including information provided by other industry participants. These third-party sources include but are not limited to Bloomberg L.P., Skarn Associates Limited (“Skarn Associates”), S&P Global Market Intelligence, SNL Metals & Mining Data and Wood Mackenzie Inc. (“Wood Mackenzie”). We believe that the market and industry data presented throughout this AIF are accurate and, with respect to data prepared by us or on our behalf, that our opinions, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this AIF are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Exchange Rate Information

The following table sets forth the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the indicated periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of those periods, based on the daily exchange rate published by the Bank of Canada:

	For the year ended December 31
	2024	2023	2022
High	1.4416	1.3875	1.3856
Low	1.3316	1.3128	1.2451
Average rate for the period	1.3698	1.3497	1.3013
Rate at the end of the period	1.4389	1.3226	1.3544

On March 26, 2025, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.4268.

Commodity Price Information

The following tables set forth the average gold (based on the LBMA PM fix) and silver (based on the LBMA fix) prices for the periods indicated:

	For the year ended December 31
	2024	2023	2022
Average Metal Prices/Exchange Rates
Gold (USD$/oz)	2,386	1,941	1,800
Silver (USD$/oz)	28.27	23.35	21.73

On March 26, 2025, the LBMA PM fix for gold was $3,013/oz and the LBMA fix for silver was $33.76/oz.

Cautionary Note Regarding Mineral Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, including National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure of scientific and technical information concerning mineral projects made by an issuer. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. In addition to reserves and resource estimates prepared in accordance with NI 43-101 and the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), certain reserve and resource estimates included in the AIF have been prepared in accordance with the JORC Code or the SAMREC Code.

These standards, including NI 43-101 and CIM, may differ from the requirements of the SEC under subpart 1300 of Regulation S-K (“S-K 1300”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM. Pursuant to S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to the corresponding standards of the CIM.

Investors are cautioned that while terms are substantially similar to CIM standards, there are differences in the definitions and standards under S-K 1300 and the CIM standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as “Proven Reserves”, “Probable Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 will be the same as the Mineral Reserve or Mineral Resource estimates prepared under the standards adopted under S-K 1300. Investors are also cautioned that while the SEC now recognizes “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, investors should not assume that any part of or all mineral deposits in these categories will ever be converted into Mineral Reserves. Mineralization described using these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “Measured Mineral Resource”, “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Accordingly, information contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in respect of which Triple Flag holds stream, royalty or other similar interests, including under the headings “Summary of Mineral Resources and Mineral Reserves”, “Cerro Lindo Mining and Technical Information”, “Northparkes Mining and Technical Information” and “Impala Bafokeng Mining and Technical Information”, is based on information publicly disclosed by the owners or operators of these properties and other information and data available in the public domain as at December 31, 2024 (except where stated otherwise) and none of this information has been independently verified by Triple Flag. In the case of our material properties, the disclosure in this AIF is based on technical reports prepared and published by the relevant owner or operator in accordance with NI 43-101 or, in the case of the Impala Bafokeng PGM Operations, on a competent persons’ report and a Mineral Resources and Mineral Reserves statement of the owner prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee under the Joint Auspices of the Southern African Institute of Mining and Metallurgy and the Geological Society of South Africa, as amended (“SAMREC”), or, in the case of the Northparkes mine, on disclosure of Mineral Resources and Mineral Reserves by the operator in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended (“JORC”). None of such information has been independently verified by Triple Flag.

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. The assumptions and methodologies underpinning estimates of Mineral Resources and Mineral Reserves on a property, and the classification of mineralization in categories of measured, indicated and inferred and proven and probable within the estimates of Mineral Resources and Mineral Reserves, respectively, and the assumptions and methodologies employed in proposed mining and recovery processes and production plans, were made by owners or operators and their qualified persons. Triple Flag generally has limited or no ability to independently verify such information. Triple Flag has not verified, and is not in a position to verify, the accuracy, completeness or fairness of such third-party information and refers the reader to the public reports filed by the operators for information regarding the properties in which Triple Flag holds a stream, royalty or similar interest. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Some information publicly reported by operators may relate to a larger property than the area covered by Triple Flag’s stream, royalty or other similar interest. Triple Flag’s stream, royalty or other similar interests in certain cases cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves, Mineral Resources and production of a property. In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Triple Flag and, therefore, there may be some inconsistencies between the numerical information presented in this AIF and the information publicly disclosed by owners and operators.

As of the date of this AIF, Triple Flag considers its stream interests in the Cerro Lindo mine, Northparkes mine and Impala Bafokeng PGM Operations to be its only material mineral properties for the purposes of NI 43-101. Triple Flag will continue to assess the materiality of its assets as new assets are acquired or assets progress through stages of development into production. Information contained in this AIF with respect to each of the Cerro Lindo mine, the Northparkes mine and the Impala Bafokeng PGM Operations has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise noted the disclosure contained in this AIF of a scientific and technical nature for the:

1.	Cerro Lindo mine is based on: (i) the technical report entitled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru”, (the “Cerro Lindo Technical Report”) which technical report was prepared for and filed under Nexa Resources S.A.’s (“Nexa”) SEDAR+ profile on March 17, 2022; (ii) the information disclosed in the annual report on Form 20-F (“20-F”) of Nexa filed under Nexa’s EDGAR profile on March 27, 2025 and (iii) the information disclosed in the press release of Nexa entitled “Nexa Resources Announces 2024 Year-End Mineral Reserves and Mineral Resources” March 27, 2025 and filed under Nexa’s EDGAR profile on March 27, 2025.

2.	Northparkes mine is based on the information disclosed in the document entitled “Annual Mineral Resources and Ore Reserves Statement” and dated effective December 31,2023, which document was prepared on behalf of the Northparkes Joint Venture by Evolution Mining Limited (“Evolution”), as operator of the Northparkes mine, and is available on Evolution’s website at www.evolutionmining.com.au. Evolution discloses information required by the listing rules of the Australian Securities Exchange (“ASX”) on the ASX website at https://www.asx.com.au.
3.	Impala Bafokeng PGM Operations is based on: (i) the information disclosed in the pre-listing statement of Royal Bafokeng Platinum Limited (“RBPlat”) entitled “Pre-Listing Statement” dated October 18, 2010, and available on Implat’s website at www.implats.co.za; (ii) the technical report entitled “An Independent Technical Report on the Maseve Project (WBJV Project Areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, which technical report was prepared for Platinum Group Metals Ltd. (“Platinum Group”) on August 28, 2015 and filed under Platinum Group’s SEDAR+ profile on August 28, 2015; (iii) the information disclosed in the circular to shareholders of RBPlat dated August 27, 2018, and available on Implat’s website at www.implats.co.za; and (iv) the Mineral Resources and Mineral Reserves statement entitled “Implats Mineral Resource and Mineral Reserve Statement 2024” which is available on Impala Platinum Holdings Limited’s website at www.implats.co.za.

None of the foregoing reports, documents, filings or other documents are deemed to be incorporated by reference into this AIF.

James Lill, Director, Mining for Triple Flag and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this AIF.

Additional Caution Regarding ESG-Related Disclosures

In setting and implementing our ESG targets, goals and objectives, the Company has made various assumptions, including about technological, economic, scientific and legal trends and developments, in light of an evolving policy and regulatory environment. As such, the ESG data, analysis, strategy and other information set out in this document remain under development and subject to evolution, amendment, update and restatement over time. The Company specifically cautions readers of the following:

●	The terms “ESG”, “net-zero” and similar terms, taxonomies and criteria are evolving, and the Company’s use of such terms may change to reflect such evolution.
●	There could also be changes to the ESG market practices, taxonomies, methodologies, scenarios, frameworks, criteria and other standards that governmental and non-governmental entities, the mining and streaming and royalties sectors, the Company and its counterparties use to classify, assess, measure, report on and verify ESG activities. The Company may update its ESG targets, goals and objectives, its plans to achieve them and its progress toward them, in light of new and evolving ESG standards.
●	In setting and implementing its ESG targets, goals and objectives, the Company relies on data obtained from counterparties and other third-party sources. Although the Company believes these sources are reliable, the Company has not independently verified all third-party data, or assessed the assumptions underlying such data, and cannot guarantee their accuracy. Certain third-party data may also change over time as ESG standards evolve. These factors could have a material effect on the Company’s ESG targets, goals and objectives and the ability to meet them.

The Company has purchased carbon credits, including verified carbon offsets, to meet certain of its ESG targets, goals and objectives. The market for these instruments is still developing, and sometimes illiquid, and the availability of these instruments may be limited. Some instruments are also subject to the risk of invalidation or reversal, and the Company provides no assurance of the treatment of any such instruments in the future, including as ESG standards evolve.

THE COMPANY

The Company was incorporated on October 10, 2019, under the Canada Business Corporations Act (“CBCA”) with the name Triple Flag Precious Metals Corp. and amalgamated with its wholly owned subsidiary, Triple Flag Mining Finance Ltd., on November 8, 2019. Triple Flag is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1,

Canada. On January 19, 2023, Triple Flag completed its acquisition of all the issued and outstanding common shares of Maverix Metals Inc. (“Maverix”) by way of a plan of arrangement of Maverix under the CBCA.

The following chart lists our material wholly owned subsidiaries and their applicable governing jurisdictions as at December 31, 2024. As at December 31, 2024, the Company owned, either directly or indirectly, 100% of the voting and non-voting securities of its material subsidiaries noted below.

DESCRIPTION OF OUR BUSINESS

Overview

Triple Flag, formed in 2016, is a precious-metals-focused streaming and royalty company offering bespoke financing solutions to the metals and mining industry. Our mission is to be a sought-after, long-term funding partner to mining companies throughout the commodity cycle, while generating attractive returns for our investors.

We have systematically developed a long-life, low-cost, high-quality, diversified portfolio of streams and royalties providing exposure primarily to gold and silver in the Americas and Australia.

Our portfolio is underpinned by a stable base of cash flow generating streams and royalties and is designed to grow intrinsically over time through exposure to potential mine life extensions, exploration success, new mine builds and throughput expansions. In addition, we are focused on further enhancing portfolio quality by executing accretive investments to increase the scale and quality of our portfolio of precious metal streams and royalties. We believe we have a differentiated approach to deal origination and due diligence, that enables us to increase the applicability of stream and royalty financing to an underserved mining sector, expanding the application of this form of financing through bespoke deal generation for miners and create a high-quality, precious metals-focused portfolio of streams and royalties for our investors.

Streaming and Royalty Business

In a stream, the holder makes an upfront deposit and ongoing payments in exchange for a percentage of specified metals (often a by-product of the mine) determined with reference to metals produced from a mine, at a pre-agreed price or percentage of market price. A royalty is a payment to a royalty holder by an operator or owner of a mining property and is typically based on a percentage of the minerals produced or the revenues or profits generated from the property. Stream interests and, typically, royalty interests, are established through a contract between the holder and the property owner. Streams and royalties are not typically working interests in a property and, therefore, the holder is generally not responsible for contributing additional funds for any purpose, including operating or capital costs or environmental and reclamation liabilities.

Stream interests and revenue-based royalty interests (as opposed to profit-based royalty interests) have no direct exposure to operating and capital costs incurred at the property level. As a result, a holder of such stream or revenue-based royalty is typically insulated from inflation in operating and capital costs, as well as care and maintenance costs associated with temporary mine suspensions. However, since streams and royalties are usually structured for the entire life-of-mine and as a percentage of metal production, the holders benefit from the upside provided by exploration success, mine life extensions and operational expansions within the areas covered by the streams and royalties, typically without sharing in the costs that operators incur to realize such upside. A streaming and royalty business model also facilitates greater diversification than is typical for mining companies.

Summary of Our Asset Portfolio

As at the date of this AIF, we own a portfolio of 236 streams and royalties that includes 17 streams and 219 royalties. Of these assets, 30 investments are on currently producing operations and 206 are on projects at a development or exploration stage.

Our Material Properties

Northparkes Mine — New South Wales, Australia

On July 10, 2020, TF International entered into a metal purchase and sale agreement, effective as of July 1, 2020, (the “Northparkes Stream Agreement”) with CMOC Metals Holding Limited (“CMOC”), CMOC Mining Pty Limited and CMOC Mining Services Pty Limited (subsidiaries of CMOC) and CMOC, pursuant to which, in exchange for total upfront cash consideration of $550 million paid by us, plus a payment equal to 10% of the spot gold price and spot silver price for each ounce of gold and silver purchased, we agreed to purchase from CMOC Metals Holding Limited: (i) gold equivalent to 54% of the payable gold produced from the Northparkes mine until such time as an aggregate of 630,000 ounces have been delivered to us, and thereafter 27% of payable gold; and (ii) silver equivalent to 80% of the payable silver produced from the Northparkes mine until such time as an aggregate of nine million ounces of silver have been delivered to us, and 40% of the silver thereafter for the remainder of the life of the mine. Our stream interest covers an area of approximately 1,094 square kilometers. Under the terms of the agreement, Triple Flag was granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the Northparkes mine. The parties’ obligations under the stream are unsecured.

On December 18, 2023, Evolution Mining Limited (“Evolution”) announced that it had completed the acquisition of CMOC’s 80% interest in the Northparkes mine. In connection with such acquisition, Evolution assumed the obligations of CMOC and its subsidiaries under the Northparkes Stream Agreement.

Cerro Lindo Mine — Chincha Province, Peru

On December 20, 2016, TF International entered into a metal purchase and sale agreement with Milpo UK Limited and Compania Minera Milpo S.A.A. (subsidiaries of Nexa), pursuant to which, in exchange for total upfront cash consideration of $250 million paid by us, plus a payment equal to 10% of the monthly average silver price for each ounce of silver purchased, we agreed to purchase from Milpo UK Limited silver equivalent to 65% of the payable silver produced from the Cerro Lindo mine until such time as an aggregate of 19.5 million ounces of silver have been delivered to us, and 25% of the silver thereafter for the remainder of the life of the mine. Our stream interest covers an area of approximately 90.7 square kilometers. Under the terms of the agreement, we were granted a ROFR over future streaming agreements, royalty agreements or similar transactions related to minerals produced at the Cerro Lindo mine, including the Cerro Lindo North area. The parties’ obligations under the stream are unsecured.

Impala Bafokeng PGM Operations — North West Province, South Africa

On October 13, 2019, TF International entered into a metals purchase and sale agreement with RBPlat and its direct and indirect subsidiaries Royal Bafokeng Resources Proprietary Limited ("RBR") and Maseve Investments 11 Proprietary Limited pursuant to which, Triple Flag agreed to purchase from RBR 70% of the payable gold produced from the Impala Bafokeng PGM Operations over their life-of-mine, for total upfront cash consideration of $145 million, plus a payment equal to 5% of the gold spot price for each ounce of gold delivered under the agreement. Following the date on which 261,000 ounces of gold have been delivered to us, our stream percentage will be reduced to 42% of the payable gold for the remaining life of the mine. The parties have agreed to a fixed payability ratio of 85% and a gold recovery floor mechanism whereby for the first five calendar years commencing at closing, if gold recoveries at the Impala Bafokeng PGM processing facilities are less than 66%, then Triple Flag will be entitled to receive an additional delivery of gold representing the amount of gold that would have been delivered in such year had gold recoveries been 66%. In connection with the agreement, RBPlat provided Triple Flag with a limited recourse guarantee and granted Triple Flag certain security interests over certain assets related to the Impala Bafokeng PGM Operations until the date on which 261,000 ounces of gold have been delivered to Triple Flag. Triple Flag’s security interests are subordinated to the interests of the senior lenders to RBPlat. Triple Flag funded the upfront deposit on January 23, 2020. Our stream interest covers an area of approximately 104.3 square kilometers. Triple Flag was granted a ROFR over future streaming agreements, royalty agreements and similar transactions related to minerals produced at the Impala Bafokeng PGM Operations, including the Styldrift II development project and neighboring royalty concessions held by Implats. On September 14, 2023, Implats successfully completed the acquisition of all of the outstanding shares of RBPlat, resulting in 100% ownership.

Operations

Employees

We currently have 19 employees, 16 of whom are employed in our Toronto, Canada office, 1 employed in Vancouver, Canada, 1 employed in Bermuda and 1 employed in Barbados. Our employees are not subject to a labor contract or collective bargaining agreement. We consider our overall employee relations to be good.

Sale of Precious Metals Credits

Under our precious metals streaming agreements, precious metals are acquired by us from the mine operator in the form of precious metals credits, which we then sell through financial institutions specializing in precious metals dealing such as third-party dealers and brokers. We recognize revenue from the sale of precious metals credits at the time of the sale of such credits, which is the date that control of the credits is transferred to the purchaser. We would not be materially affected if any of these financial institutions cease to purchase precious metals credits from us as there are alternative precious metals dealers available to us.

Regulation of Operations/Interests

We have stream, royalty and other similar interests in respect of mines and properties in Argentina, Australia, Bolivia, Botswana, Brazil, Burkina Faso, Canada, Chile, Colombia, Côte d’Ivoire, the Dominican Republic, French Guiana, Ghana, Guatemala, Honduras, Mexico, Mongolia, New Zealand, Nicaragua, Peru, Russia, South Africa, Tanzania and the United States. Those operations are subject to regulation (and changes thereto) in those jurisdictions with respect to land tenure, productions, export controls, taxation, environmental legislation, land and water use, local indigenous people’s interests, mine safety and expropriation of property. Although we, as a stream or royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits could result in injunctive action, orders to suspend or cease operations, damages and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

Competitive Conditions

We compete with other providers of streaming and royalty financing, and in particular Franco-Nevada Corporation, Wheaton Precious Metals Corp. and Royal Gold, Inc., among others. In addition, we compete with many other alternative providers of finance to the mining sector, as well as providers of traditional debt and equity financing. Many of our competitors have been established longer than us and may have larger financial resources than we do. Our ability to acquire additional precious metals streams and royalties in the future will depend on our ability to select suitable properties, be successful in any competitive process initiated by a mine operator in respect of a property, and to obtain required financing.

THREE-YEAR HISTORY

Events Subsequent to December 31, 2024

On March 5, 2025, Triple Flag acquired 5% silver and gold streams on each of the Arcata and Azuca mines in Peru operated by Sierra Sun Precious Metals S.A.C. The Company purchased the Arcata and Azuca streams for total cash consideration of $35 million.

Financial Year Ended December 31, 2024

Acquisition of Tres Quebradas Royalty

On December 19, 2024, Triple Flag entered into a definitive agreement to acquire an existing 0.5% GOR royalty from Lithium Royalty Corp. (“LRC”), for total consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA. Closing and subsequent funding of the transaction occurred on March 19, 2025.

Normal Course Issuer Bid

In November 2024, Triple Flag received approval from the Toronto Stock Exchange (the “TSX”) to renew its normal course issuer bid (“NCIB”) and Triple Flag also re-established an Automatic Share Purchase Plan (“ASPP”) with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. See “Capital Structure – Normal Course Issuer Bid”. As at December 31, 2024, the Company had purchased 615,200 of its common shares under the NCIB for $8.916 million. From January 1, 2025, to March 26, 2025, the Company had purchased 488,600 of its common shares under the NCIB for $8.0 million.

Executive Leadership Transition

On September 26, 2024, following the departure of our founder and former Chief Executive Officer, Shaun Usmar, Sheldon Vanderkooy was appointed as Chief Executive Officer, James Dendle as Chief Operating Officer and Eban Bari as Chief Financial Officer. Drawing upon our succession planning matrix, we successfully filled the roles internally and have maintained a 100% retention rate since the transition. Despite and during this transitionary period, Triple Flag maintained the “Great Place to Work” designation, achieving an overall satisfaction rating of 96%.

Acquisition of 3% Gold Streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of approximately 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of approximately 3,500 to 4,200 ounces will be delivered. Allied has granted a parent guarantee in favour of the Company under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million relating to the initial ounces. These ounces were sold prior to the end of the third quarter of 2024.

Acquisition of Additional Tamarack Royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% net smelter returns (“NSR”) royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, which will be paid out of Talon’s participating interest in the Tamarack project for total consideration of $8 million (“Additional Tamarack Royalty”). The Additional Tamarack Royalty is subject to a buydown right to reduce the royalty rate to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. The Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington Litigation Settlement

On March 28, 2024, Triple Flag and Coeur Mining (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag will receive $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million to be received in the first quarter of 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred.

Further to that settlement, Triple Flag and Coeur agreed to amend the terms of the existing Kensington royalty to provide that: effective January 1, 2024, the royalty will pay at a rate of 1.25% of net smelter returns occurring through to December 31, 2026, the royalty rate will increase to 1.50% of net smelter returns from January 1, 2027; and the amended NSR royalty is subject to a cap of two million ounces of gold, adjusted for consideration received related to royalties in arrears.

Financial Year Ended December 31, 2023

Acquisition of Johnson Camp Mine Royalty

On November 30, 2023, the Company in conjunction with Greenstone Excelsior Holdings LP (“Greenstone”) entered into a financing transaction with Excelsior Mining Corp. (“Excelsior”). The closing of the financing was a condition subsequent to a previously announced extension of the maturity date of Excelsior’s existing $15 million credit facility with Nebari Natural Resources Credit Fund I LP. As part of the financing transaction, the Company acquired a 1.5% gross revenue royalty (“GRR”) on the Johnson Camp Mine in Arizona, United States, operated by Excelsior, for consideration of $5.5 million in cash (the “Johnson Camp Mine Royalty”).

Acquisition of Additional royalty interest in Stawell Gold Mines Pty Ltd

On September 25, 2023, the Company entered into an agreement with Stawell Gold Mines Pty Ltd (“Stawell”) for the acquisition of an additional 2.65% NSR gold royalty. This is in addition to the pre-existing 1.0% NSR royalty on gold that Triple Flag already held. Both royalties cover future production at the Stawell gold mine in Victoria, Australia. Triple Flag acquired the additional royalty interest for cash consideration of $16.6 million.

Normal Course Issuer Bid

In November 2023, Triple Flag received approval from the TSX to renew its NCIB and Triple Flag also re-established an ASPP with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. See “Capital Structure – Normal Course Issuer Bid”.

Stornoway Stream and Bridge Financing

During the three months ended September 30, 2023, the Renard mine, operated by Stornoway Diamonds (Canada) Inc. (“Stornoway”), experienced financial difficulties due to adverse market conditions, such as increased operational costs due to inflationary pressures and the continued decline of diamond prices due to lower demand. On September 27, 2023, this was further exacerbated by India’s diamond trade bodies urging its members to halt imports of rough diamonds from mid-October to mid-December to manage supplies. As a result of the prolonged softening of the diamond market over the third quarter, Triple Flag concluded that an indicator of impairment existed. On October 27, 2023, the Renard mine was placed in care and maintenance and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Quebec.

As a result, Triple Flag concluded that there is no reasonable expectation of recovery of the loan receivable and determined that the recoverable amount of the Renard stream was nil, resulting in a total impairment charge of $20.2 million. The Company does not expect significant recoveries from Stornoway and recovery in future periods is expected to be immaterial.

Beaufor Royalty

In the second half of 2022, Monarch Mining Corporation (“Monarch”), owner of the Beaufor mine, suspended its operations at the Beaufor mine due to financial and operational challenges. On September 27, 2022, the mine was put on care and maintenance for an indefinite period. Due to the continued suspension of operations at the Beaufor mine, the Company concluded that this was a triggering event. As a result, management performed an impairment analysis for the Beaufor royalty investment as at December 31, 2022, resulting in the Beaufor royalty being written down to its estimated recoverable amount of $6.8 million.

During the three months ended September 30, 2023, management concluded that the continued suspension of operations at the Beaufor mine, now exceeding 12 months, coupled with the market activity and financial position of Monarch as at June 30, 2023, was a triggering event. Triple Flag determined the recoverable amount of the Beaufor royalty investment to be nil and therefore recorded an impairment charge of $6.8 million.

Acquisition of Agbaou Royalty

On June 23, 2023, the Company entered into an agreement with Auramet Capital Partners, L.P. (“Auramet”) for the acquisition by the Company of the 2.5% NSR royalty Auramet held on the Agbaou gold mine in Côte d’Ivoire, operated by Allied Gold Corporation (“Agbaou Royalty”). Triple Flag acquired the Agbaou Royalty for total consideration of $15.5 million of which $13.5 million was paid in cash and the remaining $2.0 million paid through an in-kind contribution of an asset held by the Company.

Acquisition of Maverix

On January 19, 2023, Triple Flag completed its acquisition of all the issued and outstanding common shares of Maverix by way of a plan of arrangement under the CBCA (the “Arrangement”). In aggregate, Triple Flag issued 45.1 million of its common shares and paid $86.7 million in cash to former Maverix shareholders. The Triple Flag shares that were issued pursuant to the Arrangement were listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”). On completion of the Arrangement, existing Triple Flag and former Maverix shareholders owned approximately 78% and 22% of the pro forma outstanding shares of Triple Flag, respectively.

Financial Year Ended December 31, 2022

Clean Air Metals NSR Royalty

On December 19, 2022, the Company entered into a royalty purchase agreement with Clean Air Metals Inc. to acquire a 2.5% NSR royalty on the Thunder Bay North Project in Northern Ontario, Canada for C$15 million. Clean Air Metals Inc. has the right to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before December 19, 2025 for C$10.5 million. Clean Air Metals Inc. has also granted Triple Flag a right of first refusal (“ROFR”) on any future stream, royalty or similar financing for the Thunder Bay North Project and an area of interest around the project.

Gross Revenue Return Royalty and Stream on Prieska

On December 13, 2022, the Company announced that it had entered into definitive agreements with Orion Minerals Ltd. (“Orion”) for the acquisition of a 0.8% gross revenue return royalty (the “Prieska GRR”) on copper, zinc, gold and silver from the Prieska copper-zinc mine in South Africa (the “Prieska Mine”) from Orion for A$10 million and an $80 million gold and silver stream on the Prieska Mine (the “Prieska Stream”).

The Prieska Stream requires Orion to deliver to Triple Flag 84% of payable gold and 84% of payable silver until 94.3 koz and 5,710 koz of gold and silver, respectively, have been delivered. Thereafter, the payable gold and silver under the Prieska Stream will be reduced to 50% for the remaining mine life. Under the terms of the Prieska Stream, the Company is required to make ongoing payments of 10% of the spot gold price for each ounce of gold and 10% of the spot silver price for each ounce of silver delivered under the Prieska Stream.

Payable gold and silver for the purposes of the Prieska Stream are determined using a fixed ratio to copper in concentrate until the respective delivery thresholds are met – 0.359 ounces of payable gold per tonne of copper contained in concentrate and 21.736 ounces of payable silver per tonne of copper contained in concentrate. Closing of the Prieska Stream is conditional upon obtaining South African Reserve Bank exchange control approvals, the mine being fully funded and the finalization of an executable mine plan to Triple Flag’s satisfaction. If the above conditions are met, funding is to be provided in tranches with each tranche subject to the mine continuing to be fully funded to production, among other conditions, and of an amount not to exceed planned expenditures for the next 90 days.

Closing of the Prieska GRR occurred in August 2023 following receipt of certain required approvals and satisfaction of applicable closing conditions. As at December 31, 2024, the Company had completed the funding towards the Prieska GRR.

Normal Course Issuer Bid

In November 2022, Triple Flag received approval from the TSX to renew its NCIB and Triple Flag also re-established an ASPP with the designated broker responsible for the NCIB to allow for the purchase of common shares under the NCIB at times when Triple Flag would ordinarily not be permitted to purchase common shares due to regulatory restrictions and customary self-imposed blackout periods. See “Capital Structure – Normal Course Issuer Bid”.

Arrangement Agreement with Maverix Metals Inc.

On November 9, 2022, Triple Flag entered into a definitive agreement with Maverix pursuant to which Triple Flag acquired all of the issued and outstanding common shares of Maverix by way of a plan of arrangement under the CBCA. On January 19, 2023, following receipt of shareholder, regulatory and court approvals and the satisfaction of customary closing conditions, Triple Flag completed the acquisition. Under the terms of the Arrangement, Maverix shareholders were entitled to elect to receive either $3.92 in cash or 0.360 of a Triple Flag share per Maverix share held. The shareholder election was subject to pro-ration such that the cash consideration could not exceed 15% of the total consideration and the share consideration could not exceed 85% of the total consideration. Maverix shareholders that did not elect to receive either cash or Triple Flag shares were deemed to have elected to receive the share consideration. Completion of the Arrangement was subject to shareholder, regulatory and court approvals as well as other customary closing conditions.

Pumpkin Hollow (97.5% gold and silver stream and 2% Open Pit Royalty)

On October 28, 2022, Nevada Copper signed a restart financing package to support the restart and ramp-up of the Pumpkin Hollow underground copper mine. As part of this financing package, Triple Flag provided $30 million of funding, consisting of a payment of $26.2 million for increasing the existing NSR royalty on Nevada Copper’s open pit project from 0.7% to 2.0% and acceleration of the $3.8 million remaining funding under Triple Flag’s existing stream agreement on the Pumpkin Hollow underground copper mine. Nevada Copper will have the option to buy down the royalty by 1.3% to the original 0.7% for $33 million until the earlier of: (i) 24 months from the date that the amended and restated open pit royalty agreement is entered into; or (ii) a change of control of Nevada Copper.

In connection with the Nevada Copper restart financing package for operations at the Pumpkin Hollow mine, Nevada Copper’s senior credit facility was amended to provide for a new tranche of up to $25 million, of which Triple Flag has committed $5 million, which was subsequently funded.

Steppe Gold Prepaid Gold Interest

On September 26, 2022, the Company entered into an agreement with Steppe Gold to acquire a prepaid gold interest (the “Steppe Gold Prepaid Gold Interest”). Under the terms of the agreement, the Company made a cash payment of $4.8 million to acquire the prepaid gold interest in exchange for delivery of 3,000 ounces of gold within eight months of the date of the agreement. The first delivery under the arrangement was made in December 2022 and the final delivery was made in May 2023.

Credit Facility Amendment

On September 22, 2022, the Company extended the maturity of the $500 million credit facility (the “Credit Facility”) by three years, with a new maturity date of August 30, 2026, and increased the uncommitted accordion from $100 million to $200 million, for a total availability of up to $700 million. Under the amendment, the London Inter-Bank Offered Rate (“LIBOR”) benchmark interest rate was replaced by the Secured Overnight Financing Rate (“SOFR”). All other significant terms of the Credit Facility remain unchanged.

New York Stock Exchange Listing

On August 30, 2022, the Company commenced trading on the NYSE under the symbol “TFPM”, the same symbol the Company’s common shares trade under in Canadian dollars on the TSX. Prior to the NYSE listing, the Triple Flag common shares traded on the TSX in both Canadian dollars (under the symbol “TFPM”) and U.S. dollars (under the symbol “TFPM.U”). On September 16, 2022, Triple Flag discontinued use of the TFPM.U ticker symbol.

Stornoway Restructuring

On April 29, 2022, Stornoway, the streamers under the Renard stream (including TF R&S Canada Limited) (the “Renard Streamers”) and the secured creditors of Stornoway (including TF R&S Canada Limited) completed amendments to the Renard stream and secured debt of Stornoway. Key components of the agreements are as follows:

●	the amounts outstanding under the Stornoway Working Capital Facility (the “Facility”) were fully repaid on April 29, 2022 (Stornoway repaid C$1.5 million to Triple Flag);
●	the Facility remains available to be drawn by Stornoway up to an amount of C$20 million in total (C$2.6 million attributable to Triple Flag). The maturity date of the Facility has been extended to December 31, 2025;
●	stream payments will be required to be made in a given quarter provided Stornoway satisfies certain minimum cash thresholds, and no amounts are outstanding under the Facility;
●	in the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard Streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream into the Stornoway Bridge Financing Facility (the “Bridge”); and
●	the maturity date of the Bridge and other loans has been extended to December 31, 2025, subject to further extension of the maturity of the Bridge to December 2028 in certain events. Certain amounts outstanding under the Bridge are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Subsequent to signing the amendments, 100% of stream payments were made as a result of Stornoway satisfying the minimum cash threshold and having no amounts outstanding under the Facility.

Acquisition of Sofia NSR Royalty

On March 7, 2022, the Company entered into a royalty purchase agreement with a third party to acquire a 1% NSR royalty over the Sofia Project (“Sofia”), located in Chile, for $5 million. The transaction closed on May 3, 2022. Concurrent with the royalty purchase agreement, the Company also acquired 2 million common shares of 2673502 Ontario Inc., a company with a 96% interest in AndeX Minerals, which in turn owns 100% of Sofia, for C$3 million and received a ROFR over an additional existing 1% NSR royalty covering Sofia.

Talon Royalty Buydown

On February 15, 2022, Talon exercised its right to reduce the royalty rate under the Tamarack royalty agreement from 3.5% to 1.85% of Talon’s interest in the Tamarack project in exchange for a payment of $4.5 million (the “Talon Royalty Buydown”). The Company acquired its royalty on the Tamarack project for $5 million in March 2019.

ENVIRONMENT, SOCIAL AND GOVERNANCE

ESG

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. We believe that optimal Environmental, Social and Governance (“ESG”) performance helps ensure that the mines and projects we invest in are developed and operated responsibly. To that end, our ESG approach is two-pronged:

1.	We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate appropriate ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.
2.	We contribute to the mining industry through our own practices, actions and community investments, and by exerting influence across our portfolio and the broader mining ecosystem. We aim where appropriate to lead by example and share our experience and networks to support sustainability considerations in the mining sector.

We continued to report on our ESG performance and that of our principal assets to our shareholders, and other stakeholders. We published our fourth annual Sustainability Report, titled “Resourcing Tomorrow”, in June 2024. This report presents information on our sustainability approach, governance, and performance for the 2023 calendar year. This report was prepared in accordance with the Global Reporting Initiative (“GRI”) Standards ‘Core option’ and served as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (“SDGs”). We have continued to align with the Sustainability Accounting Standards Board’s (“SASB”) Metals and Mining Standard and the Asset Management and Custody Activities Standard. Our current Sustainability Report, as well as other ESG related policies, are available on our website at www.tripleflagpm.com.

In 2024, Sustainalytics ranked Triple Flag 1st out of 105 companies across the precious metals industry, with an absolute risk rating of 6.7 (negligible risk). Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a multitude of factors and can be used to compare companies across all covered sub-industries.

In the third quarter of 2024, we received our second consecutive rating of AA in the MSCI ESG Ratings assessment, being recognized as a leader in ESG management. MSCI ESG Research provides ratings on global public companies on a scale of AAA (leader) to CCC (laggard), according to exposure to industry-specific ESG risks and the ability to manage those risks relative to peers. Triple Flag falls into the highest scoring range for corporate governance relative to peers and performed higher than the industry average in the environmental and social categories, excelling in community relations and health & safety metrics.

In continuing to seek to strengthen our ESG networks and stakeholder engagement practices, we are members of the World Gold Council, a network whose mission is to support a vibrant and sustainable future for the gold market, and to facilitate networking and the sharing of best practices. We are also signatories to the UNGC Target Gender Equality Initiative and the Women’s Empowerment Principles to strengthen our contribution towards equal representation, participation and leadership in business by women globally.

Diversity and Inclusion

We are highly committed to diversity, inclusion and high ethical standards. We believe that having a diverse Board and senior management team can offer a breadth and depth of perspectives that enhance the Company’s performance. We respect and recognize all aspects of diversity, including, but not limited to, race, ethnicity, Indigenous origin or heritage, gender, gender identity, sexual orientation, religion, age, language, socio-economic background, disability, physical attributes, nationality, education and beliefs. Accordingly, we set a target of 30% diversity in senior management by 2025, which we achieved and continue to maintain. We have defined diversity in alignment with the Government of Canada’s 50-30 Challenge to include those identifying as Racialized, Black, and/or People of Color (“Visible Minorities”), People with disabilities (including invisible and episodic disabilities), 2SLGBTQ+ and/or gender and sexually diverse individuals, and Indigenous Peoples. We also set a target of 30% women on our board by 2025, which we achieved and continue to maintain. The Board is guided in this pursuit by our diversity and inclusion policy (the “Diversity and Inclusion Policy”). The Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels, and informs our decisions on recruitment, assessment, and professional development. The Board, senior management and all our employees are expected to adhere to the requirements of the Diversity and Inclusion Policy. The Governance & Sustainability Committee regularly monitors the performance of the Company against the Diversity and Inclusion Policy. Further, the Vice President, Talent & ESG is responsible for overseeing the implementation of the Diversity and Inclusion Policy and providing regular updates to the Board on the Company’s progress. We maintain confidential mechanisms for our employees to report actual or suspected incidents of unlawful discrimination and harassment and demonstrate zero tolerance for any form of discrimination or harassment in our workplace.

The composition of our Board and senior management team is shaped not only by the selection criteria established by our Governance & Sustainability Committee and our Compensation & Talent Committee but also diversity characteristics outlined in the Diversity and Inclusion Policy. This is achieved by, among other things, ensuring that diversity considerations are taken into account in Board nominations and senior management appointments, monitoring the level of diversity on our Board and in senior management positions and continuing to broaden recruiting efforts to attract and interview diverse candidates.

As of March 26, 2025, three of nine members on our Board, or approximately 33%, and 43% of our independent directors, identify as women. The target of 30% women on the Board by 2025 was achieved and has been maintained since 2023. No member of the Board identifies as a visible minority, Indigenous person or person with a disability. Of our members of senior management, four of nine (44%) identify as members of designated groups, with two of nine (22%) identifying as women and three of nine (33%) identifying as visible minorities with no members identifying as an Indigenous person or person with a disability.

Diversity and gender will continue to be two of several factors that are taken into account when identifying potential Board and senior management candidates. We have now achieved our stated gender target and will continue to seek out opportunities to increase representation on our Board, in our senior management team and throughout our workforce. When recruiting for management, Board and all other vacancies, Triple Flag includes a variety of candidates from a cross-section of diverse backgrounds from which to make appointments. With annual voluntary turnover at 15% on a total current full-time workforce of 19, we continue to monitor our limited opportunities to further the diversity of the team.

RISK FACTORS

Risk is an inherent component of Triple Flag’s business. The ability to deliver on our vision and strategic objectives depends on our ability to understand and effectively respond to and mitigate the risks or uncertainties we face. Investors should carefully consider all the information disclosed in this AIF. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and results of operations. The occurrence of any of the risks discussed below could materially adversely affect our business, prospects, financial condition, results of operations or cash flow.

Risks Related to Our Business and Industry

Changes in commodity prices will affect the revenues generated from our portfolio and our profitability

The revenue derived by us from our asset portfolio is and will continue to be significantly affected by changes in the price of the commodities underlying our streams, royalties and other similar interests, and in particular, the price of gold and silver. Commodity prices, including those to which we are exposed, fluctuate on a daily basis and are affected by numerous factors beyond our control, including levels of supply and demand, industrial investment levels, inflation and interest rates, the strength of the U.S. dollar and geopolitical events. The conflict between Russia and Ukraine and the restrictive actions that have been or may be taken by Canada, the U.S., and other countries in response thereto, including sanctions and export controls, have had and could continue to have negative impacts on commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from streams, royalties and other similar interests applicable to one or more relevant commodities. Moreover, despite our commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on our profitability, results of operations and financial condition.

The precious metals subject to our stream, royalty or other similar interests are produced or will generally be produced as by-product metals at some of the properties in respect of which we hold a stream, royalty or other similar interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Resources and Mineral Reserves, as applicable, will be influenced by changes in the commodity prices of other metals at the mines. Where our interest is in respect of a by-product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators and our interests may not be aligned. Where such misalignment occurs, such owners or operators may, for example, decide to develop or mine portions of a deposit which may have a lower by-product metal content. Such a decision could adversely affect the timing of, or reduce, deliveries under our stream, royalty or other similar interests.

We have limited or no control over the operation of the properties in which we hold an interest and the operators’ failure to perform or decision to cease or suspend operations will affect our revenues

We are not directly involved in the operation of mines. The revenue derived from our asset portfolio is based on production by third-party property owners and operators. The owners and operators generally will have the power to determine the way the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and our interests in the relevant properties may not always be aligned. For example, it will usually be in our interest to advance development and production on properties as rapidly as possible to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development as they are at risk regarding the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to stream, royalty or other similar interests or which may have lower grades of metals or reduced recoveries of metals subject to such stream, royalty or other similar interests. Our inability to control the operations for the properties in respect of which we have a stream, royalty or other similar interest may result in a material adverse effect on our profitability, results of operations and financial condition. In addition, the owners or operators may take action contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under their contracts with Triple Flag, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with us.

At any time, any of the operators of the properties in respect of which we hold a stream, royalty or other similar interest or their successors may decide to suspend or discontinue operations. We may not be entitled to any material compensation if any of the properties in respect of which we hold a stream, royalty or other similar interest shuts down or discontinues their operations on a temporary or permanent basis.

Any adverse development related to our material streams and royalty interests, and other assets and properties that we may acquire in the future, may affect the revenue derived from such assets and could have a material adverse effect on our financial results

Currently, our most significant assets and properties are the streams on the Cerro Lindo mine, Northparkes mine and Impala Bafokeng PGM Operations. In addition, we may acquire additional significant assets and properties in the future and some of our existing assets may become significant if and as they move into production. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves from the Cerro Lindo and Northparkes mines, the Impala Bafokeng PGM Operations or any other material property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, would affect the revenues of such assets and may have a material adverse effect on our profitability, results of operations and financial condition. Any adverse decision made by the owners and operators, including for example, alterations to development or mine plans or production schedules, or any other adverse developments in respect of the mines or their productivity, may impact the timing and amount of revenue that we receive from such assets and properties, and likewise may have a material adverse effect on our profitability, results of operations and financial condition.

A significant portion of our revenue comes from a small number of operating properties, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations than if our revenue was less concentrated

A significant portion of our revenue for the year ended December 31, 2024 came from our three material assets: the Cerro Lindo mine, the Northparkes mine and Impala Bafokeng PGM Operations streams. These assets may continue to represent a significant portion of our revenue for future periods. This concentration of revenue could mean that adverse developments, including any adverse decisions made by the operators of one or more of these properties could have a more significant or longer-term impact on our results of operations than if our revenue was less concentrated.

Many of the properties in respect of which we hold an interest may never achieve commercial production, and we may lose our entire investment

Many of the projects or properties in respect of which we hold an interest are in the development, exploration or expansion stage. There can be no assurance that construction, development or expansion will be completed on a timely basis or at all. If such properties do not reach commercial production, we will not be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the applicable contract, which may have a material adverse effect on our profitability, results of operations and financial condition.

In addition, due to the early-stage or development nature of many of the properties in respect of which we hold an interest, the owners or operators of some of such properties have experienced financial difficulties and, in some cases, required covenant waivers pursuant to their credit and other financing documents. To the extent that any of the owners or operators of properties in respect of which we hold a stream, royalty or other similar interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant properties, which may have a material adverse effect on our profitability, results of operations and financial condition.

Where material uncertainty exists that may cast significant doubt on an operator’s ability to continue as a going concern, we may be asked to provide additional capital to these entities and may decide to do so to preserve the value of our initial investment. There is a risk that the values of certain of our assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of our interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although we undertake a due diligence process for every investment, mining exploration and development are subject to many risks, and it is possible that the value realized by us will be less than the original investment.

In addition, until a deposit is mined, and ore is processed, the quantity of metal and grades must be considered as estimates only. A development project has no relevant commercial operating history upon which to base estimates of future production and cash operating costs. Estimates of proven and probable Mineral Reserves, Mineral Resources and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and studies that derive estimates of cash operating costs from anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs will differ significantly from those currently estimated by the owner or operator of the project prior to production. Moreover, it is not unusual in new mining operations to experience construction delays or unexpected problems during the start-up phase. Delays can also occur at the start of commercial production or during ramp up to nameplate capacity. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below or increase capital or operating costs above estimates.

Sales of assets in respect of which we hold an interest may result in a new operator and any failure of such operator to perform could affect our revenues

The owners or operators of the projects or mines in respect of which we hold an interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which we have little or no control. If such transactions are completed, they may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner as the current operator which may positively or negatively impact us. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion for Triple Flag may be difficult or impossible to predict.

We may acquire streams, royalties or other similar interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined successfully

Exploration for metals and minerals is a speculative venture that involves substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where we hold streams, royalties or other similar interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that Mineral Resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, we intend to hold only streams, royalties or other similar interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project.

We have limited access to data and disclosure regarding the operation of properties in respect of which we hold interests, which will affect our ability to assess and predict the performance of our streams, royalties and other similar interests

As a holder of streams, royalties and other similar interests, we generally have limited access to data on the operations or on actual properties themselves. Accordingly, we must rely on the accuracy and timeliness of the public disclosure and other information we receive from the owners and operators of the properties in respect of which we hold streams, royalties and other similar interests. We use such information, including production estimates, in our analyses, forecasts and assessments related to our own business. If such information contains material inaccuracies or omissions, our ability to assess and accurately forecast performance or achieve our stated objectives may be materially impaired. In addition, some streams, royalties or other similar interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to the streams, royalties or other similar interests and, as such, we may not be in a position to publicly disclose such information with respect to certain streams, royalties or other similar interests. The limited access to data and disclosure regarding the operations of the properties in respect of which we hold an interest may restrict our ability to enhance our performance which may result in a material adverse effect on our profitability, results of operations and financial condition.

Although we attempt to secure contractual rights when we create new stream, royalty or other similar interests, such as audit or access rights, that will permit us to monitor operators’ compliance with their obligations to us, there can be no assurance that such rights will always be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to us.

We depend on our operators for the calculation of certain payments, and it may not be possible to detect errors in payment calculations

Payments and deliveries to us for streams, royalties and other similar interests are calculated by the operators of the relevant properties based on the reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator. Certain contracts for streams, royalties and other similar interests require the operators to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in such calculations. We do not, however, have the contractual right to receive production information for all of our streams, royalties and other similar interests. As a result, our ability to detect payment errors in respect of streams, royalties and other similar interests through our monitoring program of an operator’s interests and its associated internal controls and procedures is limited, and the possibility exists that we will need to make retroactive revenue adjustments in respect of streams, royalties or other similar interests. Some of our contracts for streams, royalties and other similar interests provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such streams, royalties and other similar interests; however, such audits may occur many months following our recognition of the revenue in respect of the streams, royalties and other similar interests and may require us to adjust our revenue in later periods.

We are dependent on the payment or delivery by the owners and operators of the properties in respect of which we have a stream, royalty or other similar interest, and any delay in or failure of such payments will affect the revenues generated by the asset portfolio

We are dependent upon the financial viability of owners and operators of the relevant properties in respect of which we hold streams, royalties and other similar interests. Payments and deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such payments or deliveries. Payments and deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Our rights to payment or delivery for streams, royalties and other similar interests must, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits our ability to collect outstanding payments or deliveries in respect of such streams, royalties or other similar interests upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit our ability to recover or obtain equitable relief in the event of a default under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that we should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue; there is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, to preserve our interest in a stream, royalty or other similar interest in the context of an insolvency or similar proceeding, we may be required to make additional investments in, or provide funding to, owners or operators, which would increase our exposure to the relevant interest and counterparty risk. Failure to receive payments or deliveries from the owners and operators of the relevant properties or termination of our rights may result in a material adverse effect on our profitability, results of operations and financial condition. The conflict between Russia and Ukraine and any restrictive actions that have been or may be taken in response thereto, including sanctions and export controls, have had and could continue to have negative impacts on our ability to receive payments under our royalty interest in the Omolon Hub in Russia that is operated by Mangazeya Mining LLC, and have had and could continue to have negative impacts on Mangazeya Mining LLC's operation of the Omolon Hub mining operation.

Future pandemics and public health emergencies may significantly impact us

Future pandemics and public health emergencies could have significant adverse impacts on our business. The COVID-19 (coronavirus) global health pandemic had a significant impact on the global economy and commodity and financial markets, including extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold and silver) and supply disruptions. The operation and development of mining projects was also impacted by efforts undertaken to slow the spread of COVID-19. If the operation or development of one or more of the properties in which we hold a stream, royalty or other similar interest and from which we receive or expect to receive significant revenue is suspended and remains suspended as a result of a pandemic or public health emergency (including future variant strains of COVID-19), or if production is reduced due to public health related restrictions and/or supply disruptions, it may have a material impact on our profitability, results of operations and financial condition. The broader impact of pandemics and public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on our profitability, results of operations and financial condition.

To the extent that a pandemic or public health emergency adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to commodity prices and commodity markets, commodity price fluctuations, credit and liquidity of counterparties, our indebtedness, our ability to raise additional capital, our ability to enforce security interests and information systems and cyber security and risks related to the mining properties we have interests in, such as risks related to Mineral Resource and Mineral Reserve estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

Financial conditions in the countries where we operate may destabilize, and we are subject to global financial conditions

Global and country-specific financial conditions could suddenly and rapidly destabilize in response to future events. The global economy continues to experience substantial disruption and uncertainty due to rising geopolitical tensions, including the Russian invasion of Ukraine and related government sanctions and the ongoing Israel-Hamas conflict, and the imposition of new tariffs by the Trump administration in the United States and potential significant changes to U.S. trade policies and treaties. Ongoing and newly adopted protectionism measures, including the imposition of tariffs as well as related retaliatory measures and/or the threat or initiation of trade disputes, if implemented for any period of time, could contribute to a decline in global alignment. These events may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults, and government authorities may have limited resources to respond to future crises. Any sudden or rapid destabilization of global or country-specific economic conditions could negatively impact our ability, or the ability of the owners or operators of the properties in respect of which we hold streams, royalties or other similar interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, our profitability, results of operations and financial condition could be adversely affected.

We are exposed to counterparty and liquidity risk, and any delay or failure of counterparties to make payments will affect our revenues

We are exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold our cash and metals credit inventory, (ii) through our stream, royalty and other similar interest counterparties, (iii) through other companies that have payables due to us, (iv) through our insurance providers and (v) through our lenders. We are also exposed to liquidity risks in meeting our operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans, other credit facilities or equity financing in the future or to obtain them on terms favorable to us.

Some of the agreements governing Triple Flag’s stream and royalty interests contain terms that reduce the revenue generated from those interests upon the achievement of certain milestones

Revenue from some of Triple Flag’s stream and royalty interests decreases after certain milestones are achieved. For example, the stream interests on the Cerro Lindo mine, Northparkes mine, Impala Bafokeng PGM Operations and ATO mine and certain of Triple Flag’s royalty interests at other properties, contain these types of limitations. As a result, past production and revenue related to these interests may not be indicative of future results.

Streams, royalties and other similar interests may be subject to buyback or buydown rights in favor of counterparties that could adversely affect the revenues generated from such assets

Some of our streams, royalties and other similar interests are, and future streams and royalties may be, subject to buyback or buydown rights pursuant to which an operator may permanently eliminate or reduce our interest or entitlement under the relevant stream, royalty or other similar interest. The exercise of any buyback or buydown rights may result in an adverse effect on our profitability, results of operations and financial condition.

Streams, royalties and other similar interests may not be honored by operators of a project

Streams, royalties and other similar interests in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and the contracts themselves may be subject to interpretation or technical defects. To the extent the grantors of streams, royalties and other similar interests do not abide by their contractual obligations, we would be forced to take legal action to enforce our contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to us, may have a material adverse effect on our profitability, results of operations and financial condition. Not all of our streams, royalties and other similar interests are secured or have the benefits of guarantees, our security interests, if any, may be subordinated, and security interests and guarantees may be difficult to enforce.

Not all our streams, royalties and other similar interests are secured, including some of our principal streams and royalties

In a default, liquidation or realization situation, any Triple Flag unsecured interest will be satisfied pro rata with all other unsecured claims after all secured claims, property claims and prior ranking claims are satisfied in full. Absent a security interest, our likely potential recourse against a defaulting property owner or mining operator is for breach of the applicable contract which will result in a claim for unsecured damages for which recovery is remote and time-consuming. If a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to the liabilities and obligations owed to us under the applicable royalty or streaming agreement.

Even valid security interests which are held by us may be (i) subordinated, (ii) unenforceable, (iii) difficult to enforce or (iv) subject to attack by other creditors or stakeholders. If our security is subordinated, we may be prohibited from enforcing our security, even if a default has occurred, until steps are undertaken by senior creditors or until otherwise permitted under the applicable subordination agreement. In addition, any recovery or distribution in respect of a counterparty’s subordinated obligations may be postponed until senior creditors are indefeasibly paid in full. Even if we are permitted to enforce our security interests, if any, the security interest may be difficult to enforce because of the nature of the security interest and issues beyond our control, including court orders, restricted access and jurisdiction. We may be unwilling to exercise any rights that we may have if we become exposed to environmental or other liabilities, such as, successor employer or as a mortgagee-in-possession, by virtue of exercising such rights. Other creditors and stakeholders of the mining operator or property owner of the mining operator may attack our security interests, streaming and royalty rights and other rights under applicable insolvency, preference or reviewable transaction legislation. If such creditors are successful, the remedies may include unwinding or voiding our interests. If we are unable to enforce our security interests, there may be a material adverse effect on our profitability, results of operations and financial condition.

In addition to the issues related to enforcing our security, there is no assurance that we will be able to effectively enforce any guarantees, indemnities or other interests, even if they exist. Should an insolvency proceeding, or other similar event related to a mining operator or property owner be commenced (whether by it or its creditors), there will likely be a court ordered stay of proceedings that may prevent us from enforcing our security, streaming and royalty rights and other rights. In an insolvency proceeding, a property owner or mining operator may not perform its obligations under a stream, royalty or other similar agreement with us, it or its creditors may seek to unilaterally terminate, disclaim or resile from agreements with us, they may seek to sell or vest the property to another party free and clear of our stream, royalty or other similar obligations or seek other relief with respect to our interests. Any sale or transfer of property in such insolvency proceeding may also be effected by court order notwithstanding any transfer restrictions, options, rights of first refusal or other rights contained in the agreements with us or others. Further, in insolvency proceedings, any security or other interest held by us will likely be primed and further subordinated by court ordered charges or other court ordered relief, including for interim financing.

Also, insolvency proceedings in the mining industry are generally complex and lengthy, the outcome of which may be uncertain and may result in a material adverse effect on our profitability, results of operations and financial condition. In such proceedings, property owners may sell or convey the property free and clear of any obligations owed to us.

In addition, because some of the properties in respect of which we hold streams, royalties and other similar interests are owned and operated by foreign entities in foreign jurisdictions, our security interests, streaming and royalty rights and other rights may be subject to political interference, as well as real and personal property, enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in Canada or in the United States, and may prevent us from enforcing our security, streaming and royalty rights and other rights as anticipated. Further, there can be no assurance that any judgments or orders obtained in Canadian, or U.S. courts will be enforceable in foreign jurisdictions. If we are unable to enforce our security interests, streaming and royalty rights and other rights, there may be a material adverse effect on our profitability, results of operations and financial condition.

Our profitability, results of operations and financial condition are subject to variations in foreign exchange rates

Certain of our activities and offices are in Canada and the costs associated with these activities are largely denominated in Canadian dollars. However, our streams, royalties and other similar interests are primarily denominated in U.S. dollars and, as a result, are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on our profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and we may suffer losses due to adverse foreign currency rate fluctuations.

Operators of mines may not be able to replace depleted Mineral Resources and Mineral Reserves, which would reduce our revenue from streams, royalties and other similar interests

The revenue generated by us is principally based on the exploitation of Mineral Reserves on assets underlying our streams, royalties and other similar interests. Mineral Reserves are continually being depleted through extraction and the long-term viability of our asset portfolio depends on the replacement of Mineral Reserves through new producing assets and increases in Mineral Reserves on existing producing assets. As mines in respect of which we have streams, royalties and other similar interests mature, we can expect overall declines in production over the years unless the operators are able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. We may also experience such declines sooner or to a greater extent than we currently expect, and accordingly, we cannot predict with certainty the life of the mines in our asset portfolio. Exploration for minerals is a speculative venture that involves substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on properties underlying the asset portfolio or that discoveries will be located on properties covered by the relevant stream, royalty or other similar interest. Even in those cases where a significant mineral deposit is identified and covered by the stream, royalty or other similar interest, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by the stream, royalty or other similar interest, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves currently in the asset portfolio. This includes Mineral Resources, as the Mineral Resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability by operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a stream, royalty or other similar interest, may have a material adverse effect on our profitability, results of operations and financial condition.

We may enter into acquisitions or other royalty or streaming transactions at any time, which may be material, may involve the issuance of Triple Flag securities or the incurrence of indebtedness and will be subject to transaction- specific risks

We continuously review opportunities to acquire existing streams, royalties and other similar interests, to create new streaming, royalty or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold streams, royalties or other similar interests in respect of mineral properties. At any given time, we may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to us and may involve the issuance of securities by us or the incurrence of indebtedness to fund any such acquisition. For example, our acquisition of Maverix involved both the issuance of securities by us and the incurrence of indebtedness to fund the transaction. In addition, any such transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the integration of any acquired business with Triple Flag’s existing business, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. In addition, we may consider opportunities to restructure our royalties or stream arrangements where we believe such a restructuring may provide a long-term benefit to us, even if such restructuring may reduce near-term revenues or result in us incurring transaction related costs. We may also be unable to achieve any such anticipated long-term benefits of such restructurings. We may be unsuccessful in completing acquisitions and other additional transactions on terms favorable to us, or at all, or in realizing the anticipated growth opportunities and synergies from integrating any acquired business, and our failure to do so may have a material adverse effect on our future results of operations and growth prospects.

Increased competition for streams, royalties and other similar interests could adversely affect our ability to acquire additional streams, royalties and other similar interests in mineral properties

Many companies are engaged in the search for and the acquisition of mineral interests, including streams, royalties and other similar interests, and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. We may be at a competitive disadvantage in acquiring those interests, whether by way of stream, royalty or other similar form of investment, as competitors may have greater financial resources and technical staff. There can be no assurance that we will be able to compete successfully against other companies in acquiring new streams, royalties and other similar interests. In addition, we may be unable to acquire streams, royalties and other similar interests at acceptable valuations which may result in a material adverse effect on our profitability, results of operations and financial condition.

If we expand our business beyond the acquisition of streams, royalties or other similar interests, we may face new challenges and risks which could affect our profitability, results of operations and financial condition

Our operations and expertise have been focused on the acquisition and management of streams, royalties and other similar interests. While it is not our current intention, we may in the future pursue acquisitions outside this area. The expansion of our activities into new areas would present challenges and risks that we have not faced in the past. The failure to manage these challenges and risks successfully may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be subject to reputational damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity, whether true or not. While we do not ultimately have direct control over how we are perceived by others, reputational loss could have a material adverse impact on the trading price of our securities.

We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business

We are dependent upon the continued availability and commitment of our key management personnel, whose contributions to our immediate and future operations are significant. The loss of any such key management personnel could negatively affect business operations. From time to time, we may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. In addition, we frequently retain third party specialized technical personnel to assess and execute on opportunities. These individuals may have conflicts of interest or scheduling conflicts, which may delay or inhibit our ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of streams, royalties and other similar interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance that we will be able to recruit and retain such personnel. If we are not successful in recruiting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material adverse impact on our profitability, results of operations and financial condition.

Certain of our directors and officers serve or may serve as directors or officers of or in similar positions with other public companies, which could put them in a conflict of interest from time to time

Certain of our directors and officers also serve or may serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production. In addition, certain of our officers currently and may in the future serve as our designees to the board of directors of companies with which we have entered into royalty, streaming or other commercial agreements. To the extent that such other companies may engage in transactions or participate in the same ventures in which we participate, or in transactions or ventures in which we may seek to participate, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, or with respect to other aspects of the relationship between Triple Flag and such companies. Such conflicts of interest of the directors and officers may result in a material adverse effect on our profitability, results of operations and financial condition.

We may be unable to repay indebtedness and comply with our obligations under the Credit Facility

We may from time to time have amounts outstanding under our Credit Facility, which may be significant. The total availability under our Credit Facility is $700 million, of which $0 million is drawn as of the date of this AIF; the undrawn balance may be used to fund the acquisition of royalties and the funding of precious metals streams. These acquisitions may result in significant drawings, and we would be required to use a portion of our cash flow to service principal and interest on the debt, which would limit the cash flow available for other business opportunities. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The terms of our Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. These covenants also limit our ability to amend our stream, royalty and other similar interest contracts without the consent of the lenders. We can provide no assurances that in the future, we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect our business, results of operations and financial condition.

We can provide no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable

There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could impede our funding obligations or result in delay or postponement of further business activities which may result in a material adverse effect on our profitability, results of operations and financial condition.

Changes to or in the interpretation of tax legislation or accounting rules could affect our profitability

Changes to, or differing interpretations of, taxation laws or regulations in any of Canada, the United States, Bermuda or the other countries in which our assets or relevant contracting parties or underlying properties are located could result in some or all of our profits being subject to additional taxation.

The Organization for Economic Cooperation and Development (“OECD”) has developed model rules which address numerous long-standing tax principles impacting how large multinational enterprises are taxed in an effort to limit perceived base erosion and profit shifting incentives, including a 15% global minimum tax to be imposed on certain companies whose revenues exceed a threshold. The timing of the implementation of this and other global tax reforms is uncertain, and individual taxing jurisdictions may implement such tax reforms as proposed, in a modified form, or not at all. On June 20, 2024, the Global Minimum Tax Act (the “GMTA”), which addresses the OECD "Pillar Two" model rules, received royal assent and came into effect. The GMTA is generally effective for fiscal years beginning on or after December 31, 2023, and the first returns and potential taxes are due as early as June 30, 2026. Subsequent to the enactment of the GMTA, in August 2024, Canada released draft amendments to the GMTA that propose to implement undertaxed profits rules (“UPTR”). The August 2024 proposals also introduce amendments to the Income Tax Conventions Interpretation Act that would allow Canada's UPTR to specifically override Canada's prior bilateral tax treaty obligations. Canada also enacted excessive interest and financing expense limitation (“EIFEL”) rules in June 2024. The EIFEL rules are effective for taxation years beginning on or after October 1, 2023.

No assurance can be given that the GMTA, the EIFEL rules, any subsequent amendments thereto, or the introduction of or changes to other tax legislation will not cause Triple Flag to owe additional taxes, and no assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in our profits being subject to additional taxation or which could otherwise have a material adverse effect on our profitability, results of operations and financial condition. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make streams, royalties or other similar interests held by us less attractive to counterparties. Such changes could adversely affect our ability to acquire new assets or make future investments.

Anti-corruption laws and regulations could subject Triple Flag to liability and require it to incur additional costs

Triple Flag is subject to the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, Triple Flag invests in mining operations in jurisdictions that have experienced corruption in the past. Triple Flag’s international investment activities create the risk of unauthorized payments or offers of payments in violation of the CFPOA, the FCPA or other anti-corruption laws by one of its employees or agents in violation of Triple Flag’s policies. In addition, the operators of the properties in which Triple Flag owns stream and royalty interests may fail to comply with anti-corruption laws and regulations. Although Triple Flag is a passive investor in these properties, enforcement authorities could deem us to have some culpability for the operators’ actions. Any violations of the CFPOA, the FCPA or other anti-corruption laws could result in significant civil or criminal penalties to Triple Flag and could have an adverse effect on our reputation.

Our operations depend on information systems that may be vulnerable to cyber security threats

Our operations depend, in part, on our information technology (“IT”) systems, networks, equipment and software and the security of these systems. We depend on various IT systems to process and record financial and technical data, administer our contracts with our counterparties and communicate with employees and third- parties. These IT systems, and those of our third-party service providers and vendors and the counterparties under our contracts for streams, royalties and other similar interests may be vulnerable to an increasing number of continually evolving cyber security risks. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time. A significant breach of our IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to our reputation. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and our efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify but may, in certain circumstances, be material and could have a material adverse effect on our results of operations and financial condition.

Risks Related to Mining Operations

We are indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which we hold a stream, royalty or other similar interest

To the extent that they relate to the production of minerals from, or the continued operation of, the properties in respect of which we hold a stream, royalty or other similar interest, we will be indirectly subject to the risk factors applicable to the owners and operators of such mines or projects. Accordingly, any material adverse event occurring at the property level in respect of our stream and royalty agreements, in particular for those related to our material assets, may impact the revenues to us under those agreements, which could have a material adverse effect on our business, results of operations and financial condition.

Production at mines and projects in respect of which we hold stream, royalty or other similar interests is dependent on operators’ employees

Production from the properties in respect of which we hold an interest depends on the efforts of operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. In addition, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our profitability, results of operations and financial condition. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and our financial condition.

Mineral Resources and Mineral Reserves are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The Mineral Resources and Mineral Reserves on properties underlying our streams, royalties or other similar interests are estimates only, and no assurance can be given that the estimated Mineral Resources and Mineral Reserves are accurate or that the indicated level of minerals will be produced. Mineral Resource and Mineral Reserve estimates for our stream, royalty and other similar interests are prepared by the operators of the underlying properties. We do not participate in the preparation or verification of such estimates (or the reports in which they are presented) and we are not able to and have not independently assessed or verified the accuracy of such estimates. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production commences and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable Mineral Reserves on properties underlying our streams, royalties or other similar interests unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors related to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as its size, grade and proximity to infrastructure, governmental regulations and policy related to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks exist for all of our assets, they are heightened in the case of interests in properties which have not yet commenced production or which, like the Gunnison mine, are based on the application of novel mining or processing methods.

Mineral Resource estimates in particular must be considered with caution. Mineral Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the Mineral Resources on properties underlying our streams, royalties and other similar interests constitute or will be converted into Mineral Reserves.

Any of the foregoing factors may require operators to reduce their Mineral Resources and Mineral Reserves, which may result in a material adverse effect on our profitability, results of operations and financial condition.

Production forecasts may not prove to be accurate

We prepare estimates and forecasts of future attributable production from the properties in respect of which we hold streams, royalties and other similar interests and rely on public disclosure and other information we receive from the owners, operators and independent experts of such properties to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts are based on existing mine plans and other assumptions with respect to such properties which change from time to time, and over which we have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual attributable production may vary from our estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated lixiviant flow rates or sweep efficiency at the Gunnison mine; short-term operating factors related to the Mineral Reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the properties in respect of which we hold streams, royalties and other similar interests, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in the future may result in our failure to realize the benefits of our production forecasts anticipated from time to time. If our production forecasts prove to be incorrect, it may result in a material adverse effect on our profitability, results of operations and financial condition.

The exploration and development of Mineral Resource properties is inherently dangerous and subject to risks beyond our control

Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, artisanal mining, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may: (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the company’s Mineral Resources or expected Mineral Reserves; (iii) result in a write down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third-party facilities required for the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licenses; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social license to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operation of the properties in respect of which we hold a stream, royalty or other similar interest and have a material adverse effect on our profitability, results of operations and financial condition.

Defects in title to properties underlying our stream, royalty or other similar interests may result in a loss of entitlement by the operator and a loss of our interest

A defect in the chain of title to any of the properties underlying one of our streams, royalties or other similar interests or required for the anticipated development or operation of a particular project to which a stream, royalty or other similar interest relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of our interest in respect of that property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of our streams, royalties or other similar interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many streams, royalties or other similar interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective stream, royalty or other similar interest in a particular property. Further, even in those jurisdictions where there is a right to record or register streams, royalties or other similar interests we hold in land registries or mining recorders offices, such registrations may not necessarily provide any protection to us. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in respect of which we have a stream, royalty or other similar interest and may result in a material adverse effect on our profitability, results of operations and financial condition.

Future litigation affecting the properties in respect of which we hold our streams, royalties and other similar interests could have an adverse effect on us

Potential litigation may arise on a property on which we hold a stream, royalty or other similar interest (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, we will not generally have any influence on the litigation or access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on our profitability, results of operations and financial condition.

Moreover, the courts in some of the jurisdictions in which we have stream, royalty or other similar interests may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our financial condition and results of operations.

Defects or disputes related to our streams, royalties or other similar interests could have an adverse effect on us

Defects in or disputes related to the stream, royalty or other similar interests we hold or acquire may prevent us from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our stream, royalty and other similar interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the stream, royalty and other similar interests we acquire, there can be no assurance that disputes or other problems concerning these, and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction according to the particular circumstances of each parcel of mineral property and to the documents reflecting the stream, royalty or other similar interest. The discovery of any defects in, or any disputes in respect of, our stream, royalty and other similar interests, could have a material adverse effect on our profitability, results of operations and financial condition.

The operations in respect of which we hold a stream, royalty or other similar interest require various property rights, permits and licenses to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which we hold a stream, royalty or other similar interest require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue we derive from our streams, royalties and other similar interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are also subject to expiration, relinquishment and/or termination without notice to, control of or recourse by us. There can be no guarantee that the owners or operators of properties in respect of which we hold a stream, royalty or other similar interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on our profitability, results of operations and financial condition.

We are exposed to risks related to the construction, development and/or expansion regarding the mines, projects and properties in respect of which we hold a stream, royalty or other similar interest

Many of the projects or properties in respect of which we hold an interest are in the development, exploration and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete the construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in respect of which we hold an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce our revenues

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations related to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by us, as a mortgagee-in-possession, or by owners or operators of properties underlying our asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable stream, royalty or other similar interest, which could have a material adverse effect on our profitability, results of operations and financial condition.

Additional costs may be incurred by mineral property operators as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions, which could reduce our revenues, and we face risks in achieving our ESG goals

We acknowledge climate change as an international and community concern and we support and endorse a variety of initiatives for voluntary actions that are consistent with international initiatives on climate change. In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulation related to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, we expect that it may result in increased costs at some of the properties underlying our streams, royalties or other similar interests, which could have a material impact on the viability of the properties and impair the revenue derived from the applicable stream, royalty or other similar interest, which could have a material adverse effect on our profitability, results of operations and financial condition.

In addition, we may be limited in our ability to achieve our ESG goals in the future if our carbon footprint (including from the properties in which we have stream and royalty interests) increases significantly beyond our ability to purchase carbon offsetting projects; and/or if the availability of such carbon offsets becomes more limited (due to regulatory changes or otherwise), or such projects are unavailable on prices and/or other terms acceptable to us, or if we do not have sufficient cash flows to finance the purchase of such projects, or if the terms of our financing arrangements or other agreements limit our ability to make such purchases. In addition, our ability to achieve our ESG goals as currently contemplated is dependent on prevailing standards, methodologies and nomenclature and on how emissions are reported in the industry.

Certain operators are subject to risks related to foreign jurisdictions and developing economies, which could negatively impact us

Some of our stream, royalty or other similar interests relate to properties outside of Canada, the United States and Australia, including but not limited to Argentina, Bolivia, Botswana, Burkina Faso, Chile, Colombia, Cote d’Ivoire, Guatemala, Honduras, Mexico, Mongolia, Nicaragua, Peru, Russia, South Africa and Tanzania. In particular, for the year ended December 31, 2024, 26% of our revenues were derived from the sale of silver received from our counterparty under the stream agreement related to the Cerro Lindo mine in Peru. As a result, our financial position and results of operations may be affected by the general condition of the Peruvian economy, regulation, taxation, social instability, political unrest and other developments in or affecting Peru over which we have no control. In addition, in 2024, approximately 4% of our revenues were derived from the sale of gold and silver received from our counterparty under the stream agreement related to the ATO mine in Mongolia. As a result, our financial position and results of operations may be affected by the general condition of the Mongolian economy, regulation, taxation, social stability, political unrest and other developments in or affecting Mongolia over which we have no control. Similar risks are associated with our royalty, stream and other similar interests in Argentina, Bolivia, Botswana, Burkina Faso, Chile, Colombia, Cote d’Ivoire, Guatemala, Honduras, Mexico, Nicaragua, Russia, South Africa and Tanzania.

In addition, future investments may expose us to new jurisdictions. The ownership, development and operation of properties, mines and projects in foreign jurisdictions by their owners are subject to the risks associated with conducting business in foreign jurisdictions. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. In developing economies, these risks may also include, among others, problems related to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, limitations on repatriation of earnings, infrastructure limitations and increased financing costs. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which we hold stream, royalty or other similar interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. If any of these events were to occur, it may result in a write-down or write-off of the carrying value of one or more of our assets, which could have a material adverse effect on our profitability, results of operations and financial condition. In addition, in the event of a dispute arising in foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or in the United States.

We apply various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into contracts for stream, royalty or other similar interests. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the stream, royalty or other similar interest, engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible to ensure that the applicable contract contains appropriate protections, representations and warranties; in each case as we deem necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that we will be able to identify or mitigate all risks related to holding streams, royalties and other similar interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on our profitability, results of operation and financial condition.

Certain operators depend on international trade and other conditions in key export markets for their products

The operators of certain of the properties on which we hold stream, royalty or other similar interests export their commodities and thus depend on economic conditions and regulatory policies in export markets. The ability of these operators to sell their products effectively in these major export markets could be adversely affected by a number of factors that are beyond their control, including the deterioration of macroeconomic conditions, volatility of exchange rates or the imposition of greater tariffs or other trade barriers in those markets.

Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties underlying our streams, royalties and other similar interests

The properties on which we hold or will hold a stream, royalty or other similar interest are located in multiple legal jurisdictions and political systems. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws and regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and Mineral Resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which we hold a stream, royalty or other similar interest or the payments under such streams, royalties or other similar interests. In certain areas where we hold a stream, royalty or other similar interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. It is also possible that the costs and delays associated with compliance with such laws, regulations and requirements could become such that the owners or operators of the mineral properties would not proceed with the development of or continue to operate such mineral properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the mineral properties, could result in substantial costs and liabilities for the owners or operators of the mineral properties such that they would not proceed with the development of those properties or continue to operate, such properties. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond both our control and the control of owners and operators of the properties in respect of which we hold an interest and such changes may result in a material adverse effect on our profitability, results of operations and financial condition.

Adequate infrastructure may not be available to develop the properties in respect of which we hold an interest, which could inhibit operations at such properties

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements and they affect capital and operating costs. There is no assurance that the properties in which we hold an interest will be able to secure or maintain adequate infrastructure going forward or on reasonable terms, and unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect or inhibit the operations at the properties in respect of which we hold a stream, royalty or other similar interest, any of which may result in a material adverse effect on our profitability, results of operations and financial condition.

Mineral properties underlying our streams, royalties and other similar interests may be subject to risks related to indigenous peoples which could inhibit operations at such properties

Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. We hold streams, royalties and other similar interests in respect of operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these impose obligations on government to respect the rights of indigenous people. Some of these obligations mandate consultation with indigenous people regarding actions which may affect them, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which we currently hold or in the future may hold an interest are subject to the risk that one or more groups of indigenous people may oppose operation or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or our activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of assets in respect of which we hold a stream, royalty or other similar interest which may result in a material adverse effect on our profitability, results of operations and financial condition.

Risks Related to Ownership of Our Common Shares

Our common shares are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to our financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of our common shares at any given time may not accurately reflect the long-term value of Triple Flag.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm the profitability and the reputation of Triple Flag.

Future offerings of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common shares

In the future, the Company may attempt to increase its capital resources by making offerings of debt instruments or other securities convertible into common shares. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and shareholders bear the risk that our future offerings may reduce the market price of our common shares and dilute their ownership interest in the Company.

The issuance of additional common shares may have a dilutive effect on the interests of shareholders. We may have to raise additional capital through the issuance of additional equity, which could result in dilution to our shareholders

The issuance of additional common shares may have a dilutive effect on the interests of shareholders. The number of common shares that we are authorized to issue is unlimited. We may, in our sole discretion, subject to applicable law and the rules of the TSX and the NYSE, issue additional common shares from time to time (including pursuant to our equity incentive plan (the “Omnibus Plan”) or any other equity-based compensation plans that may be introduced in the future and pursuant to our Dividend Reinvestment Plan (“DRIP”), and the interests of shareholders may be diluted thereby. As at December 31, 2024, 334,427 RSUs, 168,536 PSUs and 1,563,467 Options had been granted under the Omnibus Plan and 1 million common shares currently reserved for future issuance under our DRIP. There are 7,994,162 common shares currently reserved for future issuance under our Omnibus Plan. In addition, 128,516 common shares are currently reserved for issuance upon exercise of replacement options of the Company (“Legacy Options”) issued to holders of Maverix options in exchange for those options under the Arrangement.

We may require new capital to continue to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.

Future sales of common shares by the Principal Shareholder (as defined below) or the Management Shareholders (as defined below), could impact the price of our common shares

As of the date of this AIF, Triple Flag Mining Aggregator S.a.r.l. (the “Principal Shareholder”), or affiliates thereof, owned or controlled, directly or indirectly, approximately 67% of our issued and outstanding common shares. In addition, employees of the Company (the “Management Shareholders”) owned or controlled, directly or indirectly, approximately 2.5 million common shares, representing approximately 1% of our issued and outstanding common shares. No prediction can be made as to the effect, if any, of future sales of common shares by the Principal Shareholder or the Management Shareholders on the market price of the common shares. However, the future sale of a substantial number of common shares by the Principal Shareholder or the Management Shareholders, or the perception that such sales could occur, could adversely affect prevailing market prices for the common shares. Subject to compliance with applicable securities laws, nothing prevents the Principal Shareholder or the Management Shareholders from selling or otherwise disposing of their common shares.

The Principal Shareholder has significant influence over the Company

As a result of its significant share ownership (as described above), the Principal Shareholder, or affiliates thereof, has significant influence with respect to all matters submitted to our shareholders for approval, including without limitation the election and removal of directors, amendments to our constating documents and the approval of certain business combinations, and in considering such matters their interests may not always align with the interests of our other shareholders, as the Principal Shareholder and its affiliates are in the business of making and acquiring investments in businesses. In addition, we and the Principal Shareholder are party to the Investor Rights Agreement (as defined below), as amended, which, among other things, provides the Principal Shareholder, or affiliates thereof, the ability to nominate 33% of Triple Flag’s directors (rounded up to the next whole number), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of common shares owned by the Principal Shareholder. See “Capital Structure – Investor Rights Agreement” for a description of the Investor Rights Agreement. Other shareholders will have a limited role in the Company’s affairs. This concentration of holdings may cause the market price of the common shares to decline, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favorable, or make it more difficult or impossible for a third-party to acquire control of the Company or effect a change in the Board and management. Any delay or prevention of a change of control transaction could deter potential acquirers or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for the common shares. While the Principal Shareholder and its affiliates have been a key source of financial support since inception, the Principal Shareholder and its affiliates have no obligation to continue to provide financial support and no assurance can be given that they will do so.

In addition, because the Principal Shareholder controls a majority of the voting power of the outstanding common shares, Triple Flag qualifies as a “controlled company” within the meaning of the NYSE listing rules. As a controlled company, Triple Flag is eligible to and, in the event it no longer qualifies as a “foreign private issuer” under SEC rules, it will be able to elect not to comply with certain of the NYSE corporate governance standards. Notwithstanding the foregoing, the Company believes it is currently in compliance with all applicable NYSE corporate governance standards.

Our business is subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could have an adverse effect on the price of our common shares

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the TSX, the NYSE and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Further, our efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company in both Canada and the United States. Compliance with applicable Canadian and U.S. securities laws and the rules of the TSX and NYSE has substantially increased our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. For example, we are required to establish and maintain effective disclosure and internal controls and procedures over financial reporting and expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes Oxley Act of 2002, which involves an annual independent auditor attestation of our internal controls over financial reporting. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of being a Canadian and U.S. public company or the timing of such costs. In addition, future changes to such Canadian and U.S. securities laws and the rules of the TSX and NYSE could increase such expenses. Reporting obligations as a public company in these jurisdictions and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as on our personnel, and will require management and other personnel to divert attention from operational and other business matters to devote substantial time to these public company requirements.

These laws, rules and regulations have also made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will likely negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us

Our by-laws provide that we will indemnify our directors and officers and we are also party to indemnification agreements with each of our directors and officers. Under the terms of the indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by applicable laws, if the basis of the indemnitee’s involvement in a proceeding is by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries. We will indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements will also require us, if so requested, to advance within 10 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our by-laws provide that any derivative actions, actions related to breach of fiduciary duties, actions arising pursuant to the Canada Business Corporations Act or our articles or by-laws and other actions related to our internal affairs will be required to be litigated in Canada, which could limit your ability to obtain a favorable judicial forum for disputes with us

Our by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the CBCA, having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Such forum selection provision does not apply to any action brought to enforce any liability or duty created by the U.S. Exchange Act, including the respective rules and regulations promulgated thereunder, or any other claim under U.S. federal securities law for which the United States federal or state courts have exclusive jurisdiction, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Section 22 of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the U.S. Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the U.S. Securities Act. Our forum selection provision also provides that our shareholders are deemed to have notice of and consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of this provision. Therefore, it may not be possible for shareholders to litigate any action related to the foregoing matters outside of the Province of Ontario.

Our ability to pay dividends will be dependent on our financial condition and other restrictions

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon our future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under our Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Under the terms of the Credit Facility, unless we receive a waiver or consent from the lenders party thereto, we are not permitted to pay dividends on our common shares unless (1) there is no default or event of default under the Credit Facility at the time of payment of such dividends and (2) on a pro forma basis both before and subsequent to making the dividend, our Net Debt/ Earnings Before Interest, Taxes, Depreciation, and Amortization Ratio (as defined in the Credit Facility) is no greater than 4.00:1.00. Although our current policy is to pay a quarterly dividend, there can be no assurance that we will declare a dividend on a quarterly, annual or other basis.

The Canada Revenue Agency’s (“CRA”) recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Triple Flag

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of our stream assets are owned by and the related revenue is received by our Bermuda wholly owned subsidiary and this revenue is not subject to Canadian taxation in accordance with the Canadian foreign affiliate rules. We have not received any reassessment or proposal from the CRA in connection with income earned by our foreign subsidiaries. Although management believes that we are in full compliance with Canadian tax law, there can be no assurance that our structure may not be challenged in the future. In the event that the CRA successfully challenges our structure, this could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on our profitability, results of operations and financial condition and the trading price of our securities.

We may be, or may become, a “passive foreign investment company,” which may result in adverse U.S. federal income tax consequences for U.S. investors

In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Based on its current and expected income, assets, and activities, the Company does not believe that it is currently a PFIC, nor does it anticipate becoming a PFIC in the foreseeable future. However, the classification of the Company under the PFIC rules will depend, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority regarding the application of the active business gains exception and other relevant PFIC rules to entities such as the Company and its subsidiaries. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company were a PFIC for any taxable year during which a U.S. investor held common shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions, an interest charge on certain taxes deemed deferred as a result of the Company’s non-U.S. status, and a requirement to file annual reports with the IRS. Certain elections might be available to mitigate the foregoing adverse tax consequences. U.S. investors should consult their own tax advisors regarding the implications of the PFIC rules for an investment in common shares of the Company.

General Risk Factors

We are a foreign private issuer and intend to take advantage of less frequent and detailed reporting obligations

We are a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and Principal Shareholder are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on a timely basis when our officers, directors and Principal Shareholder purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have more time than U.S. domestic companies after the end of each fiscal year to file our annual report with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC.

In addition, as a foreign private issuer, we are permitted to follow certain Canadian corporate governance practices in lieu of those required by the NYSE listing rules. In particular, we intend to follow the listing rules of the TSX in respect of private placements instead of the requirements of the NYSE to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Triple Flag and certain acquisitions of the shares or assets of another company). The TSX threshold for shareholder approval of private issuances of common shares is generally 25%, subject to additional shareholder approval requirements in the case of certain issuances to insiders, and accordingly, we will be permitted to rely on shareholder approval rules that may be less favorable to shareholders than for U.S. domestic companies that are subject to NYSE shareholder approval rules.

We may lose foreign private issuer or multijurisdictional disclosure system (“MJDS”) status in the future, which could result in significant additional costs and expenses

We may in the future lose foreign private issuer status (in addition to MJDS status) if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer (including Item 1300 of Regulation S-K, as discussed below). In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. The loss of foreign private issuer status would result in significant costs and expenses which could have an adverse impact on our financial condition and cash flows.

In addition, even if we retain foreign private issuer status, we may lose MJDS status if our public float decreases below $75 million within 60 days of filing our U.S. annual report each year. As a non-MJDS foreign private issuer, we would be required to comply with Item 1300 of Regulation S-K, which sets forth the U.S. disclosure requirements for SEC registrants with mining operations. Item 1300 of Regulation S-K, if applicable to us, would present substantial operational challenges for us to comply with, given that we are a royalty and streaming company and do not directly operate our mining assets, and would likely require us to incur significant expenses.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements and/or call into question the reliability of our financial statements

We are responsible for establishing and maintaining adequate internal controls over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our common shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our common shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of the common shares and harm our ability to raise capital.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of our common shares.

We are subject to the requirements of Sarbanes-Oxley and other U.S. securities laws. SOX 404 requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning our internal controls over financial reporting. Our independent auditor is required to attest to and report on management’s assessment of our internal controls over financial reporting. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business may grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

It may be difficult for United States investors to effect services of process or enforcement of actions against us or certain of our directors and officers under U.S. federal securities laws

We are incorporated under the laws of Canada. A number of our directors and officers reside in Canada. Because all or a substantial portion of our assets and these persons are located outside the United States, it will be difficult for United States investors to effect service of process in the United States upon us or our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act or other United States laws. It may also be difficult to have a judgment rendered in a U.S. court recognized or enforced against us in Canada.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our common share price and trading volume could decline

The trading market for our common shares depends on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. We cannot assure that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover the Company downgrade our stock or change their opinion of our common shares, the price of our common shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports, we could lose visibility in the financial markets, which could cause the price and trading volume of our common shares to decline.

The forward-looking information contained in this AIF may prove to be incorrect

The forward-looking information in this AIF is based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Actual results of the Company in the future may vary significantly from historical and estimated results and those variations may be material.

There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this AIF.

See the “Forward-Looking Information” in this AIF.

SUMMARY OF MINERAL RESOURCES AND MINERAL RESERVES

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study, which study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. The following are different types of Mineral Reserves:

“Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A proven Mineral Reserve implies a high degree of confidence in the modifying factors.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The following are different types of Mineral Resources:

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Estimated Mineral Resources and Mineral Reserves tabulated herein reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in respect of which Triple Flag has interests, and none of this information has been independently verified by Triple Flag. All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to the respective owner or operator unless otherwise noted.

Summary Mineral Reserves

Mineral Reserves
		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	4	15,100	0.44	216	78,600	0.24	611	93,700	0.27	828
Beta Hunt	5	304	2.69	26	5,940	2.70	516	6,244	2.70	542
Fosterville	6	888	5.77	165	8,666	5.33	1,486	9,553	5.37	1,650
Henty	7	-	-	-	1,207	4.00	154	1,207	4.00	154
Canada
Young-Davidson	8	28,469	2.28	2,087	13,287	2.21	943	41,756	2.26	3,030
Hemlo	9	290	3.84	36	31,000	1.60	1,600	32,000	1.62	1,600
Eagle River	10	264	19.79	168	452	15.94	232	716	17.38	400
Akasaba	11	846	0.82	22	3,948	0.91	116	4,794	0.90	138
Hope Bay	12	93	6.77	20	16,120	6.52	3,378	16,212	6.52	3,398
Eskay Creek	13	27,954	3.00	2,657	11,889	1.80	680	39,843	2.60	3,336
USA
Florida Canyon	14	-	-	-	77,430	0.35	861	77,430	0.35	861
Kensington	3, 15	1,216	6.37	249	1,295	6.05	252	2,510	6.21	501
Pumpkin Hollow (OP)	3, 16	96,706	0.06	199	253,195	0.05	419	349,901	0.05	618
DeLamar	17	18,357	0.54	316	105,125	0.44	1,471	123,482	0.45	1,787
South Railroad	3, 18	6,911	1.27	282	22,248	0.78	557	29,159	0.89	839
Hasbrouck-Three Hills	3, 19	5,561	0.72	126	34,385	0.57	627	39,946	0.59	753
Latin America
Buritica	20	3,340	8.24	887	9,420	6.83	2,069	12,760	7.21	2,956
La Colorada	21	3,200	0.20	21	5,800	0.19	35	9,000	0.19	56
Camino Rojo	22	14,488	0.78	362	35,917	0.71	821	50,405	0.73	1,183
El Penon	23	800	5.46	145	4,000	3.99	507	4,800	4.23	653
Eastern Borosi	24	-	-	-	1,249	5.90	237	1,249	5.90	237
Lagunas Norte	25	21,467	2.52	1,738	27,936	2.47	2,214	49,403	2.49	3,952
Norte Abierto	26	110,000	0.65	2,400	480,000	0.59	9,200	590,000	0.61	11,600
Cerro Blanco	27	37,618	1.89	2,286	16,279	1.07	560	53,897	1.64	2,846
Romero	28	-	-	-	7,031	3.72	840	7,031	3.72	840
Nueva Esperanza	29	-	-	-	17,000	0.50	300	17,000	0.55	300
Rest of World
Impala Bafokeng	30
Merensky		24,950	0.18	141	32,380	0.20	208	57,330	0.19	349
UG2		3,810	0.02	3	17,400	0.02	14	21,210	0.02	17
ATO	31	17,247	1.22	677	11,883	1.01	385	29,130	1.13	1,063
Agbaou	32	2,241	1.59	115	7,250	1.47	343	9,491	1.50	458
Bonikro	33	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Koné	34	-	-	-	174,300	0.72	4,010	174,300	0.72	4,010
Total Gold Mineral Reserves		448,141	1.08	15,490	1,518,592	0.74	35,944	1,967,441	0.81	51,398

		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	35	15,100	0.95	460	78,600	2.09	5,290	93,700	1.91	5,750
Canada
Eskay Creek	36	27,954	80.90	72,661	11,889	40.10	15,308	39,843	68.70	87,969
USA
Pumpkin Hollow (OP)	3, 37	96,706	2.16	6,722	253,195	1.79	14,544	349,901	1.89	21,266
DeLamar	38	18,357	35.18	20,762	105,125	21.20	71,640	123,482	23.27	92,402
Hasbrouck-Three Hills	3, 39	5,561	14.31	2,558	34,385	7.19	7,946	39,946	8.18	10,504
Latin America
Buritica	40	3,340	21.54	2,319	9,420	21.87	6,626	12,760	21.80	8,945
Cerro Lindo	41	24,880	19.70	15,779	14,190	24.20	11,057	39,070	21.40	26,836
Camino Rojo	42	14,488	15.40	7,195	35,917	15.30	17,624	50,405	15.32	24,819
Eastern Borosi	43	-	-	-	1,249	48.31	1,940	1,249	48.31	1,940
Lagunas Norte	44	21,467	6.07	4,190	27,936	6.37	5,726	49,403	6.24	9,916
Norte Abierto	45	110,000	1.91	7,000	480,000	1.43	22,000	590,000	1.53	29,000
Cerro Blanco	46	37,618	8.33	10,084	16,279	4.81	2,518	53,897	7.27	12,602
Romero	47	-	-	-	7,031	4.33	980	7,031	4.34	980
Nueva Esperanza	48	-	-	-	17,000	87.00	47,800	17,000	87.46	47,800
Rest of World
ATO	49	17,247	12.64	7,029	11,883	12.13	4,648	29,130	12.43	11,677
Total Silver Mineral Reserves		392,718	12.42	156,759	1,104,099	6.64	235,647	1,496,817	8.15	392,406

		Proven			Probable			Proven & Probable
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
USA								-	-	-
Pumpkin Hollow – O/P	3, 50	96,706	0.57	1,206	253,195	0.43	2,384	349,901	0.47	3,590
Latin America								-	-	-
Norte Abierto	51	110,000	0.19	485	480,000	0.23	2,425	590,000	0.22	2,910
Romero	52	-	-	-	7,031	0.88	136	7,031	0.88	136
Total Copper Mineral Reserves		206,706	0.37	1,691	740,226	0.30	4,945	946,932	0.32	6,637

		Proven			Probable			Proven & Probable
		Volume	Grade	Contained	Volume	Grade	Contained	Volume	Grade	Contained
Lithium		(Mm3)	(mg/L Li)	LCE (kt)	(Mm3)	(mg/L Li)	LCE (kt)	(Mm3)	(mg/L Li)	LCE (kt)
Latin America
Tres Quebradas	53	79.9	902	588	328.1	757	1,084	408	786	1,672
		80	902	588	328	757	1,084	408	786	1,672

Summary Mineral Resources

		Mineral Resources
		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Gold	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	2, 54	249,100	0.22	1,748	218,600	0.16	1,157	2,905	58,300	0.19	357
Beta Hunt	1, 55	1,142	2.79	102	16,581	2.74	1,458	1,560	12,860	2.63	1,086
Fosterville	2, 56	1,316	3.32	141	11,465	3.76	1,386	1,527	12,761	4.31	1,769
Henty	1, 57	-	-	-	3,700	3.50	410	410	600	2.90	52
Bushranger	58	-	-	-	50,150	0.04	60	60	461,950	0.05	757
Canada
Young-Davidson	2, 59	7,627	3.18	780	5,226	2.41	406	1,186	1,911	3.22	198
Hemlo	1, 60	3,900	4.37	550	60,000	1.49	2,900	3,450	8,500	2.30	620
Eagle River	2, 61	201	10.80	70	570	9.60	176	246	2,858	3.80	349
Akasaba	2, 62	-	-	-	4,133	0.68	90	90	-	-	-
Hope Bay	2, 63	-	-	-	14,689	4.54	2,143	2,143	13,232	5.44	2,312
Fenn-Gib	64	-	-	-	181,302	0.74	4,313	4,313	8,921	0.49	141
Eskay Creek	1, 65	28,648	3.37	3,106	23,252	1.71	1,275	4,380	924	2.26	67
Monument Bay	66	10,497	2.00	675	47,526	1.08	1,647	2,322	24,380	0.92	720
Val D’Or East	67	5,131	2.22	367	7,073	1.85	422	788	8,701	1.99	556
Juby	68	-	-	-	21,300	1.13	773	773	47,100	0.98	1,488
Queensway	69	-	-	-	18,000	2.40	1,390	1,390	10,700	1.77	610
Chimo	70	-	-	-	7,128	3.14	720	720	18,475	2.75	1,633
Hosco	3, 71	-	-	-	26,569	1.41	1,201	1,201	16,081	1.28	663
Sleepy	72	-	-	-	-	-	-	-	1,113	4.70	168
Grey Fox	73	-	-	-	13,135	3.64	1,538	1,538	4,319	3.30	458
Heva	3, 74	-	-	-	1,148	2.06	76	76	2,528	2.66	216
Douay	75	-	-	-	-	-	-	-	3,300	1.15	125
GJ	76	-	-	-	215,200	0.31	2,140	2,140	28,300	0.31	280
Thunder Bay North	77	-	-	-	14,033	0.10	44	44	2,272	0.07	5
USA
Florida Canyon	1, 78	-	-	-	84,401	0.34	933	933	96,311	0.72	2,220
Kensington	2, 3, 79	1,950	8.71	546	1,315	8.04	340	886	901	7.87	228
Converse	80	241,484	0.50	4,070	121,649	0.50	2,050	6,120	37,496	0.50	592
Pumpkin Hollow (OP)	1, 3, 81	121,563	0.07	255	380,111	0.05	623	878	25,401	0.05	37
DeLamar	1, 82	37,412	0.46	555	210,423	0.35	2,382	2,937	43,103	0.31	428
Gemfield	83	9,729	1.08	339	21,103	0.54	368	707	2,267	0.41	30
Maverick Springs	84	-	-	-	-	-	-	-	195,736	0.32	2,010
South Railroad	1, 85	7,225	1.24	288	24,567	0.79	625	913	1,176	0.50	19
McCoy-Cove	86	-	-	-	1,007	10.90	351	351	3,867	10.90	1,353
Golden Eagle	87	30,681	1.49	1,469	14,745	1.16	549	2,018	5,370	0.90	155
Mother Lode	88	24,330	0.63	490	35,910	0.92	1,060	1,550	9,860	0.55	170
Bullfrog	89	25,800	0.55	453	38,310	0.52	642	1,095	15,440	0.47	235
Hasbrouck-Three Hills	1, 3, 90	6,339	0.66	134	41,244	0.53	701	835	5,596	0.41	73
Buffalo Valley	91	-	-	-	14,890	0.57	270	270	8,770	0.51	150
Golden Arrow	3, 92	1,678	0.97	52	9,367	0.81	244	297	3,439	0.46	50
Relief Canyon	93	12,177	0.90	352	10,431	0.66	220	572	2,732	0.29	25
Imperial	94	-	-	-	45,703	0.59	877	877	90,876	0.46	1,336
Tamarack	95	-	-	-	8,564	0.17	47	47	8,461	0.13	35
Latin America
Buritica	1, 96	9,160	8.46	2,492	14,550	7.27	3,402	5,893	20,160	6.26	4,057
La Colorada	2, 97	400	0.11	1	2,100	0.27	18	20	12,400	0.19	74
Camino Rojo	1, 98	17,715	0.79	449	60,916	0.71	1,396	1,845	4,258	0.60	83
San Jose	2, 99	60	1.39	3	941	1.16	35	38	1,025	1.24	41
El Penon	2, 100	1,600	5.25	262	3,800	3.44	423	685	18,400	1.38	816
Eastern Borosi	1, 101	-	-	-	1,031	8.48	281	281	2,894	2.85	265
Arcata	102	834	1.35	36	1,304	1.36	57	93	3,533	1.26	143
Azuca	103	191	0.77	5	6,859	0.77	169	174	6,946	0.89	200
Polo Sur	104	258,900	0.07	583	676,600	0.05	1,087	1,669	673,400	0.04	866
Lagunas Norte	2, 105	1,749	0.80	45	23,901	0.80	618	663	2,432	0.90	70
Norte Abierto	1, 106	190,000	0.63	3,900	1,100,000	0.53	19,000	22,000	370,000	0.40	4,400
Cerro Blanco	107	40,947	1.80	2,382	22,595	1.00	706	3,088	1,672	0.60	31
Ana Paula	108	1,110	8.97	320	2,240	5.42	391	711	3,280	4.24	448
Romero	1, 109	-	-	-	20,230	2.67	1,738	1,738	3,020	2.03	197
La Bolsa	110	10,800	0.70	243	10,600	0.54	184	427	13,700	0.51	225
Tres Cruces	111	-	-	-	46,475	1.65	2,474	2,474	2,561	1.26	104
Nueva Esperanza	1, 112	1,600	0.01	1	27,200	0.46	402	403	10,600	0.30	102
Calcatreu	113	-	-	-	9,841	2.11	669	669	8,078	1.34	348
Pico Machay	114	4,700	0.91	138	5,900	0.67	127	265	23,900	0.58	446
Rest of World
Impala Bafokeng	1, 115
Merensky		43,930	0.33	460	23,370	0.31	236	696	7,520	0.34	81
UG2		68,440	0.03	65	43,790	0.03	42	107	7,700	0.03	7
ATO	1, 116	21,600	1.17	811	16,400	0.84	444	1,255	5,400	0.62	108
Agbaou	1, 117	1,748	2.29	129	7,579	2.06	502	631	1,986	2.35	150
Bonikro	1, 118	9,649	1.08	336	30,565	1.37	1,345	1,681	11,129	1.33	474
Koné	1, 119	-	-	-	240,000	0.63	4,870	4,870	25,000	0.50	400
Enchi	120	-	-	-	41,736	0.55	744	744	46,556	0.65	972
Total		1,513,063	0.60	29,201	4,465,043	0.55	79,366	107,665	2,594,439	0.47	38,883

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Silver	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(koz)	(kt)	(g/t)	(koz)
Australia
Northparkes	2, 121	249,100	1.99	15,900	218,600	1.76	12,360	28,260	58,300	1.69	3,170
Bushranger	122	-	-	-	50,150	0.87	1,398	1,398	461,950	0.71	10,567
Canada
Eskay Creek	1, 123	28,648	89.45	82,391	23,252	32.97	24,644	107,035	924	30.36	902
Silvertip	2, 3, 124	666	361.96	7,749	5,822	266.67	49,919	57,668	2,127	235.16	16,084
Kemess	2, 125	-	-	-	345,056	1.61	17,806	17,806	13,691	1.40	615

GJ	1, 126	-	-	-	215,200	1.90	13,030	13,030	28,300	1.80	1,640
Thunder Bay North	127	-	-	-	14,033	2.53	1,143	1,143	2,272	1.84	135
USA
Converse	128	241,484	3.40	26,278	121,649	3.00	11,792	38,070	37,496	2.90	3,549
Pumpkin Hollow (OP)	1, 3, 129	121,563	2.20	8,593	380,111	1.73	21,185	29,778	25,401	1.33	1,088
DeLamar	1, 130	37,412	27.15	32,657	210,423	16.27	110,090	142,747	43,103	10.83	15,003
Maverick Springs	131	-	-	-	-	-	-	-	195,736	40.25	253,300
McCoy-Cove	132	-	-	-	1,007	29.10	943	943	3,867	20.60	2,565
Golden Eagle	133	30,681	6.77	6,676	14,745	5.74	2,723	9,399	5,370	4.43	765
Mother Lode	134	24,330	0.91	710	35,910	0.69	800	1,510	9,860	1.26	400
Hasbrouck-Three Hills	1, 3, 135	6,339	13.50	2,752	31,789	9.20	9,404	12,156	4,682	6.55	986
Golden Arrow	3, 136	1,678	14.75	796	9,367	10.67	3,212	4,008	3,439	11.30	1,249
Relief Canyon	137	12,177	3.40	1,346	10,431	0.60	210	1,556	2,732	0.08	7
Latin America
Buritica	2, 138	9,160	26.06	7,674	14,550	26.83	12,545	20,220	20,160	20.88	13,532
Cerro Lindo	2, 139	3,600	23.00	2,663	2,880	22.30	2,065	4,727	10,040	25.50	8,213
Camino Rojo	1, 140	17,715	14.50	8,285	60,916	12.80	25,010	33,295	4,258	5.70	773
San Jose	2, 141	60	160.00	309	941	158.00	4,780	5,089	1,025	164.00	5,405
Nueva Recuperada	142	1,940	80.54	5,020	1,660	56.78	3,020	8,040	11,900	152.50	58,310
Eastern Borosi	1, 143	-	-	-	1,031	84.77	2,810	2,810	2,894	81.39	7,573
Arcata	144	834	438.00	11,700	1,304	411.00	17,200	28,900	3,533	371.00	42,100
Azuca	145	191	244.00	1,500	6,859	187.00	41,200	42,700	6,946	170.00	37,900
Norte Abierto	1, 146	190,000	1.62	10,000	1,100,000	1.23	43,000	53,000	370,000	1.00	11,000
Cerro Blanco	1, 147	40,947	7.90	10,387	22,595	4.20	3,058	13,445	1,672	2.10	112
Romero	1, 148	-	-	-	20,230	4.00	2,602	2,602	3,020	2.90	282
Nueva Esperanza	1, 149	1,600	93.00	4,784	27,200	73.00	63,839	68,623	10,600	43.00	14,654
Calcatreu	150	-	-	-	9,841	19.83	6,275	6,275	8,078	13.09	3,399
Rest of World
ATO	1, 151	21,600	16.38	11,370	16,400	14.52	7,672	19,042	5,400	15.39	2,655
Total		1,041,724	7.75	259,540	2,973,951	5.39	515,733	775,273	1,358,777	11.86	517,932

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Copper	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Australia
Bushranger	152	-	-	-	50,150	0.22	240	240	461,950	0.17	1,758
Canada
GJ	153	-	-	-	215,200	0.26	1,235	1,235	28,300	0.14	85
Thunder Bay North	154	-	-	-	14,033	0.41	127	127	2,272	0.31	16
USA
Gunnison	3, 155	173,544	0.37	1,420	580,780	0.29	3,684	5,104	72,212	0.20	325
Johnson Camp Mine (JCM)	3, 156	18,843	0.31	128	79,076	0.32	550	678	46,265	0.32	323
Pumpkin Hollow (OP)	1, 3, 157	121,563	0.56	1,508	380,111	0.42	3,492	5,000	25,401	0.35	197
Tamarack	158	-	-	-	8,564	0.92	174	174	8,461	0.55	103
Latin America
Polo Sur	159	319,900	0.41	2,892	722,000	0.34	5,412	8,303	679,900	0.27	4,047
Norte Abierto	1, 160	170,000	0.21	787	1,000,000	0.21	4,630	5,417	360,000	0.20	1,587
Romero	1, 161	-	-	-	20,230	0.61	272	272	3,020	0.33	22
Rest of World
Prieska	162	-	-	-	20,000	1.23	551	551	11,000	1.10	265
Total		803,850	0.38	6,734	3,090,143	0.30	20,366	27,100	1,698,781	0.23	8,726

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Nickel	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Canada
Thunder Bay North	163	-	-	-	14,033	0.25	76	76	2,272	0.19	9
Australia
Beta Hunt	164	-	-	-	749	2.80	46	46	499	2.70	29
USA
Tamarack	165	-	-	-	8,564	1.73	327	327	8,461	0.83	155
Total		-	-	-	23,346	0.87	449	449	11,232	0.78	193

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Zinc	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Canada
Silvertip	2, 3, 166	666	9.93	146	5,822	10.68	1,371	1,517	2,127	10.27	482
Latin America
Nueva Recuperada	167	1,940	1.19	51	1,660	1.44	53	103	11,900	1.79	470
Romero	168	-	-	-	20,230	0.30	134	134	3,020	0.32	21
Rest of World
Prieska	169	-	-	-	20,000	3.43	1,543	1,543	11,000	4.00	926
Total		2,606	3.42	197	47,712	2.95	3,100	3,297	28,047	3.07	1,899

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Lead	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Canada
Silvertip	2, 3, 170	666	7.88	116	5,822	5.09	653	769	2,127	4.26	200
Latin America
Nueva Recuperada	171	1,940	1.19	73	1,660	1.44	53	127	11,900	1.79	450
Total		2,606	3.29	189	7,482	4.28	707	896	14,027	2.10	650

		Measured			Indicated			(M)+(I)	Inferred
		Volume	Grade	Contained	Volume	Grade	Contained	Contained	Volume	Grade	Contained
Lithium	Notes	(Mm3)	(mg/L Li)	LCE (kt)	(Mm3)	(mg/L Li)	LCE (kt)	LCE (kt)	(Mm3)	(mg/L Li)	LCE (kt)

Latin America
Tres Quebradas	1, 172	450	792	1,897	1,130	576	3,472	5,369	757	561	2,261
		450	792	1,897	1,130	576	3,472	5,369	757	561	2,261
		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
PGM	Notes	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(koz)	(kt)	(g/t)	(koz)
Canada
Thunder Bay North	173	-	-	-	14,033	2.70	1,209	1,209	2,272	1.60	117
Australia
Panton Sill	174	-	-	-	40,700	1.40	1,887	1,887	52,100	1.60	2,625
		-	-	-	54,733	1.76	3,096	3,096	54,372	1.60	2,742

		Measured			Indicated			(M)+(I)	Inferred
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnes	Grade	Contained
Molybdenum	Notes	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(Mlb)	(kt)	(%)	(Mlb)
Chile
Polo Sur	175	258,900	0.007	40	676,600	0.007	104	144	673,400	0.006	89
Total		258,900	0.007	40	676,600	0.007	104	144	673,400	0.006	89

Notes and Sources

The following general notes apply to the Mineral Resources and Mineral Reserves tabulated above:

●	All Mineral Resources and Mineral Reserves have been estimated by the operators of the assets in accordance with either the CIM guidelines, JORC, or SAMREC.
●	Mineral Resources and Mineral Reserves have an effective date of December 31, 2024, unless stated otherwise. Where an effective date earlier than December 31, 2024 is referenced, more recent information is not available from the operators of the assets.
●	All Mineral Resources and Mineral Reserves are reported in the aggregate for each mining project (i.e., the summation of all sub-deposits and stockpiles for each project), with the exception of (i) Impala Bafokeng Operation, where the differing gold contributions of the Merensky and UG2 reefs are deemed material such that more granular information is required to provide clear disclosure
●	All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to the respective owner or operator, unless otherwise noted.
●	Totals and subtotals may not summate due to rounding.
●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
●	Mineral Resources reported are reported inclusive and exclusive of those portions of the Mineral Resource that have been converted to Mineral Reserves, reflecting the practices of the operator. The methodology for each asset it is included in the respective footnotes, where applicable.
●	Inferred Mineral Resources are in addition to Measured Mineral Resources and Indicated Mineral Resources. Inferred Mineral Resources have a greater amount of uncertainty as to their existence and whether or not they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Mineral Resources will ever be upgraded to a higher category. Certain of our royalties or stream interests may not cover all the estimated Mineral Resources and Mineral Reserves reported by the operators. In such cases, Triple Flag has endeavored to make the necessary deductions to derive the appropriate portion of the estimated Mineral Resources and Mineral Reserves covered by Triple Flag’s interest.
●	Where Mineral Resources and Mineral Reserves are reported by the operator in non-metric units, the Company’s qualified persons calculated the metric conversion using 1 ounce per short ton = 34.286 grams per metric tonne, 1 short ton = 0.9072 metric tonnes, 1 ounce = 31.1035 grams, and 1 metric tonne = 2,204.62 pounds.
●	The metal pricing assumptions for the Mineral Reserve estimates and Mineral Resource estimates were determined by the operators of the underlying asset at the time of the effective date of such estimates.
●	Mineral Resource and Mineral Reserve estimates are not presented for the El Mochito mine and Stawell mine as the operators of the projects do not disclose this information. The Company is unable to obtain the information necessary to determine a Mineral Resource or Mineral Reserve.

1	Mineral Resources reported by operator as Inclusive of Mineral Reserves
2	Mineral Resources reported by operator as Exclusive of Mineral Reserves
3	Mineral Resources and Mineral Reserves are reported by the operator in non-metric units
4	Evolution Mining Ltd; Annual Mineral Resources and Ore Reserves Statement, December 31, 2023
5	Westgold Resources Ltd; 2024 Mineral Resource Estimate and Ore Reserves, ASX Announcement, September 16, 2024
6	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
7	Catalyst Metals Ltd; News Release, September 11, 2024
8	Alamos Gold Inc; Mineral Resources and Mineral Reserves Statement, Reported December 31, 2024
9	Barrick Gold Corporation; Press Release, February 6, 2025
10	Wesdome Gold Mines Ltd; Mineral Reserves and Mineral Resources, Reported December 31, 2023, Note: Proven Reserves includes stockpile and inventory
11	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
12	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
13	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
14	Integra Resources Corp; Corporate Mineral Reserves and Mineral Resources, Reported June 28, 2024
15	Coeur Mining Inc; Corporate Mineral Reserves and Mineral Resources, Reported December 31, 2024
16	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
17	Integra Resources Corp; Mineral Resource and Mineral Reserve, Reported August 25, 2023
18	Orla Mining Ltd; NI 43-101 South Railroad Technical Report, February 23, 2022, Note: Area of Interest Covers Dark Star Resource Only
19	West Vault Mining Inc; Hasbrouck Gold-Silver Project NI 43-101 Technical Report PFS, January 11, 2023
20	Zijin-Continental Gold Limited Succursal Colombia; Mineral Reserves and Mineral Resources Statement, Effective Date: December 21, 2023
21	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
22	Orla Mining Ltd; Mineral Reserves and Mineral Resources Statement, December 31, 2023, Note: Oxide Resources Only
23	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
24	Calibre Mining Corp; News Release, February 14, 2023
25	Steppe Gold Ltd.; Boroo Pte Ltd. Mineral Reserves and Mineral Resources - June 30, 2021
26	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
27	Aura Minerals Inc.; Cerro Blanco Gold Project NI 43-101 Technical Report & Feasibility Study Effective Date: April 6th, 2022
28	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
29	Kingsgate Consolidated Ltd.; Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2024
30	Impala Platinum Holdings Ltd; Interim Mineral Resource and Mineral Reserve Statement, June 30, 2024, Note: Reported Mineral Resource is limited to Triple Flag's stream area
31	Steppe Gold Ltd; Altan Tsagaan Ovoo Project (ATO) 2022 Mineral Resources & Reserves Report, November 6, 2022
32	Allied Gold Corp.; Mineral Reserves and Mineral Resources, Dated June 30, 2024

33	Allied Gold Corp.; Mineral Reserves and Mineral Resources, Dated June 30, 2024
34	Montage Gold Corp; Press release, Updated Feasibility Study at Koné Gold Project, Dated January 16, 2024
35	Evolution Mining Ltd; Annual Mineral Resources and Ore Reserves Statement, December 31, 2023
36	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
37	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
38	Integra Resources Corp; Mineral Resource and Mineral Reserve, Reported August 25, 2023
39	West Vault Mining Inc; Hasbrouck Gold-Silver Project NI 43-101 Technical Report PFS, January 11, 2023
40	Zijin-Continental Gold Limited Succursal Colombia; Mineral Reserves and Mineral Resources Statement, Effective Date: December 21, 2023
41	Nexa Resources S.A.; SEC Form 20-F, March 27, 2025
42	Orla Mining Ltd; Mineral Reserves and Mineral Resources Statement, December 31, 2023, Note: Oxide Resources Only
43	Calibre Mining Corp; News Release, February 14, 2023
44	Steppe Gold Ltd.; Boroo Pte Ltd. Mineral Reserves and Mineral Resources - June 30, 2021
45	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
46	Aura Minerals Inc.; Cerro Blanco Gold Project NI 43-101 Technical Report & Feasibility Study Effective Date: April 6th, 2022
47	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
48	Kingsgate Consolidated Ltd.; Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2024
49	Steppe Gold Ltd; Altan Tsagaan Ovoo Project (ATO) 2022 Mineral Resources & Reserves Report, November 6, 2022
50	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
51	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
52	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
53	Zijin Mining Group Co. Ltd.; Lithium Royalty Corp.; Annual Information Form 2025 & NEO Lithium Corp; NI 43-101 Technical Report, Dated November 25, 2021. Note: LCE = Lithium Carbonate Equivalent
54	Evolution Mining Ltd; Annual Mineral Resources and Ore Reserves Statement, December 31, 2023
55	Westgold Resources Ltd; 2024 Mineral Resource Estimate and Ore Reserves, ASX Announcement, September 16, 2024
56	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
57	Catalyst Metals Ltd; News Release, September 11, 2024
58	Extract Resources plc; Corporate Website; Effective Date: October 31, 2022
59	Alamos Gold Inc; Mineral Resources and Mineral Reserves Statement, Reported December 31, 2024
60	Barrick Gold Corporation; Press Release, February 6, 2025
61	Wesdome Gold Mines Ltd; Mineral Reserves and Mineral Resources, Reported December 31, 2023
62	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
63	Agnico Eagle Mines Ltd; Mineral Resource and Mineral Reserve, Reported December 31, 2024
64	Mayfair Gold Corp; Corporate website, Mineral Resource Estimate, Reported September 3, 2024
65	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
66	Ongold Resources Ltd; Corporate website, Mineral Resource Estimate, Reported July 2017
67	Probe Metals Inc; NI 43-101 Technical Report Of Val-D’or East Property, July 14, 2021
68	Aris Mining Ltd; News Release,October 7, 2024
69	New Found Gold Corp.; NI 43-101 Initial Mineral Resource Estimate, Press Release March 24, 2025
70	Cartier Resources Inc; NI 43-101 Technical Report and PEA - Chimo Mine, April 23, 2023
71	Hecla Mining Company; Corporate Mineral Reserves and Mineral Resources, Date: December 31, 2023
72	Probe Metals Inc; NI 43-101 Technical Report Of Val-D’or East Property, July 14, 2021
73	McEwen Mining Inc; Press Release, Dated February 4, 2025
74	Hecla Mining Company; Corporate Mineral Reserves and Mineral Resources, Date: December 31, 2023
75	Maple Gold Mines Ltd; NI43-101 Technical Report on the Douay and Joutel Projects Northwestern Québec, Canada Report for NI 43-101 - April 29, 2022
76	Newmont Corp: Skeena Resources, Press Release April 20, 2017
77	Clean Air Metals Inc; Press Release, May 4,2023
78	Integra Resources Corp; Corporate Mineral Reserves and Mineral Resources, Reported June 28, 2024
79	Coeur Mining Inc; Corporate Mineral Reserves and Mineral Resources, Reported December 31, 2024
80	Waterton Global Resource Management Ltd; Chaparral Gold - Mineral Resource Statement, March 18, 2014
81	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
82	Integra Resources Corp; Mineral Resource and Mineral Reserve, Reported August 25, 2023
83	Centerra Gold Inc; 2024 Year-End Mineral Reserves and Resources, Decemeber 31, 2024
84	Sun Silver Limited; Corporate Mineral Resource Estimate, Reported August, 2024
85	Orla Mining Ltd; NI 43-101 South Railroad Technical Report, February 23, 2022, Note: Area of Interest Covers Dark Star Resource Only
86	I80 Gold Corp; NI43-101 Preliminary Economic Assessment for the Cove Project Date: January 25, 2021
87	Calibre Mining Corp.; Golden Eagle Project NI 43-101 Technical Report; Effective Date: March 31, 2020
88	Anglogold Ashanti Ltd; Mineral Resource and Mineral Reserve Report December 31, 2023
89	Augusta Gold Corp; NI 43-101 Technical Report Mineral Resource Estimate Bullfrog Gold Project - March 16, 2022
90	West Vault Mining Inc; Hasbrouck Gold-Silver Project NI 43-101 Technical Report PFS, January 11, 2023
91	SSR Mining Inc; SK-1300 Technical Report Summary on the Marigold Complex - February 12, 2024
92	Emergent Metals Corp; NI 43-101 Technical Report Golden Arrow Project, Effective Date: August 28, 2018
93	Americas Gold & Silver Corp.; Mineral Resources and Mineral Reserves Statement, Reported December 31, 2023
94	KORE Mining Ltd.; Imperial Gold Project NI 43-101 Technical Report Preliminary Economic Assessment; June 10, 2021
95	Talon Metals Corp; NI 43-101 Technical Report of the Tamarack North Project, Date: November 2, 2022
96	Zijin-Continental Gold Limited Succursal Colombia; Mineral Reserves and Mineral Resources Statement, Effective Date: December 21, 2023
97	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024

98	Orla Mining Ltd; Mineral Reserves and Mineral Resources Statement, December 31, 2023, Note: Oxide Resources Only
99	Fortuna Silver Mines Inc; Mineral Reserves and Mineral Resources, December 31, 2024
100	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
101	Calibre Mining Corp; News Release, February 14, 2023
102	Hochschild Mining: Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2023
103	Hochschild Mining: Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2023
104	Antofagasta plc; Annual Report 2024
105	Steppe Gold Ltd.; Boroo Pte Ltd. Mineral Reserves and Mineral Resources - June 30, 2021
106	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
107	Aura Minerals Inc.; Cerro Blanco Gold Project NI 43-101 Technical Report & Feasibility Study Effective Date: April 6th, 2022
108	Heliostar Metals Ltd.; Ana Paula Project NI 43-101 Technical Report Preliminary Feasibility Study Update for Heliostar Metals Ltd. dated February 28, 2023
109	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
110	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
111	Steppe Gold Ltd; Tres Cruces Oxide Project NI 43-101 Technical Report; August 21, 2023
112	Kingsgate Consolidated Ltd.; Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2024
113	Patagona Gold Corp.; Calcatreu Gold-Silver Project NI 43-101 Technical Report; Effective Date: December 31, 2018
114	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
115	Impala Platinum Holdings Ltd; Interim Mineral Resource and Mineral Reserve Statement, June 30, 2024, Note: Reported Mineral Resource is limited to Triple Flag's stream area
116	Steppe Gold Ltd; Altan Tsagaan Ovoo Project (ATO) 2022 Mineral Resources & Reserves Report, November 6, 2022
117	Allied Gold Corp.; Mineral Reserves and Mineral Resources, Dated June 30, 2024
118	Allied Gold Corp.; Mineral Reserves and Mineral Resources, Dated June 30, 2024
119	Montage Gold Corp; Press release, Updated Feasibility Study at Koné Gold Project, Dated January 16, 2024
120	Newcore Gold Ltd; NI 43-101 Mineral Resource Estimate for the Enchi Gold Project, Date: April 19, 2023
121	Evolution Mining Ltd; Annual Mineral Resources and Ore Reserves Statement, December 31, 2023
122	Extract Resources plc; Official Company Website; Effective Date: October 31, 2022
123	Skeena Resources Limited; Eskay Creek Project NI 43-101 Technical Report, November 14, 2023
124	Coeur Mining Inc; Corporate Mineral Reserves and Mineral Resources, Reported December 31, 2024
125	Centerra Gold Inc; 2024 Year-End Mineral Reserves and Resources, Decemeber 31, 2024
126	Newmont Corp: Skeena Resources, Press Release April 20, 2017
127	Clean Air Metals Inc; Press Release, May 4,2023
128	Waterton Global Resource Management Ltd; Chaparral Gold - Mineral Resource Statement, March 18, 2014
129	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
130	Integra Resources Corp; Mineral Resource and Mineral Reserve, Reported August 25, 2023
131	Sun Silver Limited; Corporate Mineral Resource Estimate, Reported August, 2024
132	I80 Gold Corp; NI43-101 Preliminary Economic Assessment for the Cove Project Date: January 25, 2021
133	Calibre Mining Corp.; Golden Eagle Project NI 43-101 Technical Report; Effective Date: March 31, 2020
134	Anglogold Ashanti Ltd; Mineral Resource and Mineral Reserve Report December 31, 2023
135	West Vault Mining Inc; Hasbrouck Gold-Silver Project NI 43-101 Technical Report PFS, January 11, 2023
136	Emergent Metals Corp; NI 43-101 Technical Report Golden Arrow Project, Effective Date: August 28, 2018
137	Americas Gold & Silver Corp.; Mineral Resources and Mineral Reserves Statement, Reported December 31, 2023
138	Zijin-Continental Gold Limited Succursal Colombia; Mineral Reserves and Mineral Resources Statement, Effective Date: December 31, 2023
139	Nexa Resources S.A.; SEC Form 20-F, March 27, 2025
140	Orla Mining Ltd; Mineral Reserves and Mineral Resources Statement, December 31, 2023, Note: Oxide Resources Only
141	Fortuna Silver Mines Inc; Mineral Reserves and Mineral Resources, December 31, 2024
142	Silver X Mining Corp.; NI43-101 Technical Report Nueva Recuperada Project PEA, Date: April 4, 2023
143	Calibre Mining Corp; News Release, February 14, 2023
144	Hochschild Mining: Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2023
145	Hochschild Mining: Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2023
146	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
147	Aura Minerals Inc.; Cerro Blanco Gold Project NI 43-101 Technical Report & Feasibility Study Effective Date: April 6th, 2022
148	Pan American Silver Corp; Mineral Reserves and Mineral Resources, Dated June 30, 2024
149	Kingsgate Consolidated Ltd.; Corporate Mineral Resource and Mineral Reserve, Reported December 31, 2024
150	Patagona Gold Corp.; Calcatreu Gold-Silver Project NI 43-101 Technical Report; Effective Date: December 31, 2018
151	Steppe Gold Ltd; Altan Tsagaan Ovoo Project (ATO) 2022 Mineral Resources & Reserves Report, November 6, 2022
152	Extract Resources plc; Official Company Website; Effective Date: October 31, 2022
153	Newmont Corp: Skeena Resources, Press Release April 20, 2017
154	Clean Air Metals Inc; Press Release, May 4,2023
155	Gunnison Copper Corp; Press Release, December 19, 2024
156	Gunnison Copper Corp; NI 43-101 Technical Report; Effective date: July 13, 2022
157	Kinterra Capital Corp.; Nevada Copper Corp, NI 43-101 Technical Report April 16, 2019
158	Talon Metals Corp; NI 43-101 Technical Report of the Tamarack North Project, Date: November 2, 2022
159	Antofagasta plc; Annual Report 2024
160	Barrick Gold Corporation; Corporate Mineral Resource and Mineral Reserve, Report December 31, 2024
161	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
162	Orion Minerals Ltd; Interim Financial Report, December 31, 2023

163	Clean Air Metals Inc; Press Release, May 4,2023
164	Westgold Resources Ltd; 2024 Mineral Resource Estimate and Ore Reserves, ASX Announcement, September 16, 2024
165	Talon Metals Corp; NI 43-101 Technical Report of the Tamarack North Project, Date: November 2, 2022
166	Coeur Mining Inc; Corporate Mineral Reserves and Mineral Resources, Reported December 31, 2024
167	Silver X Mining Corp.; NI43-101 Technical Report Nueva Recuperada Project PEA, Date: April 4, 2023
168	GoldQuest Mining Corp; NI 43-101 Pre-Feasibility Study Technical Report For The Romero Gold Project; Date: November 10, 2016
169	Orion Minerals Ltd; Interim Financial Report, December 31, 2023
170	Coeur Mining Inc; Corporate Mineral Reserves and Mineral Resources, Reported December 31, 2024
171	Silver X Mining Corp.; NI43-101 Technical Report Nueva Recuperada Project PEA, Date: April 4, 2023
172	Zijin Mining Group Co. Ltd.; Lithium Royalty Corp.; Annual Information Form 2025 & NEO Lithium Corp; NI 43-101 Technical Report, Dated November 25, 2021. Note: LCE = Lithium Carbonate Equivalent
173	Clean Air Metals Inc; Press Release, May 4,2023, Note: PGM equals 2PGE = Pt + Pd
174	Future Metals NL; ASX Announcement dated October 26, 2023, Note PGM equals 3E = Pt + Pd + Au
175	Antofagasta plc; Annual Report 2024

CERRO LINDO MINING AND TECHNICAL INFORMATION

Current Technical Report

The current technical report in relation to Cerro Lindo is entitled “Technical Report on the Cerro Lindo Mine, Department of Ica, Peru”, which was prepared for Nexa Resources S.A., and filed under Nexa’s SEDAR+ profile on March 17, 2022, with an effective date of December 31, 2021. Current mining and technical information, with an effective date of December 31, 2024 is included in Nexa’s 20-F, which was filed under Nexa’s EDGAR profile on March 27, 2025.

The Cerro Lindo mine is an underground mine located in Peru wholly owned by Nexa Peru. Operations began in 2007 and, in 2024, the Cerro Lindo mine produced approximately 86 thousand tonnes of zinc contained in concentrates, 30 thousand tonnes of copper contained in concentrates, 14 thousand tonnes of lead contained in concentrates and 4.3 million ounces of silver contained in concentrates. The ore is treated at a concentrator plant that has a nominal processing capacity of 21.0 thousand tonnes of ore per day. Cerro Lindo has an authorized capacity of 20.0 thousand tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity.

Project Description, Location and Access

The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topara River valley to the mine site. Internal roadways connect the various mine site components. The approximate coordinates of the mine are 392,780 m East and 8,554,165 m North, using the Universal Transverse Mercator WGS84 datum. The mine site is located at an average elevation of 2,000 m above sea level.

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions totaling approximately 43,827.8 hectares and one beneficiation concession. Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access roads, power transmission line and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

Nexa is required to pay annual fees for its mining concessions and, in some cases, mining production penalties if it does not timely reach the minimum production levels set by Peruvian mining law. The tax stability agreement previously in place expired on December 31, 2021. Since then, Nexa has paid income taxes and certain mining taxes to the Peruvian government. In addition, Nexa is required to pay a mining royalty to the Peruvian government for the exploitation of metallic and non-metallic resources. The amount of the royalty is payable on a quarterly basis and is equal to the greater of (i) an amount determined in accordance with a statutory scale of marginal tax rates from 1.0% to 12.0% based on a company operating income margin and applied to that company’s operating income and (ii) 1.0% of a company’s sales, in each case during the applicable quarter.

As of December 31, 2021, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction. Cerro Lindo holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Roads
Highway
Railway
Stream Area
Orebody
Mining Licence
0
4
km
Portal
Processing Plant

Figure 1: Cerro Lindo Stream Area Map

History

Several companies have held interests in the Cerro Lindo mine area, including BTX, Phelps Dodge, and Nexa. Exploration work completed to date includes geological mapping, rock chip and soil sampling, trenching, ground geophysical surveys, and exploration, definition and underground operational core drilling. Feasibility studies were completed in 2002 and 2005, with mine construction commencing in 2006. Formal production started in 2007, and the mine has been operational since that date.

Geological Setting, Mineralization and Deposit Types

Cerro Lindo is classified as a volcanogenic massive sulfide (“VMS”) deposit. The Cerro Lindo deposit is approximately 1,500 m long, 1,000 m wide, and has a current vertical extent of approximately 470 m below the surface. Mineralization consists of at least 10 discrete mineralized zones. The Cerro Lindo deposit comprises lens shaped massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly in the upper portions of the deposit. A secondary enrichment zone, composed of chalcocite and covellite, has formed near the surface where massive sulfides have oxidized. Silver rich powdery barite remains at the surface as a relic of sulfide oxidation and leaching.

Exploration

In 2024, mineral exploration in Cerro Lindo focused on extending known orebodies, particularly OB-8B and OB-8C, located southeast of the mine, and investigating potential new mineralized zones. Exploration efforts also targeted the Patahuasi Millay geophysical anomaly, which was the main focus of exploratory drilling in 2024 and resulted in its transition to an early-stage greenfield target. Drilling activities also continued at the Puca Punta target.

During 2024, Cerro Lindo completed approximately 25.4 km of diamond drilling in 25 drill holes with 4 drill holes currently in progress that are expected to be concluded in 2025, divided between surface and underground exploration drillings. By the end of 2024, Cerro Lindo had achieved key milestones, including significant advancements in extending known orebodies and evolving the exploratory drilling program.

In 2024, Cerro Lindo spent US$9.2 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. Exploration drilling activities faced delays due to heavy rainfall at the mine site and operational challenges related to exploratory drilling in long hole drilling; however, these disruptions did not significantly impact the overall progress of the exploration program.

Drilling

Cerro Lindo has drilled using diamond core, with the majority of drillholes having been completed from underground workings and the minority from surface. Between 1995 and December 31, 2020, a total of 673.7 km in 4,860 holes were drilled within the project area. Since that period, a significant quantity of exploration and infill drilling has been completed. In 2024, 25.4 km of exploration drilling and 45.8 km of mining infill drilling were completed.

Sampling, Analysis and Data Verification

Drill hole and channel sample spacing is considered adequate for the type of deposit. Sample collection and core handling are in accordance with industry standard practices. Procedures to limit potential sample losses and sampling biases are in place. Sample intervals are consistent with the type of mineralization. The quality assurance and quality control (“QA/QC”) protocol currently implemented includes the insertion of one coarse blank, one certified reference material (“CRM”), one twin sample, one coarse duplicate and one pulp duplicate in every 25 sample batch, representing in total a 20.0% insertion rate. The QA/QC protocol implemented allows for proper assessment of precision, accuracy, and contamination. Insertion rates of quality control samples were in line with general industry standards. Core boxes are transported every day to the core shed by personnel from the drilling company. Analytical samples are transported by company or laboratory personnel using corporately owned vehicles. Core boxes and samples are stored in safe, controlled areas. Chain of custody procedures are followed whenever samples are moved between locations, to and from the laboratory, by filling out sample submittal forms. No details were available regarding laboratory procedures prior to the Milpo 1999 drilling campaign, including the Phelps Dodge drill program.

Samples from drilling and underground sampling programs completed by Milpo from 1999 to 2001 were prepared at the Bondar Clegg facility in Lima and analyzed at the Bondar Clegg laboratory in Bolivia. Bondar Clegg’s laboratories in Lima and Bolivia were not certified; however, both followed protocols set out by Bondar Clegg’s Vancouver laboratory, which had ISO 9001 certification. The check or umpire laboratory used was SGS del Peru´ S.A.C (“SGS Peru”), which was an ISO 9001 certified laboratory.

Since 2007, all mine samples have been processed at the Cerro Lindo mine laboratory (the “Mine Laboratory”), which was managed by SGS Peru between 2007 and 2011 and since 2011, by Inspectorate Lima. From 2014 to 2016, exploration samples were processed at Inspectorate Lima; however, that laboratory was replaced in early 2016 by Certimin Lima and by ALS in 2019. Inspectorate Lima has ISO 9001, ISO 14001, and ISO 19007 certifications. Certimin Lima holds ISO 9001 and NTP-ISO/IEC 17025 and 17021 certifications and is accredited by the Organismo Peruano de Acreditacio´n (INACAL). The Mine Laboratory is neither certified nor accredited.

Since 2007, exploration and mine samples have been prepared at the Mine Laboratory in the following manner: (1) drying at 105°C ± 5°C in stainless steel trays; (2) primary crushing to 3⁄4” (jaw crusher); (3) secondary crushing to better than 85% minus 2 mm (jaw crusher and since 2016, Boyd crusher with a dedicated rotary splitter); (4) homogenization and splitting to obtain a 200 g to 250 g sub-sample (using a Jones splitter and the Boyd crusher since 2016); and (5) pulverizing the collected sub-sample to 95% minus 0.105 mm (ring pulverizer). All preparation workstations are provided with compressed air hoses for cleaning and dust extraction. Prior to 2007 a similar sample preparation methodology was followed by Bondar Clegg Lima for exploration samples. For mine samples from 2007 onwards, analyses of silver, zinc, copper and lead are performed by four acid digestion followed by AAS. From 2007 onwards, exploration samples were submitted for analysis using a four-acid digestion followed by ICP OES analysis, which is used for multielement analyses on all samples. Mine data are stored in Datamine’s Fusion database, which is located in the mine server at Cerro Lindo. Nexa performs regular backups to a remote server in Lima and central server in Brazil. Access to the database is strictly controlled. Numerous QA/QC programs have been in place at different periods of Cerro Lindo’s history.

Density and/or specific gravity data have been collected by Nexa and predecessors throughout the history of the project; it is not clear from the records which data type was collected. Based on analysis, RPA accepts the use of the term “density” for both density and SG data for the purposes of the technical report. During more recent assessments (post-2000), the standard water-displacement method has been used on wax-coated and un-coated samples, with analysis conducted by various external laboratories. From 2013 to 2020, 8,524 bulk density samples were analyzed, of which 4,410 were from within mineralization zones.

Mineral Processing and Metallurgical Testing

The processing plant at Cerro Lindo has been in operation since 2007 and uses a conventional polymetallic flotation scheme to produce zinc, lead, and copper concentrates with silver content. The concentrates are relatively clean and high grade, and in general do not contain penalizable concentrations of deleterious elements. A small penalty does result from the combined content of lead and zinc in the copper concentrate, which since 2016, has contained lead plus zinc in the approximate range of 4.8% to 5.6%. Silver in the feed is mostly recovered to the copper and lead concentrates, resulting in silver credits for these two concentrates. Analysis of historical production shows that recoveries of copper, lead and zinc are related to their head grades, while silver recoveries to the copper and lead concentrates tend to follow the copper and lead head grades. Apart from updates to mine plan sequencing, no fundamental changes to the concentrator feed are anticipated by Nexa.

Mineral Resource and Mineral Reserve Estimates

The Cerro Lindo Mineral Reserve and Mineral Resource estimates have been reported in accordance with the terms and definitions of Subpart 1300 of Regulation S-K. Costs and modifying factors used in the estimation of Mineral Reserves are detailed in tables below.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$44.94/t processed. A number of incremental material (with values between US$33.33/t and US$44.94/t) was included. A minimum mining width of 7.0 m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The NSR cut-off value is determined using the Mineral Reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. The current LOM based on Mineral Reserves is expected to continue to 2031.

The Cerro Lindo Mineral Resources estimates in the table below were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the Ordinary Krig (“OK”) and Inverse Distance to the cube (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes and used NSR cut-off value of US$44.94/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb);

copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag.

Cerro Lindo - Mineral Reserve Statement as at December 31, 2024

Class	Tonnage	Grade				Contained Metal
		Zinc	Copper	Silver	Lead	Zinc	Copper	Silver	Lead
	(Mt)	(%)	(%)	(g/t)	(%)	(kt)	(kt)	(koz)	(kt)
Proven	24.88	1.56	0.57	19.7	0.19	387.3	141.3	15,779	46.5
Probable	14.19	1.07	0.43	24.2	0.22	152.2	60.4	11,057	31.5
Subtotal	39.07	1.38	0.52	21.4	0.20	539.5	201.8	26,836	78.1

Cerro Lindo - Mineral Resource Statement as at December 31, 2024

Class	Tonnage)	Grade				Contained Metal
		Zinc	Copper	Silver	Lead	Zinc	Copper	Silver	Lead
	(Mt)	(%)	(%)	(g/t)	(%)	(kt)	(kt)	(koz)	(kt)
Measured	3.60	2.04	0.72	23.0	0.23	73.3	26.1	2,663	8.4
Indicated	2.88	0.99	0.50	22.3	0.19	28.4	14.5	2,065	5.6
Subtotal	6.48	1.57	0.63	22.7	0.22	101.7	40.6	4,727	14.0
Inferred	10.04	1.53	0.27	25.5	0.39	153.3	26.9	8,213	39.3

Notes:

1.	Source: Nexa Resource S.A. Form 20-F for the year ending December 31, 2024.
2.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
3.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.55%.
4.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
5.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
6.	The point of reference for Mineral Resources in this table is mill feed materials.
7.	Columns and rows may not add up due to rounding.

Mining Operations

The mine is mechanized, using rubber-tired equipment for all development and production operations. Mining is carried out in nine separate orebodies, using large, long-hole stoping methods, in a primary/secondary/tertiary sequence. Stopes are backfilled with a low-cement content paste fill made from flotation tailings. The mobile equipment fleet for Cerro Lindo is composed of equipment owned by Nexa and numerous contractors.

The highest operating level is the 1,970 m level, the lowest operating level is the 1,550 m level, and the ultimate bottom level is planned to be the 1,490 m level. Mine access is through fifteen portals servicing adits, drifts, and declines. The majority of the ore is delivered, via a fleet of 35 t and 52 t trucks, to grizzlies on the 1,830 m level which serve a crusher installed on the 1,820 m level. Crushed ore is delivered to the surface stockpile via inclined conveyor through a portal at the 1,940 m level. From the surface stockpile, ore is delivered to the concentrator via a system of inclined overland conveyors.

Rock mass conditions are well understood and appropriate for the current mining depths, the rock reinforcement types, and geotechnical input into the mine production and development. The geotechnical mapping and data analysis protocols include industry-standard practices such as detailed descriptions of the various structural domains and their characteristics. This work is based on field mapping, geological modelling, and limited geotechnical core drilling. Geotechnical characterization is a continuous proactive process as new mining areas are accessed.

The Cerro Lindo mine does not produce significant quantities of water and exploration drilling to date has not intersected any water-bearing structures that could introduce major inflows into the mine. The only pumping required is to remove drilling water from the workings. This water is collected, treated, and recycled for use in the operation. The mine ventilation circuit is extensive, consisting of portals, main fans, airflows, and main interconnecting ramps and raises. Each orebody is ventilated by a quasi-parallel split serving that orebody alone. A total of 2.37 million cubic feet per minute enter the mine through twelve portals and exhaust through six raises. The ventilation system is powered by 19 main fans, all of which are installed underground on the exhaust circuit.

Cerro Lindo – 2022 to 2024 Production Statistics

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity. The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	Units	2022	2023	2024
Treatment ore	(kt)	6,236	5,991	6,080
Average ore grade
Zinc	(% Zn)	1.55	1.51	1.62
Copper	(% Cu)	0.61	0.57	0.58
Lead	(% Pb)	0.33	0.31	0.31
Silver	(oz/t Ag)	0.89	0.80	0.93
Gold	(oz/t Au)	0.003	0.002	0.003
Metal contained in concentrate production
Zinc	(Zn t)	84,392	78,209	86,207
Copper	(Cu t)	32,758	28,588	29,888
Lead	(Pb t)	15,641	13,042	13,891
Silver	(Ag oz)	4,129,736	3,540,975	4,268,043
Gold	(Au oz)	4,146	3,418	4,904
Cash Cost, net of by product credits	($/lb)	(0.25)	(0.06)	(0.46)
Capital Expenditures	($M)	42.5	43.3	49.0

Processing and Recovery Operations

The Cerro Lindo processing plant is located on a ridge adjacent to the mine and is at an altitude of 2,100 m above sea level to 2,200 m above sea level. The plant commenced operations in 2007 with a processing capacity of 5,000 tpd, however, this has since been expanded to a name plate capacity of 21,000 tpd. Processing consists of conventional crushing, grinding, and flotation to produce separate copper, lead, and zinc concentrates. The tailings are thickened and filtered for use as backfill or trucked to the dry stack tailings storage facility.

Flotation consists of bulk rougher and scavenger flotation to produce a copper-lead concentrate, which is then cleaned combined with the flash flotation bulk concentrate prior to being separated into copper and lead concentrates. Bulk flotation tails form the feed to zinc rougher and scavenger flotation on the bulk flotation tails to produce a zinc concentrate, which is then cleaned. The three concentrates are thickened and filtered, and then deposited into dedicated concrete storage bunkers. Concentrate is reclaimed by front-end loader and each bucket is sampled before being loaded into trucks. The trucks are weighed on a weigh bridge adjacent to the concentrate handling area before being dispatched to the Port of Callao (copper and lead concentrates) or Nexa’s Cajamarquilla refinery (zinc concentrate) near Lima.

The concentrates produced at Cerro Lindo contain low concentrations of deleterious elements and higher than average concentrations of the primary metals. However, the copper concentrate attracts a small penalty of approximately $2.00 per tonne due to the combined lead and zinc content of the concentrate (approximately 4.8% to 5.6%).

Final tails consist of zinc scavenger tails. The tails are directed to the tails thickener. The thickened underflow is divided, with part going to the paste-backfill plant, and the remainder going to the dry-stack tailings filtration plant. The split between tailings to paste-backfill and dry-stack tailings is approximately 50:50.

Infrastructure, Permitting and Compliance Activities

All key infrastructure required for mining and processing operations is constructed. This includes the underground mine, access roads, powerlines, water pipelines, desalination plant, offices and warehouses, accommodations, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plant, and the dry-stack tailings storage facilities. Electrical power is provided to the mine via the national grid; two 220 kV transmission lines supply power from the substation. Site power demand is approximately 37 MW. Access to the mine site is via paved highway to Chincha (180 km from Lima), followed by a 60 km unpaved road. The unpaved road covers a significant gain in elevation and has a number of narrow sections that restrict speeds for heavy haulage. A new freshwater pipeline from the desalination plant on the coast to the mine was completed in February 2020 and is operational.

Tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams. Waste rock from the underground mining operations is either used as backfill underground or stockpiled on the surface. Waste rock is stockpiled in six locations on the mine site. Geochemical testing identified most of the waste rock to be potentially acid generating and water quality concerns are mitigated by the relative lack of precipitation at the mine site and managed by the seepage collection infrastructure in place for the larger waste rock dumps.

Nexa presents a summary characterization on the baseline analyses included in the 2018 EIA for the mine site and the desalination plant area near Chincha, which considers the climate, air quality, ambient noise, water quality, flora and fauna and social heritage.

The Environmental Management Plan states that no environmental compensation plan is required because the proposed mitigation measures ensure the preservation of the ecosystem and biodiversity of the mine site area, and all the potential environmental effects were characterized as not significant in the EIA.

Cerro Lindo complies with applicable Peruvian permitting requirements. The approved permits address the authority’s requirements for operation of the underground mine, tailings storage facilities, waste rock dumps, process plant, water usage and effluents discharge. Cerro Lindo maintains an up to date record of the legal permits obtained to date, documenting the validity period, renewal date (if applicable), and status (current, canceled or superseded). Nexa uses an ISO 14001 compliant environmental management system at Cerro Lindo to support environmental management, monitoring and compliance with applicable regulatory requirements during operation.

Nexa’s policies, programs, social risk management systems, and/or social performance is reviewed against relevant International Finance Corporation Performance Standards.

The 2016 Mine Closure Plan and the conceptual closure plan are included in the 2018 EIA. The approved period for implementing closure and post-closure in the initial Mine Closure Plan was 18 years. Post-closure monitoring, assumed to extend for five years after closure, will include monitoring of physical, geochemical, hydrological, biological, and social stability. The closure cost estimated in 2019 was $57.2 million.

Capital and Operating Costs

In 2024, Nexa spent $47.1 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

Exploration and Development

In 2025, Cerro Lindo plans to carry out 7.6 km of exploratory drilling to extend known orebodies, such as OB-8C, and to construct new access and platforms to support the exploratory drilling program. The company has allocated a budget of US$3.5 million for the year to support its exploration program, as data interpretations, geochemistry, geophysical and exploratory drilling campaign, including near mine drilling.

NORTHPARKES MINING AND TECHNICAL INFORMATION

Current Technical Report

On behalf of the Northparkes Joint Venture, Evolution as the operator prepares Mineral Resource and Mineral Reserve estimates in accordance with the guidelines and principles of the JORC Code 2012, and under supervision of Competent Persons, and has prepared this summary of mining and technical information. The document entitled “Annual Mineral Resources and Ore Reserves Statement” and dated effective December 31, 2023, which document was prepared on behalf of the Northparkes Joint Venture by Evolution, as operator of the Northparkes mine, is available on Evolution’s website at www.evolutionmining.com.au. Evolution Mining discloses information required by the listing rules of the ASX on the ASX website at https://www.asx.com.au/.

Project Description, Location and Access

Evolution Mining acquired 80% ownership of the Northparkes Operation (NPO) effective as of December 16, 2023. Northparkes is operated by Evolution on behalf of the Northparkes Joint Venture, an unincorporated joint venture between Evolution (80%), SC Mineral Resources Pty Ltd. (6.7%) and Sumitomo Metal Mining Oceania Pty Limited (13.3%) (the latter two collectively, “Sumitomo”). Northparkes operates block cave, sub-level cave and open cut mines and an ore processing plant located 27 km north of Parkes in central New South Wales, Australia. Northparkes, which is accessible via paved road, is located at an elevation of 280 m above sea level on the plains to the west of the Great Dividing Range, in the headwaters of the Bogan River, which is part of the Murray Darling Basin. The land surrounding the operations is mainly used for farming. Annual rainfall is in the range of 400 – 1,000 mm (average 600 mm).

Northparkes comprises the mining licenses ML1247, ML1367, ML1641 and ML1743, which are enclosed by the exploration licenses EL5323, EL5800, EL5801 and EL8377. The mining licenses are valid and have renewals due between 2029 and 2039, while the exploration licenses are valid and have renewals due between 2028 and early 2029. Northparkes owns 6,000 ha of land around the mine, of which the mining leases cover 1,630 ha. The remaining land is actively farmed. In order to maintain the mining leases, Evolution is required to renew the leases prior to the expiry, submit annual statutory reports and pay annual rental fees and annual levies. A four percent royalty is payable to the Government of the State of New South Wales and is calculated on an ex-mine basis, less allowable deductions, which include, inter alia, treatment and refining charges, on-site treatment, processing, marketing and penalties.

NORTHPARKES
STREAM
AREA
Highway
Roads
Railway
Stream Area
Ore Body
Open Pit
0
5
km
WGS 1984 UTM Zone 55S
TRIPLEFLAG
PRECIOUS METALS
Peak Hill
Parkes
580000
590000
600000
610000
620000
6380000
6370000
6360000
6350000
6340000
6330000
6320000

Figure 1: Northparkes Stream Area Map

History

Copper and gold mineralization was discovered at E22 in 1976 by Geopeko, the exploration arm of Peko-Wallsend Limited, via road-side traverse drilling. Subsequently, the E27 and E26 deposits were discovered by drilling a grid of RAB drill holes in 1978 and 1980, respectively. North Limited (“North”) acquired the Northparkes project through its merger with Peko-Wallsend Limited in the 1980s. North approved the Northparkes project, comprising underground block cave and open-cut mines, and a concentrator, in 1992, following an extensive and lengthy studies phase. North subsequently formed the Northparkes joint venture with Sumitomo Metal Mining Oceania and Sumitomo Corporation in 1993 in order to obtain a development partner with downstream smelting and refining capability. Rio Tinto acquired North in 2000 and assumed management of the Northparkes joint venture. In 2004, the second block cave mine, E26 Lift 2 was commissioned, with a northern extension added in 2008 (E26L2N) followed by initial production from E48 Lift 1 in 2010. In 2012, the nameplate mill throughput was increased to 6.4 Mtpa. CMOC acquired Rio Tinto’s stake in the Northparkes joint venture in 2013. Fully automated mining and haulage was achieved in 2015 from E48 and Northparkes celebrated its 25th year of production in 2019. Evolution acquired 80% ownership of the Northparkes Operation from CMOC Mining effective as of December 16, 2023.

On a 100% basis, Northparkes milled 7.0 Mt in 2024 at a grade of 0.62% copper and 0.34 g/t gold to yield 37.3kt copper and 56.3koz gold in concentrate.

Geological Setting, Mineralization and Deposit Types

The Northparkes deposits occur within the Ordovician Goonumbla Volcanics of the Goonumbla Volcanic Complex (Simpson, et al., 2000). The Goonumbla Volcanics form part of the Junee-Narromine Volcanic Belt of the Lachlan Orogen (Glen, et al., 2007). At Northparkes, the Goonumbla Volcanics are a folded sequence of trachyandesitic to trachytic volcanics and volcaniclastic sediments that are interpreted to have been deposited in a submarine environment associated with island arc volcanism. Younger unmineralized sediment cover crops out within a kilometer of the deposit to the west and north. The Goonumbla Volcanics at Northparkes have undergone little deformation, with gentle to moderate bedding dips as a result of regional folding. The dominant structure observed to date in the Northparkes area is the Altona Fault, an east dipping thrust fault, which truncates the top of E48, and is known to extend from east of E26 to north of E27.

Within the region, the Goonumbla Volcanics have been intruded by equigranular monzonitic stocks. Quartz monzonite porphyry pipes and dykes, some of which are associated with mineralization, have intruded both the Goonumbla Volcanics and the equigranular monzonite stocks, as schematically depicted below in Figure 2.

Figure 2: South to North Cross-Section of Northparkes geology showing main mineral resources

Sulfide mineralization occurs as quartz stockwork veins, as disseminations, and as fracture coatings. The highest grades are generally associated with the most intense stockwork veining. Sulfide species in the systems are zoned from bornite-dominant cores, centered on the quartz monzonite porphyries, outwards through a chalcopyrite-dominant zone to distal pyrite. As the copper grade increases (approximately >1.2% Cu), the content of covellite, digenite and chalcocite associated with the bornite mineralization also increases. Gold normally occurs as fine inclusions within the bornite or more rarely as free gold.

The alteration zoning is complex but tends to be zoned around the quartz monzonite porphyries with a central K-feldspar altered zone surrounded by biotite-magnetite alteration. The K-feldspar alteration zone at E26 is well developed and extends up to 100 meters outboard from the porphyry. This contrasts with the E22, E27 and E48 deposits where K-feldspar alteration is generally less than 10 meters outboard from the porphyries.

The biotite-magnetite zone is strongly developed at the E22, E27 and E48 deposits, and forms a zone up to 200 meters from the porphyry. It is this biotite-magnetite zone that generates the distinctive annular magnetic features at E22 and E27.

A central white sericite-quartz +/- alunite alteration zone occurs at E26, and to a lesser extent at E48, and is generally associated with the high-grade zones within the deposits (Wolfe, 1994), (Wolfe, et al., 1996); (Harris, et al., 2002). At E48, an alteration assemblage of hematite-sericite +/- carbonate occurs both within and proximal to the mineralization.

All of the Northparkes deposits are cross-cut by late faults/veins filled with quartz-carbonate+/- gypsum, anhydrite, pyrite, chalcopyrite, sphalerite and galena. The associated sericite alteration extends up to 10 meters from fault/veins.

Oxide mineralization blankets were well developed over the E22 and E27 deposits. The upper blanket was gold rich and copper poor. The dominant copper oxide minerals at E22 and E27 were copper carbonates (malachite and azurite) and phosphates (pseudomalachite and libethenite) with lesser chalcocite, native copper, cuprite and chrysocolla. A gold poor, less well developed, lower supergene copper blanket was also developed over the E26 (and E31N) deposits. At E26, the oxide copper minerals included atacamite, clinoatacamite and sampleite, in addition to those copper minerals observed in E22 and E27.

Two styles of mineralization are seen at E44: a stratiform south-east dipping 10-20 m thick skarn deposit and a set of subparallel and subvertical vein/fault-hosted lenses which may or may not have formed contemporaneously. Both zones are terminated against a NW splay of the Dalveen Fault.

Native gold and gold-silver alloy occurs disseminated in the skarn and carbonate-quartz-haematite-base metal sulfide veins (including silver telluride) and breccias around both the skarn and faults.

Exploration

Exploration activities in the Northparkes area were initially undertaken by the corporate exploration groups of Geopeko and North until 1998. From 1998 onwards, Northparkes has internally managed all exploration in the district, focusing exclusively on the Goonumbla Volcanic Complex. A combination of magnetic, gravity and electrical geophysical surveys, bedrock geochemistry, geological interpretation and deep diamond drilling has been used to help discover new porphyry systems, including the GRP314 deposit. Recent exploration activities have provided extensive deep drill coverage in the mine corridor. This has led to the discovery of additional mineralization at depth beneath existing mining operations at the E22, E26 and E48 deposits.

Drilling

The Northparkes deposits are defined by a series of diamond drill core and reverse circulation drilling intercepts; the majority of diamond drill core is drilled as oriented core. The majority of the Mineral Resource is supported by drill core. Comprehensive downhole geophysical data is collected via several methods, which includes acoustic televiewer, full waveform and multichannel sonic, density, Gamma-Gamma, dual resistivity and dipmeter.

All diamond drill core, reverse circulation, air core, or grab sample logging is captured electronically with acQuire software to be ultimately housed within the master acQuire database.

Sampling, Analysis and Data Verification

Sampling of diamond drill core involves sawing samples to obtain half core which is then sampled on two- meter lengths for assay. The other half of the core is retained onsite although some samples may be utilized for metallurgical test work.

Reverse circulation samples are collected through a cone splitter at the drill rig. Samples are collected over a two-meter length, similar to core samples. A duplicate sample is taken at a minimum frequency of 1 in 20 to assess field sampling error.

Samples are sent for sample preparation and Au by fire assay analysis to ALS laboratories in Orange, New South Wales. Analysis for a 48-element suite, including Cu and other base metals, is undertaken by ALS laboratories in Brisbane, Queensland. Samples are received and dried at 105°C for 24 hours in a thermostatically controlled, gas fired oven. All samples are then crushed with 2.5 kg to 3 kg rotary divided off for pulverizing. 1 in 20 samples is checked for sizing (80% passing 2mm) as a quality control. A duplicate sample is also collected at this stage of the process at a rate of 1 in 20. The sample is then pulverized and 300 grams sub-sampled and sent for assaying. The pulverized sample is checked to ensure that 90% passed 75µm and duplicates are collected at a rate of 1 in 20.

The initial assay method for Au utilizes a trace method fire-assay where 30 grams of pulp is fused in a lead collection fire assay. The prill is digested in aqua-regia and the gold content determined by AAS. The range of this technique is 0.002 to 1 ppm. Over-range values are re-analyzed using an ore-grade method. The range of the ore-grade analysis is 0.01 to 100 ppm. The assay for base metals uses a 48-element suite (ME-MS61). A sub-sample of the pulp is digested using a HF/multi acid ‘Near-Total’ digest. Analytes tested are: Ag, Al, As, Ba, Be, Bi, Ca, Cd, Ce, Co, Cr, Cs, Cu, Fe, Ga, Ge, Hf, In, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, Re, S, Sb, Sc, Se, Sn, Sr, Ta, Te, Th, Ti, Tl, U, V, W, Y, Zn & Zr. An “Ore Grade” OG62 analysis is used to re-assay samples for Cu, for samples assaying higher than 0.4% Cu in the method outlined above. This technique is also a four-acid digest, with ICP-AES or AAS finish. Assay results are reported electronically to Northparkes via email. Where re-assaying due to failed quality assurance and quality control occurred, the laboratory is required to report the whole batch to Northparkes (including the samples not re-assayed). QA/QC data are reviewed and monitored on a continuous basis.

A comprehensive independent quality control program is implemented by Northparkes as a standard part of each drilling program, which includes standards, blanks and duplicate samples. A suite of matrix-matched Northparkes standards are utilized. Each standard is selected by the logging geologist to match the appropriate level of Cu, Au, and As. Standards are inserted into sample batches at a minimum rate of 1:20. Blanks are also inserted into batches at the rate of 1:20 and consist of locally sourced basalt gravel. Duplicate samples are taken at various stages of sample preparation to assess sampling error; these comprise coarse field duplicates splits of RC samples (1:10); duplicate samples collected after crushing and pulverizing (1:20); internal laboratory repeats (1:20) of samples from the same pulp packet and within the same sample batch; and half core duplicates (1:100).

Dry bulk density is measured using two different methods on the same sample — the caliper method (diametric) and a water displacement (immersion) method. Measurements are generally taken at 20 m intervals downhole on diamond drill core. Samples are prepared by cutting 20 cm cylinders of core, rejecting those where substantial chipping occurred when cutting the ends. Samples are weighed after drying in air and then oven dried overnight (~12 hrs.) at around 105°C. The oven dried samples are then cooled and weighed to determine the dry sample weight. Caliper bulk density measurements are compared with water displacement measurements as a verification step. In the case of samples where the absolute percentage difference between the two methods is more than 5%, the method closest to 2.68 t/m3 (the average value) is selected as the preferred method, effectively rejecting any erroneous values. For estimation, density values less than 2.40 t/m3 are excluded and values greater than 3.00 t/m3 are cut to 3.00 t/m3.

Mineral Processing and Metallurgical Testing

Metallurgical testwork is performed for each new deposit area as part of the technical studies that are conducted prior to developing a new deposit or cave lift. Metallurgical studies are focused on assessing the ore treatment characteristics of the respective mining area in the Northparkes processing circuit and assessing options to optimize throughput and recovery. Northparkes ore tends to exhibit consistent and predictable metallurgical characteristics and are well understood and characterized. Metallurgical testwork typically includes detailed mineralogical characterization, comminution testwork (including grindability and abrasivity), locked- cycle floatation on composite samples and dewatering tests.

Arsenic and fluorine are the main penalty elements for Northparkes concentrates and certain offtakers also penalize aluminium (from mica) and magnesium (from carbonates). Northparkes is able to blend its ore sources to manage deleterious elements to minimize penalties and the increasing balance of E26 and E22 ore will positively impact arsenic levels.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources and Mineral Reserves are reported as at December 31, 2023. The Mineral Resource and Mineral Reserve estimates are completed using the latest approved block models, economic factors, reconciled mining production figures, processing and mining recoveries, and dilution. The estimates have been prepared by Competent Persons in accordance with guidelines and principles of the JORC Code 2012. All Mineral Resources and Mineral Reserves are reported on a 100% attributable basis to Northparkes.

Validated raw drilling data was composited to top-down, 4 m run-length composites for all data, respecting key geological boundaries, which include: base of oxidation, “zero” porphyry, “half” porphyry and the Altona fault zone. Statistical analysis is conducted for each deposit and domain; grade distributions are not particularly skewed, with co-variances generally less than 2.0, with the exception of arsenic. Limited capping of high grades is required for copper, gold and silver. Variograms are developed for major and minor elements and bulk density for each deposit and domain. Block models are developed which appropriately account of the different lithologies.

Copper, gold, silver, bulk density and several deleterious elements are estimated, using ordinary kriging, into 20 m x 20 m x 20 m sized blocks for each deposit and domain, using appropriate search parameters. Open pit deposits use a more tabulated block size where appropriate. Estimates are validated using various standard techniques, which include visual assessment, swath plots, statistical analysis and contacts plots. Mineral Resource classification is conducted on the basis of the data spacing, estimation parameter and the slope of regression and considers the quality of the underlying data, geological confidence, the quality of the estimator and the uncertainty in the final recoverable estimates. Mineral Resources are constrained by practical mining volumes and are reported at appropriate cut-off grades.

Block cave Mineral Reserves are generated using GEMS PCBC software, which has been employed at Northparkes since the underground mine commenced and is considered industry standard. Detailed analysis of geotechnical parameters is undertaken for each block cave, that include: caveability, fragmentation and subsidence.

PCBC reserve analysis for block cave mining operations is based on a shut-off grade derived from Northparkes site shut-off value and the revenue factor. A similar approach is applied for sub-level caving mining areas. In the block and sub-level cave mines, PCBC and PCSLC allows for dilution based on the mixing algorithms used. Blocks below cut-off are mixed and drawn with blocks above cut-off, until the overall grade of the material reporting to the draw point is below the shut-off value. Cellular Automaton flow modelling was undertaken for the existing E26 caves to provide the residual block model and provide a spatial estimate of the remaining tonnage and grades within the cave. Stockpiles are segregated into discrete volumes based on copper grade and are reconciled to production. Open-pit Mineral Reserves are constrained by a pit design.

The December 31, 2023 Mineral Resource consists of 11 zones (from 7 ore bodies) in both underground and open cut mining environments. A breakdown by zone of the contained gold content, contained silver content and contained copper content within the reported Mineral Resource is summarized below.

The Mineral Reserves estimate is based on updated and validated Mineral Resource block models developed between 2013 and 2023 which take into account all completed drilling and updated geological interpretation and estimation. Pre-Feasibility and Feasibility studies were subsequently completed between 2017 and 2022.

Northparkes– Mineral Resource Statement as at December 31, 2023

Class	Tonnage (Mt)	Grade			Contained Metal
		Copper (%)	Gold (g/t)	Silver (g/t)	Copper (kt)	Gold (koz)	Silver (koz)
Measured
E22	3.4	0.40	0.28	1.93	14	30	211
E48L2	90.2	0.54	0.25	1.91	488	730	5,539
E26L3	111.8	0.62	0.15	1.82	694	554	6,542
MJH	34.6	0.57	0.11	1.50	199	124	1,669
E44 – Sulfide	4.9	0.03	1.51	10.45	1	238	1,646
E44 – Oxide	0.7	0.03	0.97	5.78	-	21	130
E31 – Sulfide	3.4	0.37	0.42	1.34	13	46	146
E31 – Oxide	0.1	0.24	0.67	0.70	-	2	2
Total Measured	249.1	0.57	0.22	1.99	1,410	1,748	15,900
Indicated
E22	10.0	0.36	0.18	1.48	36	58	476
E48L2	67.4	0.51	0.17	1.77	344	358	3,836
E26L2	11.5	0.78	0.15	2.07	89	57	765
E26L3	49.8	0.53	0.12	1.54	262	200	2,466
GRP314L1	23.0	0.57	0.12	1.74	131	89	1,287
GRP314L2	46.5	0.54	0.17	1.67	251	254	2,497
MJH	7.5	0.54	0.10	1.30	41	25	313
E44 – Sulfide	2.6	0.03	1.24	7.77	1	102	650
E44 – Oxide	0.5	0.03	0.99	4.33	-	15	70
Total Indicated	218.6	0.53	0.16	1.76	1,155	1,157	12,360
Measured & Indicated
E22	13.4	0.37	0.20	1.59	50	88	687
E48L2	157.6	0.53	0.21	1.85	832	1,088	9,375
E26L2	11.5	0.77	0.15	2.07	89	57	765
E26L3	161.6	0.59	0.15	1.73	956	754	9,008
GRP314L1	23.0	0.57	0.12	1.74	131	89	1,287
GRP314L2	46.5	0.54	0.17	1.67	251	254	2,497
MJH	42.1	0.57	0.11	1.46	240	149	1,982
E44 – Sulfide	7.5	0.03	1.41	9.52	2	340	2,296
E44 – Oxide	1.2	0.00	0.93	5.18	-	36	200
E31 – Sulfide	3.4	0.38	0.42	1.34	13	46	146
E31 – Oxide	0.1	0.00	0.62	0.70	-	2	2
Total Measured & Indicated	467.7	0.55	0.19	1.88	2,565	2,905	28,260
Inferred
E22	1.1	0.36	0.20	1.31	4	7	49
GRP314L1	22.2	0.59	0.14	1.80	131	100	1,285

Class	Tonnage (Mt)	Grade			Contained Metal
		Copper (%)	Gold (g/t)	Silver (g/t)	Copper (kt)	Gold (koz)	Silver (koz)
GRP314L2	34.8	0.56	0.22	1.60	196	242	1,790
E44 – Sulfide	0.1	0.03	1.20	9.40	0	6	45
E44 – Oxide	0.0	0.02	1.01	2.40	0	1	3
Total Inferred	58.3	0.57	0.19	1.69	331	357	3,170

Notes:

Data is reported to significant figures to reflect appropriate precision and may not sum precisely due to rounding.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Resources are exclusive of those Mineral Resources that have been converted to Mineral Reserves (i.e., are in addition to Mineral Reserves)

1.	Metal prices and exchange rate assumptions used for cut-off grade selection by project. The E26L3, E22, E48L2, GRP314 projects are based on a 2013 study which assumes US$1.69/lb Cu, US$660/oz Au, 0.75 AUD:USD
2.	Metal prices and exchange rate assumptions used for cut-off grade selection by project. The MJH project assumes US$3.00/lb Cu, US$1,350/oz Au, 0.73 AUD:USD
3.	Metal prices and exchange rate assumptions used for optimization of the open-pit Resources vary by project. The E44 project assumes US$3.30/lb Cu, US$1,320/oz Au, US$21/oz Ag, 0.73 AUD:USD
4.	Metal prices and exchange rate assumptions used for optimization of the open-pit Resources vary by project. The E31 project assumes US$3.30/lb Cu, US$1,320/oz Au, US$18/oz Ag, 0.73 AUD:USD
5.	Contained silver content and grade has been added to the Mineral Resources and Mineral Reserves statements based on information from Northparkes

Northparkes– Mineral Reserve Statement as at December 31, 2023

Class	Tonnage (Mt)	Grade			Contained Metal
		Copper (%)	Gold (g/t)	Silver (g/t)	Copper (kt)	Gold (koz)	Silver (koz)
Proven
Oxide Stockpile	0.7	0.32	0.97	0.27	2	23	6
Sulfide Stockpile	3.2	0.31	0.16	0.27	12	17	28
Subtotal Stockpiles	3.9	0.31	0.32	0.27	14	40	34
E31 N Sulfide	3.5	0.29	0.69	0.83	10	77	93
E31 N Oxide	0.9	0.31	0.93	1.38	3	27	40
E31 Sulfide	1.4	0.51	0.46	1.94	7	20	87
E28NE Sulfide	4.7	0.36	0.28	0.99	17	43	150
Subtotal Open Pit	10.5	0.35	0.50	1.10	37	167	371
E22	0.7	0.49	0.37	2.00	4	9	45
E26	-	-	-	-		-	-
Subtotal Underground	0.7	0.49	0.37	2.50	4	9	-
Total Proven	15.1	0.35	0.44	0.95	53	216	460
Probable
E31 Sulfide	0.4	0.39	0.35	1.43	2	5	18

Class	Tonnage (Mt)	Grade			Contained Metal
		Copper (%)	Gold (g/t)	Silver (g/t)	Copper (kt)	Gold (koz)	Silver (koz)
E28NE Sulfide	1.2	0.28	0.28	0.88	3	11	34
Subtotal Open Pit	1.6	0.31	0.30	1.01	5	16	52
E22	41.3	0.51	0.37	2.45	211	496	3,322
E26	35.7	0.60	0.09	1.72	213	100	1,974
Subtotal Underground	77.0	0.55	0.24	2.12	424	596	5,248
Total Probable	78.6	0.55	0.24	2.09	430	611	5,290
Proven & Probable
Oxide Stockpile	0.7	0.32	0.97	0.30	2	23	7
Sulfide Stockpile	3.2	0.31	0.16	0.27	10	17	28
Subtotal Stockpiles	3.9	0.31	0.32	0.27	12	40	35
E31 N Sulfide	3.5	0.29	0.69	0.83	10	77	93
E31 N Oxide	0.9	0.31	0.93	1.38	3	27	40
E31 Sulfide	1.8	0.49	0.44	1.83	9	25	106
E28NE Sulfide	5.9	0.34	0.28	0.97	20	54	184
Subtotal Open Pit	12.1	0.35	0.47	1.09	42	183	423
E22	42.0	0.51	0.37	2.45	215	505	3,322
E26	35.7	0.60	0.09	1.72	213	100	1,974
E48	-	-	-	-		-	-
Subtotal Underground	77.7	0.55	0.24	2.12	428	605	5,296
Total Mineral Reserve	93.7	0.51	0.27	1.91	482	828	5,750

Notes:

Data is reported to significant figures to reflect appropriate precision and may not sum precisely due to rounding.

Competent Person for Operating Underground Reserves (E26, E48) is Mark Flynn, Project Reserves (E22) is Sarah Webster, Open Pit Reserves is Sam Ervin

1.	The E26 SLC Ore Reserves are supported by historic feasibility studies completed in 2015 and 2019. E26 L1N Ore Reserve is supported by a historic Feasibility Study completed in 2018.
2.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, E26 SLC assumes US$2.75/lb Cu, US$1,300/oz t, 0.73 AUD:USD, E26 L1N BC assumes US$3.00/lb Cu, US$1,250/oz t, 0.78 AUD:USD.
3.	Shutoff values vary by mining block, E26 uses 0.58% CuEq for SLC, reducing to 0.42% CuEq for L1N BC.
4.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, E22 assumes US$3.77/lb Cu, US$1,750/oz t, 0.73 AUD:USD.
5.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, E48 BC assumes US$3.80/lb Cu, US$1,800/oz t, 0.75 AUD:USD.
6.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, E31 and E31N assumes US$3.58/lb Cu, US$1,700/oz t, 0.72 AUD:USD.
7.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, E28NE assumes US$3.30/lb Cu, US$1,320/oz t, 0.73 AUD:USD.
8.	Metal price and foreign exchange rate assumptions used for cut off assessment vary by project, stockpiles assume US$3.72/lb Cu, US$1,750/oz t, 0.74 AUD:USD.
9.	Contained silver content and grade has been added to the Mineral Resources and Mineral Reserves statements based on information from Northparkes.

Mining Operations

Underground Operations

Block cave mining accounts for the majority of ore production at Northparkes, with increased contributions from sub-level caving and open pit mining. Surface stockpile reclamation is completed on a campaign basis. Block cave preproduction mining development work consists of establishing two working levels, the undercut level and extraction level, at the base of each ore block, as well as the development to support the associated material handling system. Northparkes has developed its own unique extraction level layout that locates the material handling system, including crusher, to the side of the extraction level, thereby alleviating the need to construct a third level dedicated to haulage. Similarly, it has established the extraction level as the primary ventilation level, thereby eliminating development to support mine ventilation. The undercut level, which is used to initiate caving, is 14-20 m vertically above the extraction level, the height being dependent on the undercutting method. Undercutting, which involves sequential firings of overlapping fans of blastholes to create the initial void for caving, is the rate-controlling step for production ramp-up, controlling both the rate of undercutting ore and the start of production from drawpoints. Following depletion of the E48 block cave, mining was ceased at the end of December 2023 at this zone as per closure plan. Block cave production is now focused on E26 L1N.  Development of the SLC at E48 commenced in July 2024, with access to the first sub-level now substantially complete and commissioning expected to start in the third quarter of 2025. A concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 sub-level cave (“SLC”) expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study is expected to be completed in the first quarter of 2025.

Northparkes has established comprehensive geotechnical models for all of its block cave mines, based on geotechnical logging of extensive diamond drill core data sets, augmented by mapping of underground openings established during the early study phases. The Northparkes rock mass, including the E48 and E26 deposits, is a highly jointed rock mass with fracture frequencies of between three and 20/m and fracture density that increases with copper grade.

Mine access for all personnel and equipment is provided by surface portal and decline. The decline has a standard 5 m wide by 5.5 m high arched profile. The hoisting shaft represents the second means of egress, and the ore skips can be fitted with a man-riding cage in the event that personnel cannot egress the mine via the decline. The mining process involves recovery of broken rock from the drawpoints by 14 t capacity electric and diesel powered load haul dumpers (“LHDs”), which tram the ore to a primary crushing station, consisting of a plate feeder and jaw gyratory crusher, located on the margin of the extraction level. Typically, four to five LHDs operate on a continuous basis. E48 Lift 1 is highly automated, utilizing driverless loaders. Crushed ore is fed onto high-speed inclined conveyors via an ore pass that also provides storage capacity. Ore is conveyed to the underground loading station, which consists of three ore passes feeding the hoisting system. The hoisting system consists of a ground- mounted friction winder with integrated drum and rotor, servicing two 18 t payload skips in counterbalance, running on rope guides in the 6 m diameter concrete lined shaft. Hoisted ore is transferred via an overland conveyor to a crushing circuit.

Northparkes has developed a comprehensive cave management system based on its experiences with operating the E26 block caves. These management systems are designed to manage the specific catastrophic safety risks particular to block caves; namely airblast, surface subsidence and inrush and large-scale rock falls. The system is also designed to support maximizing Mineral Reserve recovery and optimizing mine production. The system is based on a large number of monitoring systems, including real-time microseismic event monitoring, open hole surveys using probes and video cameras, time domain reflectometers installed in grouted boreholes, convergence monitoring using extensometers and manual measurements of mine openings on the extraction level and in key underground infrastructure, drawpoint fragmentation and geology mapping, drawpoint grade sampling, subsidence zone volume surveys and water inflow measurements.

The mine ventilation system consists of two primary exhaust shafts (E26 and E48) each with two fans mounted on surface above a system of vertical and lateral return airways. The primary air intakes are the main decline, the hoisting shaft and E48 intake shaft. The ventilation system typically operates at airflows of 600-650 m3 per second, which are shared across the various work areas.

Water inflows to the mine are relatively modest; of the order of 3 to 5 L/s. Dewatering systems are installed at the base of each extraction level and are designed to cope with large inflows from the cave volume and subsidence zone.

Open Pit Operations

Open cut mining has been used to access the near-surface portions of the copper-gold deposits at Northparkes, initially to allow accelerated ore processing prior to commissioning of underground operations, but also to supplement underground production during the transition from one cave to another. In 2024, open cut mining operations in E31N and E31 reached full production in both pits. In 2025, these open pits will continue to contribute to higher gold production and represent an important source to increase gold grade during the first half of the year before depletion. The mining activities have been carried out by a contracted fleet of equipment throughout the surface mining phase.

Northparkes – 2022 to 2024 Production Statistics (on a 100% basis)

	Units	2022	2023	2024
Mining
Ore Mined	(kt)	5,964	5,563	4,417
Open Cut Mined	(kt)	1,639	1,698	2,651
Milling
Ore Milled	(kt)	7,605	7,275	7,003
Copper Head Grade	(%)	0.47	0.57	0.62
Gold Head Grade	(g/t)	0.13	0.16	0.34
Copper Recovery	(%)	82.00	83.4	85.9
Gold Recovery	(%)	67.70	70.7	73.5
Copper in Concentrate	(t)	29,366	34,590	37,254
Gold in Concentrate	(oz)	21,343	26,030	56,324

Processing and Recovery Operations

Northparkes operates a conventional flow sheet for ore processing, which consists of four stages: crushing, grinding, flotation and thickening/filtering. The plant was commissioned in September 1995 and designed to process both copper gold oxide and sulfide ore; the cyanide/oxide processing circuit was decommissioned in 1996. Ore is fed to the plant from two sources: via the underground operations and the winder; or from open cut material via a surface primary crusher. After receiving ore feed, the comminution process consists of a secondary & tertiary crushing facility, followed by two parallel grinding modules, each consisting of a primary SAG mill, secondary ball mill & tertiary ball mill.

●	Module 1: 2.9 MW SAG mill with a pebble crushing circuit followed by a 2.9 MW primary ball mill and 1.3 MW tertiary ball mill; throughput rates vary between 280 tph and 430 tph depending on feed size, with a final product grindsize (P80) of between 90-140 um; and
●	Module 2: 4.9 MW SAG mill with two pebble crushers followed by a 4.9 MW primary ball mill and a 1.6 MW tertiary ball mill; throughput rates vary between 450 tph and 680 tph depending on SAG mill feed size, with a final product grindsize of between 100-160 um.

From grinding, the material flows through a single line flotation circuit; initially through a series of rougher/scavenger flotation cells, before entering the cleaner circuit, comprised of Jameson Cells and mechanical cleaner-scavengers. Copper and gold bearing sulfide minerals are recovered using Hostaflot 26293 as the primary flotation collector and Flotanol 16319 as the frother as well as Sodium Hydrosulphide (NaHS) as a sulphidizing agent. Concentrate produced from the flotation circuit is thickened and filtered to produce a final concentrate, with a moisture content of 8-10%. Average life-of-mine processing recoveries are expected to be 88% for copper, 77% for gold and 82% for silver, which is consistent with historical operating performance.

A recent expansion increased mill capacity from 6.4 Mtpa to 7.6 Mtpa. The recent expansion project comprised of: (1) the installation of a closed loop secondary & tertiary crushing circuit to replace the existing open circuit secondary crusher; (2) upgrading of the feed conveyors, discharge screens, hoppers, cyclone clusters and pumps; and (3) Relocation of existing pre flotation cell, installing a new flotation cell and refurbishing the cleaner scavenger cells.

The mill is permitted for total capacity of 8.5 Mtpa.

Copper concentrate is loaded into 26 t capacity lidded steel containers in a covered concentrate storage facility in the processing plant. The loaded containers are transported by road freight from the mine site to the Goonumbla rail siding, approximately 15 km from the mine. The containers are stored at the siding before being railed to Port Kembla. Each trainload contains approximately 1,500 t of concentrate. The containers are stacked at the port and the concentrate loaded directly into ships in approximately 10,000 t cargo lots for shipping to custom smelters, predominantly in Japan and South Korea.

Infrastructure, Permitting and Compliance Activities

Northparkes infrastructure includes:

●	underground mining operations, decline and hoisting shaft;
●	an overland conveyor to transport ore from hoisting shaft to the ore processing plant;
●	ore processing plant, including surface crusher, crushed ore stockpiles, active grinding mills, froth flotation area and concentrate storage;
●	tailings storage facilities (described below);
●	water management systems, which include: watercourses, farm dams, settlement, retention and stilling ponds, the Caloola dams, the process water dam and the return water dam;
●	site offices, training rooms, a vehicle wash down area and workshop facilities; and
●	significant electrical and water infrastructure between Parkes and Northparkes.

Since production commenced, around 140 Mt of tailings have been deposited at the Northparkes operations to date, within TSF1, TSF2, Estcourt TSF, Rosedale TSF and the Infill TSF, located within 2 km from the processing plant. Tailings are sub-aerially deposited into the active TSF, with tailings liquid and runoff contained and directed to the decant towers. Future tailings deposition strategy involves alternating deposition between the Estcourt TSF, Rosedale TSF, TSF Infill and TSF1 Closure. Northparkes utilizes a combination of upstream, downstream and center-line dam construction methods. In 2018, CMOC completed a tailings review and planning program, which saw a panel of experts review the design and construction of tailings facilities at Northparkes.

Northparkes has been operating since 1993 following the grant of the original development consent (DA504/90) by the NSW Land and Environment Court. Northparkes operates with all necessary state and federal approvals and benefits from a strong environmental track record and relationship with local stakeholders.

In accordance with license and approval requirements, Northparkes conducts an annual review which provides a summary of actual operational and environmental management activities, community relations, mine development and rehabilitation undertaken at Northparkes during the reporting period. Northparkes has developed and implemented a Health, Safety and Environment Management System. The environmental related system components and policy are compliant with ISO14001.

Capital and Operating Costs

Capital projects at Northparkes comprised mine development (E48 sub-level cave works, hoisting shaft steelwork upgrades, block cave (L1N) loader automation and conveyor structural upgrades) and  tailings construction. Sustaining capital included maintenance activities for the processing plant.

The E22 block cave feasibility study was completed in 2024. No final decision has been made on the E22 block cave development at this stage with a trade off study expected to be completed during the June 2025 quarter.

The E22 extraction level design is similar to recent caves such as E26L1N. These design parameters are in line with on-site experience and assessed to be geotechnically stable within the bounds of the mine plan that supports the stated Ore Reserve.

The E22 block cave is designed to be connected to existing facilities at the surface secondary crusher and processed though the existing concentrator plant. The E22 block cave is designed to require the following mining infrastructure to support the extraction level development:

●	Box cut, portal and decline access
●	Ventilation shafts and fans
●	Conveyor material handling system extension
●	Primary crushing chamber and equipment
●	Underground workshop

A concept study was completed for the E48 SLC, located directly beneath the mined-out E48 block cave. The mine layout follows the E26 sub-level cave design, with levels spaced 25 meters apart and ore drives 15 meters apart (center to center). A decline will connect the five levels to the existing E48 block cave materials handling system. Early works mining activities for the E48 SLC began in July 2024.

Exploration, Development, and Production

The Northparkes district has a strong history of exploration success on the Mining Leases since the 1970s, with six porphyry Cu-Au deposits having been mined to date. New deposits continue to be discovered, and the Mining Lease areas are still considered highly prospective. Drilling coverage, especially at depth and beneath the Altona Fault, is sparse away from the known deposits. Current exploration and evaluation activities are focused on identifying and defining Mineral Resources that can support near term value. Recent exploration activities in the Mining Leases have been focused on near surface targets such as E28NE, E51 and Major Tom.

Regional aircore geochemical drilling has been undertaken on the various Exploration Licenses to explore for and evaluate early-stage prospects. Closed-spaced ground gravity surveys have been undertaken in the vicinity of the Mining Leases and surrounding Exploration Licenses. A high-level detailed hyperspectral survey covering all of the Northparkes tenement package has also been acquired.

Evolution currently expects a minimum 30 year mine life at Northparkes with significant potential for expansion and life extension opportunities.

IMPALA BAFOKENG MINING AND TECHNICAL INFORMATION

Current Technical Report

Implats prepares and discloses a Mineral Resources and Mineral Reserves statement report annually in accordance with the guidelines and principles of the SAMREC Code, in connection with the listings requirements of the JSE, the most recent of which in respect of the Impala Bafokeng PGM Operations is the Mineral Resources and Mineral Reserves statement entitled “Implats Mineral Resource and Mineral Reserve Statement 2024”, which is available on Implats’ website at www.implats.co.za.

A technical report is available in relation to Maseve and is entitled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa”, (the “Maseve Technical Report”). The Maseve Technical Report was prepared for Platinum Group and filed under Platinum Group’s SEDAR+ profile on August 28, 2015, with an effective date of July 15, 2015. This report is considered non-current by Implats. References herein derived from the Maseve Technical Report are limited to salient descriptions of fixed assets, specifically the Maseve Concentrator, and infrastructure.

Property Description Location and Access

The Impala Bafokeng PGM Operations comprise the Bafokeng Rasimone Platinum Mine (“BRPM”), which consists of a North and South shaft and the BRPM concentrator plant (the “BRPM Plant”); the Styldrift property (“Styldrift”), which consists of the Styldrift I mine (“Styldrift I”) and Styldrift II exploration project (“Styldrift II”); the Maseve mine; and the Maseve Concentrator. Both BRPM and Styldrift are underground mining operations. The Maseve mining operations are currently under care and maintenance. BRPM is located on the farm Boschkoppie 104 JQ and Styldrift I is located on the farms Frischgewaagd 96 JQ as well as Styldrift 90 JQ.  Impala Bafokeng mines platinum group metals in the Merensky and UG2 reefs on the Boschkoppie, Styldrift and Frischgewaagd farms in the Rustenburg area, which have been identified as hosting the last undeveloped Merensky reef on the Western limb of the Bushveld complex.  Impala Bafokeng’s assets comprise the only known significant shallow high-grade Merensky Mineral Resources and Mineral Reserves still available for mining in South Africa. For the avoidance of doubt, references herein, with respect to the Impala Bafokeng PGM Operations refer to ‘PGM’ as a collective term for all platinum group elements recovered, specifically platinum, palladium, rhodium, ruthenium and iridium as well as gold.

The assets are located approximately 30 km northwest of the city of Rustenburg in the North West province of South Africa and immediately south of the Pilanesberg Complex. The operations are accessible by national and regional roads from Johannesburg.

In respect of BRPM, Implats has a registered converted mining right granted under the Mineral and Petroleum Resources Development Act (“MPRDA”), which is valid until September 9, 2040 and renewable. The mining right is registered at the Mineral and Petroleum Titles Registration office (Ref: 07/2011). The mining right area covers portions of the farm Boschkoppie 104 JQ, district of Rustenburg, totaling 3,363 ha in extent. Two surface lease agreements were concluded with the Royal Bafokeng Nation (“RBN”) in 1997 and 2009, respectively. The leases cover the BRPM mining right area and provide for the construction of surface mining infrastructure; the lease areas cover the shaft areas and surface structures such as the TSF. The 1997 renewable surface lease, which provides for mining and activities incidental thereto, expired in October 2022 and negotiations are in progress to renew the lease. The 2009 lease is valid for life-of-mining operations. RBPlat purchased, during 2018, land in extent of 583 ha from Rustenburg Precious Metals; the BRPM Plant, mine offices and ancillary infrastructure are located on these properties.

In respect of Styldrift I, Implats has registered the mining right granted in terms of the provisions of the MPRDA, which is still valid for a period of approximately 20 years (expiry date: March 10, 2038) and is renewable. The mining right is registered at the Mineral and Petroleum Titles Registration office (Ref: 10/2011). The mining right covers an area of approximately 5,102 ha, which includes the remainder of Portion 10, Portion 14 and Portion 17 of the farm Frischgewaagd 96 JQ as well as the farm Styldrift 90 JQ, district of Rustenburg. A surface lease agreement concluded with RBN in 2009 provides for an area of 215 ha for the construction of surface mining infrastructure. Negotiations are ongoing to extend the lease area.

The lease is valid for life-of-mining operations. The farm Styldrift 90 JQ is held in the name of the government of South Africa (formally Bophuthatswana) and in trust for RBN. RBR purchased, during 2018, land in extent of 2,290 ha from Maseve. The land acquired includes Portions 10, 14 and 17 of the farm Frischgewaagd although no mining infrastructure associated with Styldrift I is located on this land.

The Maseve mining right covers an area of 4,782 ha. Surface mining infrastructure is found within the boundaries of portions 7 of Frischgewaagd 96 JQ and the remainder of portion 2 of Elandsfontein 102 JQ. RBR owns these properties, and no surface leases are required. The Maseve mining operations are under care and maintenance and studies are continuing to determine the most optimal method to mine the Maseve resources in future. The Maseve processing plant is in use as part of the Impala Bafokeng PGM Operations.

Historically, RBPlats and Implats entered into an agreement through which the parties agreed on defined areas within the BRPM mining right area which Implats will mine from its no. 6, 8 and 20 Shafts under a royalty agreement and the ownership of the mining right residing with RBPlat (referred to as the “Impala cession”). Mineral Resources and Mineral Reserves, reported by Implats, include those situated on the Impala cession, whereas those reported by Triple Flag exclude the Impala cession.

Triple Flag’s stream area covers all Impala Bafokeng’s mining rights, with the exception of the Impala cessions and the Styldrift II project area.

Roads
Highway
Railway
Stream Area
Merekensky Reef Subcrop
0
2
km
Bakubung Shaft
Styldrift II Shaft (proposed)
Styldrift I Shaft
Maseve North Shaft
Maseve Concentrator
Maseve South Shaft
20 Shaft
12 B Shaft
BRPM North Shaft
BRPM Concentrator
BRPM South Shaft
8 Shaft
6 Shaft

Figure 1: Impala Bafokeng Stream Area Map

History

Platinum in the Western Limb has been explored since the 1930s. Targets for platinum started with the shallow Merensky reef and continued as the emphasis of attention until about 1997. The gradual depletion of the Merensky reef over time moved the focus towards the lower grade UG2 reef. BRPM was established in 1998 with constant exploration work supporting the mine through the years until 2010.

The first large drilling and geophysical operations on Styldrift started in 2003 to comply with data requirements for the feasibility study of the sinking of Styldrift I, with smaller exploration activities in 2012, 2013, 2014, 2015 and 2017 to support the geological data for the new shaft.

BRPM produced its first platinum concentrate in December 1999 which it sold to Anglo American Platinum Limited (“Amplats”) for beneficiation in Amplats’ refineries. Ten years later RBPlat, through a restructuring, obtained a 67% majority interest in BRPM through a joint venture with Amplats (the “BRPM JV”) and took over operational control in January 2010. In November of the same year, RBPlat listed on the JSE.

In July 2018, RBPlat announced that it had entered into an agreement with Amplats, pursuant to which it would acquire the balance of the 33% interest in the BRPM JV from Amplats in a two-phased transaction. Phase 1 of the transaction, which is the acquisition of Amplats participation interest in the BRPM JV, was completed in December 2018. Phase II of the transaction, pursuant to which RBPlat would acquire full title in respect of Amplats 33% undivided interest in the mining rights attributable to the BRPM JV, was approved by the Department of Mineral Resources under section 11 of the MPRDA in July 2019.

Implats launched an acquisition of RBPlat in November 2021. The Competition Tribunal (South Africa) approved the transaction on November 16, 2022, and the mandatory offer closed on July 21, 2023, with Implats securing 98.91% ownership. On September 14, 2023, Implats successfully concluded the acquisition of the outstanding shares in RBPlat, resulting in 100% ownership.

References herein to Implats include its subsidiary RBPlat. References herein to ‘Impala Bafokeng’ refer to the RBPlat subsidiary and assets.

Geological Setting, Mineralization and Deposit Type

Impala Bafokeng is situated on the Western Limb of the Bushveld Complex, one of three main portions which host PGM, chromium and vanadium mineral deposits. The mineral deposit type is best described as a PGM-Au-Ni-Cr Bushveld-type layer mafic intrusive. The Bushveld Complex formed approximately 2.04 billion years ago, comprises three main suites, namely the Rooiberg Group, Lebowa Granite Suite and the Rustenburg Layered Suite. It formed on the stable geological foundation made up of the Kaapvaal and Zimbabwe cratons in southern Africa, together with other large mafic and ultramafic layered intrusions. The Rustenburg Layered Suite contains four main zones, the upper, main, critical and lower zones, with each zone characterized by signature igneous intrusive layering, known as “stratigraphy”. The critical zone hosts the PGM bearing Merensky reef and UG2. By convention, the terms “reef” and “facies” are commonly used in respect of mines in the Bushveld Complex. While these terms are more typically used to describe sedimentary rocks, in this case, they are used to describe the various mineralized horizons (“reef”) and mineralization types (“facies”), further described below.

Noteworthy geological complexes within the area are the Pilanesberg Alkaline Complex (1.25 billion years old — ring-type intrusion of high alkalinity) which lies directly north of the operating properties, and the Magliesberg Formation of the Transvaal Supergroup (2.5 billion years old — quartzite dominant sedimentary sequence) which lies to the west of the mining properties. A major regional fault called the Rustenburg Fault lies in the far west of the mining property and does not influence the mining activities. BRPM and Styldrift are transected by an approximately east-northeast striking aeromagnetic lineament, referred to as the Chaneng dyke. The NNW-striking ‘Boundary’ fault (same trend as the Rustenburg fault), transects the entire BRPM JV area, which includes BRPM and Styldrift. Iron-rich ultramafic pegmatite (“IRUP”) intrusions are related to the paleo-topographic highs, occur as discordant pipes, veins or sheet-like bodies that formed post-crystallization (mineralization) of the Bushveld Complex either replacing or intruding the original igneous host rock.

The Merensky and UG2 reefs are both sulfide enriched with the Merensky reef being the main economic horizon that Implats mines. The PGMs (platinum, palladium, iridium, rhodium, osmium and ruthenium) and gold are found within the sulfide minerals and include varieties of copper and nickel as accompanying metals. The reef horizons dip in the north-eastern direction between 5° and 12°. The steeper dips are in the northeastern part of Styldrift, with the shallower dips being present in the center and western parts of the properties. The average depth of the Merensky reef is 505 m below surface (“mbs”), with Impala Bafokeng having the advantage of being a Merensky reef dominant shallow mine. The Styldrift I shaft is currently developing a 5° dipping Merensky reef horizon at an average depth of 713 mbs.

The Merensky reef at Styldrift comprises seven different geological facies types, from west to east namely the Abutment, Terrace, Central, Transition, Normal, Normal Thick and Main reef facies. Each facies type exhibits unique geological, geochemical and mineralization characteristics and plays a fundamental role in Mineral Resource estimation and mine planning.

The vertical difference between the Merensky and the UG2 reefs varies from 80 m at BRPM to 50 m around the Styldrift I shaft area and a minimum of 25 m in the far north-eastern region of the mining area (Styldrift II). The UG2 ore body has been classified and sub-divided into three main facies types. These facies variations are encountered on apparent dip in a north-eastern direction, ranging from the Central high facies, Leader facies and General facies from the shallowest to deepest portions of the mining area. The predominant facies types are the Leader and General facies, which account for 85% of the total ore body.

Exploration

Exploration drilling has focused on three main areas over the past several years: Styldrift I, Styldrift II and BRPM North shaft Phase III. Implats conducts drilling programs each year, which are typically focused on validating the geological interpretations, structure, geotechnics and in more recent years, exploration and definition drilling for Maseve Black 20.

Geophysical updates for the mining right properties included: 3D seismic surveys in 2009 with updates in 2014 and 2015; LiDAR surveys in 2014 and in 2021; aerial photographs in 2014; satellite imagery in 2009, 2014 and 2020; resistivity surveys in 2015; groundwater drilling and monitoring in 2015; and downhole geophysical surveys in 2015. The updates were to support the geological model confidence pre — and during the sinking of Styldrift I, as well as updating the deeper structural features of Styldrift II.

In 2023, the focus remained on brownfields or near mine exploration at two key areas at Impala Bafokeng, within the five-year mining footprint of Styldrift I Shaft and north of BRPM. Drilling execution for the year was within the planned meters and approved budget. A total of 17 diamond core drillholes were drilled, six within BRPM, Maseve Block 20 and 11 located around the Styldrift I mine, equating 12,494.90 meters.

At Styldrift I mine, exploration drilling focused primarily on the Inferred and Indicated Merensky Reef classifications of the Mineral Resource models, located underneath the community of Chaneng for both reef horizons. Structural interpretations from the drilling increased confidence along the local Terrace to Central Merensky Reef facies, and reef stability in the northwest and northeast, as well as LoM excavations, mining eastwards across the regional Boundary Fault.

North of BRPM, the focus was also on the development of the Resource Model for both the Merensky and UG2 Reefs, as well as delineating the structural complexity around the reef continuity in terms of the Abutment to Terrace Reef facies. The project is still in a scoping and concept stage and has yet to undergo a feasibility study.

Drilling

Implats employs industry standard surface core drilling techniques at NQ and BQ diameters, utilizing deflections to drill several reef-intersecting holes from a single ‘parent’ hole. Implats further utilizes downhole surveys to ensure spatial location of drill holes and downhole geophysical surveys to map formations, structures and water flows. Underground core drilling is undertaken to for evaluation, infill, cover and geotechnical and structural drilling, and includes drill holes of up to 150 m to 200 m.

Sampling, Analysis and Verification

Sampling for assay purposes is undertaken at all reef intersections drilled. To establish the top and bottom sampling contact on both sides of the identified reef horizon, the stratigraphic boundaries of the reef horizons are extended to 2 cm above the top reef contact and 2 cm below the bottom reef contact. From the top sampling contact mark, additional six, 25 cm sample lengths are taken into the immediate hanging wall; this process is repeated for the footwall. The marked reef horizon is divided into equal sample lengths with a range between 20 cm and 30 cm. A stratigraphic datum (i.e., bottom reef contact) is used to clearly mark depth measurements of sample boundaries. The depth measurement of every sample boundary is recorded accurately in a sample sheet with additional basic information including, sample width, lithology and stratigraphy.

Core orientation serves to guide core splitting and cutting, once all reef horizons are correctly sampled, recorded and captured. The orientation line is achieved by rotating and fitting the core together and drawing a longitudinal line through the apex (lowest point) of the bottom reef contact over the sampling section. Once core is refitted and the orientation line is confirmed the meter intervals are reconfirmed and marked.

The entire drill hole with all the remaining core is stored alphanumerically on a shelf system. This method assists to easily view historical drill core. All drill holes are clearly re-labelled as per exploration drill hole ID and core tray or box number.

The primary laboratory used for all geochemical analyses is Setpoint (Registration No.: 1989/000201/07) and the secondary (check) laboratory used to analyze inter-laboratory precision is SGS (Registration No.: 1996/001447/07). Both the facilities are accredited by the South African National Accreditation System.

Sample preparation entails crushing and milling of the core to a final specification of a minimum of 80% of the sample material at less than 75 microns. For both geological and underground face samples, the geochemical assay analysis of platinum group elements and gold are undertaken by fire assay method. Lead collection is used for assaying, except for every third deflection of an exploration drill hole. Nickel sulfide collection is used for the third deflection as iridium and ruthenium are routinely analyzed in this deflection. All returned pulps are stored by Impala Bafokeng indefinitely.

Matrix matched CRMs from Merensky or UG2 ore material sourced from the Western Limb of the Bushveld Complex, are randomly inserted within the sampling sequence. CRMs inserted are material with a pre-specified grade referred to as standards and material with a pre-specified grade of zero referred to as blanks. The CRMs are labelled within the sampling range as per normal core samples. Annually, 10% of the samples submitted in the year are resubmitted in their pulp form as blind pulp duplicates; in addition, 10% of the samples submitted in the year are resubmitted in their pulp form as blind pulp references.

Chain of custody includes tasks associated with the drilling and sampling process which are tracked and signed-off by the responsible party after each task is complete. This is undertaken from the start of drilling through to the database. These activities are managed through an electronic chain of custody.

The physical hardcopy logs and sampling books are stored indefinitely. All data is captured onto an electronic database called ‘SABLE’ which runs on a SQL server where security of and access to the database are managed. There are two separate databases for drill holes and for underground sample sections. The databases are live systems which are hosted by the mine’s primary server and backed-up electronically daily. The databases are managed by a dedicated geologist (geological database manager) to ensure data quality, integrity and security.

Mineral Processing and Metallurgical Test Work

Impala Bafokeng operates two concentrators, referred to as the “BRPM Plant” and the “Maseve Concentrator”.

The BRPM Plant has been in operation since 1999 and has consistently recovered PGMs to commercially saleable concentrates over this period. Additional test work was undertaken in 2014 to support an expansion in throughput from 200 ktpm to 250 ktpm, which reported results are consistent with the current operations.

The results of test work for Maseve are reported in the Maseve Technical Report; however, these results were based on ore samples collected from the Maseve mine, which is not currently in operation. The test work results are broadly consistent with operating performance. The Maseve Concentrator was commissioned in 2018 and has been processing ores produced by the BRPM and Styldrift I mines since August 2018.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources and Mineral Reserves are prepared by Implats with an effective date of June 30, 2024, in accordance with the terms and guidelines of the SAMREC Code. The Merensky reef and UG2 reef Mineral Resources reported by Implats are based on the evaluation comprising an estimation of the 4E prill split (the proportion of Pt, Pd, Rh and Au) accumulations, the base metal (Cu and Ni) accumulation and density over the mineralized envelope. For the 6E prill split (Pt, Pd, Rh, Ir, Ru and Au) conversion factors are used based on drillhole assay data and historic go-belt data. The mineralized envelope for both Merensky and UG2 is modelled over a minimum Mineral Resource cut width of 90 cm; where the respective reefs have a thickness of less than 90 cm, footwall waste rock is included into cut. The reported UG2 model includes a geotechnical consideration such that if either a stringer parting and/or the leader package lies within 30 cm of the top UG2 reef contact then this parting and stringer/leader package becomes part of the ‘Mineral Resource cut’. Therefore, the UG2 Mineral Resource cut is based on a minimum 90 cm with a geotechnical composite (including the leader package if the parting is less than 30 cm), the UG2 main band and a minimum of 5 cm footwall.

Composite grades used for estimation are length and density weighted and are corrected for dip by the application of dip domains calculated from wireframes, informed by 3D seismic and reef contour data. The modelling domains are based on the reef facies identified, which have been delineated from widths, footwall types, physical characteristics and mineralization trends.

The Mineral Resource model is a 2D block model created and estimated within the Datamine software, with blocks ranging in size from 50 m x 50 m to 250 m x 250 m in the Merensky and 250 m x 250 m to 500 m x 500 m in UG2. Ordinary kriging is the estimation method applied together with semi-variogram analysis to understand the spatial continuity and variance of the data. Kriging neighborhood studies are conducted with the Mineral Resource model update to ascertain the block sizes, sample number support and data search volumes required for the greatest confidence in the estimate.

The Mineral Resource classification method applied is a scorecard method adopted from Amplats. The procedure assesses the ore body geology, geometry and the estimation results by means of several statistical and non-statistical parameters. The parameters are quantified into high, medium and low categories on a cell by cell basis. A process that assigns individual weightings per block or cell and the average weighted value determines the Mineral Resource confidence. The procedure provides documented support for the classification adopted and the rationalization of the diverse qualitative and quantitative attributes of the elements considered. The result of the analysis is then assessed by the competent persons team for review and sign-off. The statistical (for example; Kriging efficiency, slope of regression and number of samples) and non-statistical (for example; geological complexity, geophysical data and data quality).

The width of mineralization varies significantly over the mining right area, as well as the vertical difference between the UG2 main band and the overlying leader package. Geological losses associated, typically, with faults, dykes and IRUPs are accounted for through applying loss factors to the tonnage and grade estimates and are incorporated into the Mineral Resource estimates. Geological losses are referred to as “known” or “unknown”, based on an assumed level of confidence in their estimation. The stated Mineral Resources incorporate geological loss factors for “known” and “unknown” losses, typically due to faults and dykes. Known and unknown geological losses based on structural blocks and are manually calculated by measuring the area of the loss per structural type (fault, dyke, pothole, IRUP, etc.). These loss estimates are updated and signed off annually and are applied to all resource tabulations for discounting the tonnage. When there is no previous mining history, benchmarking interpretation with neighboring mines is used to extrapolate into unknown areas.

Conversion of the Mineral Resources to Mineral Reserves is done with relevant evaluation applied to the area mined and, in particular, in the stoping and development designs. The modifying factors and basic parameters used at BRPM are based on historic information and reviewed annually, whereas for Styldrift, modifying factors are based on benchmarking from other operations. The schedule takes into account all mining dimensions planned and are depleted against the evaluation model. The current minimum mining cut with in-stope bolting is 110 cm additional dilution from overbreak around 10% and scaling is added and reef in hanging wall and reef in footwall removed from the content. All other excavation tonnage is added to the stope cut, this includes planned on-reef redevelopment, based on the replacement rate and layout including winch beds, strike gullies and primary on-reef development.

Impala Bafokeng - Mineral Resource Statement as at June 30, 2024

Reef	Mineral Resource	Tonnes	Grade	Contained Metal 6E
	Classification	(Mt)	(g/t 6E)	(Moz 6E)
Merensky	Measured	43.93	7.89	11.14
	Indicated	23.37	7.18	5.39
	Inferred	7.52	7.85	1.90
UG2	Measured	68.44	6.49	14.28
	Indicated	43.79	6.22	8.76
	Inferred	7.70	5.60	1.39
Merensky & UG2	Measured	112.37	7.04	25.42
	Indicated	67.17	6.56	14.16
	Inferred	15.22	6.71	3.28

Notes:

1.	Mineral Resources are inclusive of those Mineral Resources that have been converted to Mineral Reserves (i.e., are in addition to Mineral Reserves). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	“6E” comprises Pt, Pd, Rh, Ru, Ir and Au, referred to as ‘prill splits’. The average prill splits are: Pt – 58.8%, Pd – 24.1%, Rh – 4.0%, Ru – 7.9%, Ir – 1.5% and Au – 3.9% for the Merensky Reef and Pt – 48.1%, Pd – 23.7%, Rh – 9.0%, Ru – 15.3%. Ir – 3.6% for and Au – 0.5% for the UG2 reef. Within the stream area, the Merensky gold prill splits for Measured, Indicated and Inferred are 4.15%, 4.36% and 4.21%, respectively and 0.51%, 0.51% and 0.51% for UG2.
3.	All Mineral Resources shown are within the Triple Flag Streaming Agreement area of interest.
4.	Rows and columns may not summate due to rounding.

Impala Bafokeng - Mineral Reserve Statement as at June 30, 2024

Reef	Mineral Reserve	Tonnes	Grade	Contained Metal 6E
	Classification	(Mt)	(g/t 6E)	(Moz 6E)
Merensky	Proved	24.95	4.24	3.40
	Probable	32.38	4.69	4.88
	Total	57.33	4.49	8.28
UG2	Proved	3.81	4.55	0.56
	Probable	17.40	4.83	2.70
	Total	21.21	4.78	3.26
Merensky & UG2	Proved	28.75	4.28	3.96
	Probable	49.78	4.74	7.58
	Total	78.53	4.57	11.54

Notes:

1.	“6E” comprises Pt, Pd, Rh, Ru, Ir and Au, referred to as ‘prill splits’. The average prill splits are: Pt – 58.8%, Pd – 24.1%, Rh – 3.9%, Ru – 7.9%, Ir – 1.4% and Au – 3.9% for the Merensky Reef and Pt – 48.1%, Pd – 23.7%, Rh – 8.9%, Ru – 15.2%. Ir – 3.6% for and Au – 0.5% for the UG2 reef. Within the stream area, the Merensky gold prill splits for Proved and Probably are 4.10%, and 4.27%, respectively and 0.54% and 0.50% for UG2.
2.	Rows and columns may not summate due to rounding.
3.	All Mineral Reserves shown are within the Triple Flag Streaming Agreement area of interest.
4.	Various modifying factors are applied to determine Mineral Reserves and are presented below:

Impala Bafokeng - Mineral Reserve modifying factors, as at June 30, 2024

BRPM Modifying Factor	Unit	Merensky	UG2
Mineral Resource area scheduled	(Mm2)	0.7	7.5
Geological losses	(%)	18	26
Minimum mining cut	(cm)	110	100
Stoping width	(cm)	126	120
Resource dilution	(%)	35	24
Mine call factor	(%)	100	100
In situ relative density	(t/m3)	3.07	3.90
Styldrift Modifying Factor	Unit	Room and Pillar	Conventional / Hybrid
Mineral Resource area scheduled	(Mm2)	5.3	3.6
Geological losses	(%)	22 – 26	22 – 26
Minimum mining cut	(cm)	215	129
Stoping width	(cm)	221	141
Resource dilution	(%)	21	27
Mine call factor	(%)	97	100
In situ relative density	(t/m3)	3.17	3.17

Mining Operations

Due to the nature of the Merensky Reef ore body, the Styldrift I Shaft is designed to optimally extract the reef using two different mining methods. These consist of bord and pillar mining by means of trackless mechanized equipment for the flat dipping, stable, wide mineralized areas. Conventional scattered breast mining is currently planned for the more undulating Terrace Reef facies towards the western, shallower portions of the ore body. However, hybrid mining and extra low profile (“ELP”) methods are under consideration for the Terrace Reef facies as Impala Bafokeng continually re-evaluates the optimization of the mining methods to achieve maximum, efficient long-term extraction. Primary development is scheduled to be mined during the next two years to establish an IMS ore reserve block to conduct trial mining. Styldrift I Shaft is designed to hoist 230 ktpm of reef and 20 kt of waste at steady state production. The underground working areas are accessed via a vertical twin-shaft system, which comprises a main shaft and services shaft. The shaft system hoisting capacity infrastructure is designed to allow for the possible co-extraction of the UG2 Reef in the future. The main shaft, with a diameter of 10.5 m sunk to a depth of 758 mbs, is used for person, material and rock hoisting. It also serves as an air-intake shaft. The services shaft, with a diameter of 6.5 m, is sunk to a depth of 723 mbs. The services shaft is used for services, a second egress and an air-intake shaft.

The ore handling and mining method at Styldrift comprises the use of trackless mechanized vehicles and mechanical conveyance installations. Trackless mechanized vehicles include LHDs,, dump trucks, roof bolters, drill rigs and utility vehicles. The ore handling on 600 level utilizes LHDs to load the broken ore on the face, which is then transported to the side tip facility feeding a strike conveyor belt installed from the start of the section extending up to the current workings. Strike conveyors feed an ore pass system linked to 642 level where the ore from 600 level feeds onto a different conveyor belt used to convey the ore to the shaft silos. Ore is drawn from the silos on 708 level to feed the skips in the shaft enabling the hoisting of the ore to the surface. Through an overland conveyor belt system, ore is then conveyed to the concentrator for processing.

At BRPM , the sinking of North and South shaft declines started in 1998, providing access to the shallow dipping, narrow reef ore bodies, which sub-outcrops and extend to approximately 430 mbs at South Shaft and 635 mbs at North Shaft. Production commenced with opencast mining of the Merensky and UG2 Reefs to a depth of +/- 30 mbs.

The Merensky Reef, which was exploited first, is depleted at South Shaft and only the deeper section at North Shaft Phase III remains. UG2 Reef mining is replacing the Merensky Reef using the same infrastructure, with South Shaft now a UG2 Reef mine. The reserve extraction is divided into two mining areas by a northeast—southwest trending fault. The northern (BRPM North Shaft) and southern (BRPM South Shaft) areas are both accessed and serviced by a decline shaft complex consisting of a conveyor decline, a material decline and a chairlift decline, and vertical upcast and downcast ventilation shafts.

Two mining methods are being employed at BRPM, namely conventional and hybrid mining. The hybrid mining method, at North Shaft Phase III, employs conventional stoping methods, replacing footwall development infrastructure and rail transport with on-reef conveyor and roadway drives and a combination of LHD and conveyor transport of ore to the main decline ore passes. Material is transported by utility vehicles (“UV”). The decline system is connected to the reef horizon by means of an access drive. On the reef horizon, two drives are developed on strike. The upper drive is used for material transport and for initiating raise development. The lower drive is equipped with a conveyor belt which transports the ore back to the conveyor decline.

The ore from the stope panels is scraped down the raise into a muck bay from where a LHD loads and delivers the ore to the conveyor belt in the lower drive. The use of the hybrid method affords flexibility in reaching areas below the 11 and 15 levels, which would not have been mined with a conventional mining layout, thus achieving a greater total orebody extraction.

Processing and Recovery Operations

Impala Bafokeng operates the BRPM Plant and the Maseve Concentrator. Both concentrators produce a platinum rich concentrate that contains platinum, palladium, rhodium and gold and is of acceptable quality for further processing and refining by metallurgical facilities in the Rustenburg area, specifically, metallurgical facilities owned and operated by Amplats.

The BRPM Plant is what is commonly referred to in the platinum industry as a mill-float, mill-float process plant or “MF2” and has a capacity of 250 ktpm. The process consists of conventional crushing, screening, ball milling, floatation, secondary milling and secondary floatation. The concentrator processes Merensky and UG2 ores, to a limit of 10% UG2. The current processing method allows for the consistent and measurable recovery of gold. Recoveries of 4E are typically 85-86%. The Maseve Concentrator was designed as an MF2 plant but constructed as a mill-float or “MF1” plant configuration, which utilizes a single step of milling and flotation. The optimization of the commissioned Maseve MF2 upgrade, to improve asset management, will ensure that the Maseve concentrator complex is well positioned to support further volume growth and operational sustainability in the long term which will lead to improved processing flexibility and co-processing capacity capable of treating Merensky and UG2 ore at 430 ktpm.

Tailings from both concentrators are deposited on the BRPM and Maseve Tailings Storage Facilities (TSF). The BRPM TSF expansion was completed in 2022 which led to an increase in the footprint to 238 hectares and an additional 30-year life.

Infrastructure, Permitting and Compliance Activities

The infrastructure utilized in the Impala Bafokeng PGM Operations comprises the following key infrastructure:

●	BRPM: BRPM Plant, BRPM TSF, Styldrift to BRPM overland belt, Styldrift I overland belt, offices, change house, car park.
●	Styldrift: Styldrift shaft, Styldrift to BRPM overland belt, offices, change house, car park.
●	Maseve: Maseve Concentrator, Maseve TSF, offices, change house, car park.

Power and water supplies have been secured for the life-of-mine from Eskom and Magalies Water. There is good access to Impala Bafokeng operations via modern roads and the infrastructure necessary to conduct mining is in place.

Implats reports in relation to its United Nations Sustainable Development goals. Implats operates various programs to create value for the communities in which it operates through creating employment, delivering on the social and labor plan, enterprise and supplier development, and discretionary procurement from local previously disadvantaged South Africans. All major environmental licences and permits are in place and ISO 14001:2015 certified.

Capital and Operating Costs

The six months ending December 31, 2024 marked the first six months that Implats has controlled and fully owned the Impala Bafokeng assets. Several interventions to improve operating and maintenance protocols and enhance recoveries at the concentrators were implemented. During H1 of FY2024 production momentum was, however, impeded by a lengthy Section 54 safety stoppage at Styldrift

Mine following a fatal accident in H1-FY2024, BRPM performed well, although production was impeded by sporadic illegal industrial action.

At Impala Bafokeng, gross cash costs of R4.9 billion in H1 FY2025 were incurred, with unit costs of R19,123 per 6E ounce in concentrate. Capital expenditure totalled R460 million, with capital reprioritized to sustain current production levels (cash costs plus SIB capital at BRPM equals R19 711 and at Styldrift R24 079 per 6E ounce).

Exploration and Development

In FY2024, the focus remained on brownfields or near mine exploration at two key areas at Impala Bafokeng, within the five-year mining footprint of Styldrift I Shaft and north of BRPM.

Implats is generally focused on increasing production volume and reducing costs. At BRPM, the focus is on ramping up UG2 production, increasing the proportion of immediately mineable sections (“IMS”), sustaining strong operational and safety performance, minimizing cost through optimizing shaft operations and reducing waste. At Styldrift, Implats is focused on increasing the IMS ratio, optimizing mining efficiencies, increasing grades, improving availability, digitization and cost management. On the concentrators, focus will be placed on optimizing the Maseve MF2 upgrade, several improvements to the BRPM plant, recovery improvement, availability improvements, review of major supply chain reviews and automation.

DIVIDENDS

Triple Flag’s current policy is to pay quarterly dividends on the Triple Flag Shares. Triple Flag declared and paid its first dividend during the third quarter of 2021 and announced the initiation of a quarterly dividend program. The Company pays its dividends in U.S. dollars. Subsequent to the initiation of the program, the Company declared and paid dividends in the following quarters:

Declaration Date	Dividend per share	Record Date	Payment Date	Amount of Payment
February 22, 2022	$0.0475	March 4, 2022	March 15, 2022	$7,411,157
May 10, 2022	$0.0475	May 31, 2022	June 15, 2022	$7,410,472
August 9, 2022	$0.05	August 31, 2022	September 15, 2022	$7,797,593
November 7, 2022	$0.05	November 30, 2022	December 15, 2022	$7,786,647
February 21, 2023	$0.05	March 3, 2023	March 15, 2023	$10,042,087
May 10, 2023	$0.05	May 31, 2023	June 15, 2023	$10,100,267
August 9, 2023	$0.0525	August 31, 2023	September 15, 2023	$10,593,889
November 7, 2023	$0.0525	November 30, 2023	December 15, 2023	$10,575,199
February 21, 2024	$0.0525	March 4, 2024	March 15, 2024	$10,556,220
May 7, 2024	$0.0525	May 31, 2024	June 14, 2024	$10,568,800
August 7, 2024	$0.055	August 30, 2024	September 16, 2024	$11,079,668
November 5, 2024	$0.055	November 29, 2024	December 16, 2024	$11,074,599
February 19, 2025	$0.055	March 3, 2025	March 14, 2025	$11,044,657

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon Triple Flag’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under the Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors.

Dividend Reinvestment Plan

In October 2021, we announced that we had implemented a DRIP, which is only available to non-U.S. participants. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. At the Company’s discretion, reinvestment may be made by acquiring common shares from the open market or issuing shares from treasury. For the year ended December 31, 2024, no shares were issued from treasury for participation in the DRIP.

CAPITAL STRUCTURE

The authorized share capital of Triple Flag consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of March 26, 2025, 200,814,312 common shares and no preferred shares were outstanding.

Common Shares

Each common share carries the right to one vote at all meetings of shareholders of Triple Flag. There are no special rights or restrictions of any nature attached to the common shares. All common shares rank equally as to dividends, voting powers and participation in Triple Flag’s assets upon liquidation of Triple Flag.

Preferred Shares

The preferred shares may be issued in one or more series, each series consisting of such a number of shares as may, before the issue thereof, be fixed by resolution of the Board. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over any other shares ranking junior to the preferred shares.

Investor Rights Agreement

We are party to an investor rights agreement dated as of May 26, 2021, as amended November 9, 2022 (the “Investor Rights Agreement”), with the Principal Shareholder that gives the Principal Shareholder, its permitted affiliates (as defined in the Investor Rights Agreement) and permitted transferees (as defined in the Investor Rights Agreement, which includes affiliates and, in certain circumstances, partners and/or members of the Principal Shareholder, as well as any transferee of Registrable Securities (as defined below) that acquires in excess of 10% of the then-outstanding common shares), certain director nomination rights, shareholder rights and other rights, including specified information and access rights.

The following is a summary of the material terms of the Investor Rights Agreement; this summary is qualified in its entirety by reference to the provisions of that agreement, a copy of which is available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Nomination Rights

The Investor Rights Agreement provides that the Principal Shareholder and its permitted affiliates are entitled to nominate 33% of our directors (rounded up to the next whole director), subject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of our outstanding common shares owned by the Principal Shareholder (and its permitted affiliates). The Principal Shareholder and its permitted affiliates are entitled to nominate:

●	33% of our directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 40% of our outstanding common shares (on a non-diluted basis);
●	30% of our directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct less than 40% but not less than 30% of our outstanding common shares (on a non-diluted basis);
●	20% of our directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct less than 30% but not less than 20% of our outstanding common shares (on a non-diluted basis);

●	10% of our directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct less than 20% but not less than 10% of our outstanding common shares (on a non-diluted basis); and
●	none of our directors once the Principal Shareholder and its permitted affiliates, as a group, own, control or direct less than 10% of our outstanding common shares (on a non-diluted basis).

If a vacancy on the Board arises, then a replacement will be nominated by the Principal Shareholder (including its permitted affiliates) or the Governance & Sustainability Committee, whichever nominated the departing director, and the Board will appoint that replacement candidate as a director as soon as possible after his or her nomination.

In addition, for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct not less than 10% of our outstanding common shares (on a non-diluted basis), the Principal Shareholder and its permitted affiliates will be entitled to nominate one director to serve on each committee of the Board, other than the Audit & Risk Committee; provided that such director nominee is not an officer of the Company.

Registration Rights

The Investor Rights Agreement provides the Principal Shareholder and its permitted transferees with the right (the “Piggy-Back Registration Right”) to require us to include Registrable Securities held by the Principal Shareholder and its permitted transferees in any future public offering undertaken by us by way of a prospectus or registration statement that we may file with applicable Canadian securities regulatory authorities and/or the United States SEC pursuant to the U.S. Securities Act. We are required to use reasonable commercial efforts to cause to be included in the distribution all of the Registrable Securities that the Principal Shareholder and its permitted transferees request to be sold, provided that if the distribution involves an underwriting and the lead underwriter determines that the total number of common shares to be included in such distribution should be limited for certain prescribed reasons, the common shares to be included in the distribution will be first allocated to us in full, and the balance will be allocated to the Principal Shareholder and its permitted transferees.

In addition, the Investor Rights Agreement provides the Principal Shareholder and its permitted transferees with the right (the “Demand Registration Right”) to require us to use reasonable commercial efforts to file one or more prospectuses with applicable Canadian securities regulatory authorities or a registration statement with the SEC, qualifying or registering Registrable Securities held or controlled by the Principal Shareholder and its permitted transferees for public distribution (a “Demand Distribution”). The Principal Shareholder and its permitted transferees are entitled to request not more than three Demand Distributions per calendar year, but no more than once during any 90-day period, and each Demand Distribution must comprise such number of Registrable Securities that would reasonably be expected to result in aggregate gross proceeds of at least C$25 million.

Each of the Piggy-Back Registration Right and the Demand Registration Right are exercisable at any time and we will not be obligated to effect a Piggy-Back Registration Right or a Demand Registration Right if either of such rights was effected during the prior 90 days. The Piggy-Back Registration Right and the Demand Registration Right are subject to customary conditions and limitations, and we are entitled to defer, in certain circumstances, for a period not exceeding 60 days, one Demand Distribution per 12-month period.

The Investor Rights Agreement provides the Principal Shareholder and its permitted transferees with the right (the “Shelf Registration Right”) to require us to use reasonable commercial efforts to file a base shelf prospectus with the applicable Canadian securities regulatory authorities at any time and/or to file a shelf registration statement with the SEC at any time following the first anniversary of registration of any of our securities under U.S. securities laws or our listing on a U.S. national securities exchange, qualifying or registering Registrable Securities held or controlled by the Principal Shareholder and its permitted transferees for public distribution. The Principal Shareholder and its permitted transferees are entitled to an unlimited number of Shelf Registration Rights. We are required to use reasonable best efforts to keep the base shelf prospectus effective with the applicable Canadian securities regulatory authorities and/or the shelf registration statement effective with the SEC and to cooperate in any shelf take-down by amending or supplementing any base shelf prospectus or shelf registration statement. At any time that a shelf registration statement is effective, the Principal Shareholder and its permitted transferees are entitled to request an unlimited number of shelf take-downs to effect an underwritten public offering of all or part of the Registrable Securities included on the shelf registration statement.

For purposes of the registration rights, “Registrable Securities” is defined as our common shares that are held or controlled by the Principal Shareholder and its permitted transferees, until the earliest date on which such shares (1) are no longer beneficially owned (within the meaning of applicable securities laws) by the Principal Shareholder or its permitted transferees; (2) have been resold under Rule 144 under the U.S. Securities Act or under an exemption from the requirement to prepare a prospectus under Canadian securities laws; or (3) have been resold under an effective registration statement filed with the SEC or prospectus filed with applicable Canadian securities regulatory authorities.

The Investor Rights Agreement provides that we will indemnify the Principal Shareholder, its permitted transferees and their respective affiliates for any misrepresentation in a prospectus or registration statement under which common shares held by the Principal Shareholder and its permitted transferees are distributed (other than in respect of any information provided by the Principal Shareholder and its permitted transferees, in respect of the Principal Shareholder and its permitted transferees, for inclusion in the prospectus) and the Principal Shareholder and its permitted transferees will indemnify us for any misrepresentations in a prospectus or registration statement in any information provided by the Principal Shareholder and its permitted transferees, in respect of the Principal Shareholder and its permitted transferees, for inclusion in the prospectus or registration statement.

All expenses incurred in connection with a registration or distribution pursuant to a Demand Registration Right, Shelf Registration Right or a Piggy-back Registration Right shall be borne by us (excluding underwriters’ commissions, if any, and applicable transfer taxes, if any, which shall be borne by the Principal Shareholder and its permitted transferees).

Subscription Rights

For so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct, and any permitted transferee owns, controls or directs, at least 10% of our outstanding common shares (calculated on a non-diluted basis), in the event of any distribution or issuance (a “Distribution”) of our common shares or of securities convertible or exchangeable into common shares or giving the right to acquire common shares (“Convertible Securities” and, together with the common shares, the “Distributed Securities”), other than (i) options or other securities issued under compensatory plans or other plans to purchase common shares or any other securities in favor of our management, directors, employees or consultants, (ii) securities issued pursuant to a rights offering that is offered to all shareholders, (iii) securities issued upon a subdivision of common shares (by a split of common shares or otherwise), payment of stock dividend, or any other recapitalization or reorganization transaction, and (iv) securities issued upon the exercise, conversion or exchange of any Convertible Securities, the Company shall offer to the Principal Shareholder and its permitted affiliates and any such permitted transferee the opportunity to subscribe for that number of common shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis, as those stipulated in the Convertible Securities, that number of common shares, in each case which would result in the Principal Shareholder and its permitted affiliates and any such permitted transferee owning, directly or indirectly, the same aggregate percentage of common shares (calculated on a fully-diluted basis) they owned, directly or indirectly, immediately prior to such Distribution (the “Offer to Subscribe”).

To the extent that any such Offer to Subscribe is accepted, in whole or in part, the securities underlying such Offer to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to us of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities laws and stock exchange regulations and subject (as to such price) to the prior consent of the stock exchanges but at a price not lower than (i) if the Distributed Securities are common shares, the price at which common shares are then being issued or distributed, and (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed.

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire common shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities issued pursuant to the applicable Distribution are exercised such that the exercise by the Principal Shareholder and its permitted affiliates, as a group, and its permitted transferees, as applicable, of such Subscription Securities shall not result in the issuance of a number of common shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights held by the Principal Shareholder and its permitted affiliates, as a group, and its permitted transferees, as applicable, after giving effect to such exercise.

Indemnity

The Investor Rights Agreement provides that we will indemnify the Principal Shareholder and its affiliates and permitted transferees for any civil liabilities under United States securities laws and contribute to any payments that the Principal Shareholder and its affiliates and permitted transferees may be required to make in respect thereof, in respect of any registration under U.S. securities laws or a listing on a U.S. national securities exchange.

Term

The rights of the Principal Shareholder and its permitted affiliates under the Investor Rights Agreement will terminate on the first date upon which the common shares owned, controlled or directed, directly or indirectly, in the aggregate, by the Principal Shareholder and its permitted affiliates constitute less than 1% of all of the issued and outstanding common shares (calculated on a non-diluted basis) and the rights of any permitted transferee under the Investor Rights Agreement will terminate on the first date upon which the common shares owned, controlled or directed, directly or indirectly, by such permitted transferee constitutes less than 10% of all of the issued and outstanding common shares (calculated on a non-diluted basis).

Normal Course Issuer Bid

In October 2021, we established an NCIB and in November 2022, 2023, and 2024 we received approval for the renewal of the NCIB.

(i)	Under the NCIB that began on October 14, 2021 and expired on October 13, 2022, we repurchased 338,100 common shares on the TSX, consisting of 74,072 common shares repurchased in Canadian dollars under the symbol TFPM for a total cost of approximately C$1.7 million and 264,028 common shares repurchased in U.S. dollars under the symbol TFPM.U for a total cost of approximately US$3 million.
(ii)	Under the NCIB that began on November 15, 2022 and expired on November 14, 2023, we repurchased 1,437,992 common shares on the TSX for a total cost of approximately C$26.8 million (representing an average cost of C$18.66 per common share) and 1,050 common shares were repurchased through the facilities of the NYSE for a total cost of US$15,000 (representing an average cost of US$14.50 per common share).
(iii)	Under the NCIB that began on November 15, 2023 and expired on November 14, 2024, we repurchased 575,500 common shares on the TSX for a total cost of approximately C$10.5 million (representing an average cost of C$18.26 per common share) and 7,300 common shares were repurchased through the facilities of the NYSE for a total cost of $98,542 (representing an average cost of US$13.50 per common share).

Under the current NCIB, the Company may acquire up to 10,071,642 common shares from time to time, representing 5% of the Company’s issued and outstanding common shares (as at November 1, 2024), during the period from November 15, 2024 to November 14, 2025, in accordance with the NCIB procedures of the TSX. The Company is permitted to make purchases through the facilities of the TSX, the NYSE and alternative trading systems, if eligible, or by such other means as permitted by the TSX, the NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases or share purchase program agreement purchases if Triple Flag receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. Daily purchases on the TSX will be limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024 (being 156,469 common shares), net of repurchases made by the Company during that period, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled. In November 2024, we also re-established an ASPP with the designated broker responsible for the NCIB to allow for the purchase of our common shares under the NCIB at times when we would ordinarily not be permitted to purchase our common shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, prior to entering into a blackout period, we can instruct the designated broker to make purchases under the NCIB in accordance with the terms of the ASPP. Such purchases are made by the designated broker in its sole discretion based on parameters established by us prior to the blackout period in accordance with the rules of the TSX, the NYSE, applicable securities laws and the terms of the ASPP. As at December 31, 2024, the Company had purchased 204,000 of its common shares under the current NCIB for $4.7 million, and an additional 488,600 common shares were purchased under the NCIB from January 1, 2025 to March 26, 2025 for $8.0 million. All common shares purchased under the NCIB were subsequently cancelled.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares are listed and posted for trading on the TSX and the NYSE under the symbol “TFPM”.

The following table shows the monthly range of high and low prices per common share in Canadian dollars at the close of market on the TSX, as well as total monthly volumes of the common shares traded on the TSX for the periods indicated:

TSX:

Month	High (C$)	Low (C$)	Volume
January 1, 2025 to March 26, 2025
March 1 to 26	28.26	23.94	2,080,422
February	24.98	23.06	4,096,430
January	23.79	21.70	2,432,145

Year Ended December 31, 2024
December	24.08	21.08	2,675,174
November	24.47	22.31	3,793,628
October	26.09	21.26	6,067,331
September	23.65	20.80	4,100,073
August	22.57	19.54	2,397,597
July	22.67	20.74	2,288,385
June	22.57	20.30	1,729,925
May	24.58	21.85	3,357,297
April	22.74	19.62	4,275,227
March	19.82	16.99	1,365,752
February	17.71	15.88	1,026,314
January	17.77	16.31	1,248,205

The price of the common shares as quoted by the TSX as of the close of business on March 26, 2025 was C$27.44.

The following table shows the monthly range of high and low prices per common share in U.S. dollars at the close of market on the NYSE, as well as total monthly volumes of the common shares traded on the NYSE for the periods indicated.

NYSE:

Month	High ($)	Low ($)	Volume
January 1, 2025 to March 26, 2025
March 1 to 26	19.79	16.59	1,383,638
February	17.56	15.86	6,064,722
January	16.40	15.05	4,297,259

Year Ended December 31, 2024
December	17.05	14.51	7,232,661
November	17.63	15.99	8,245,607
October	18.88	15.52	5,852,931
September	17.57	15.32	4,526,286
August	16.65	13.94	4,374,945
July	16.59	15.01	5,486,869
June	16.54	14.84	4,669,382
May	18.01	15.91	5,792,378
April	16.59	14.45	4,850,894
March	14.65	12.50	4,242,801
February	13.25	11.75	2,214,782
January	13.31	12.10	2,506,813

The price of the common shares as quoted by the NYSE as of the close of business on March 26, 2025 was $19.22.

DIRECTORS AND OFFICERS

The Board and management team reflect a broad range of experience and expertise. The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Triple Flag, and principal occupation of each director and executive officer of Triple Flag:

Name and Residence	Position with Triple Flag	Principal Occupation
Dawn Whittaker[3,4] Ontario, Canada	Director and Chair	Corporate Director
Susan Allen[1,4] Ontario, Canada	Director and Chair of Audit & Risk Committee	Corporate Director
Tim Baker[2,3,4] British Columbia, Canada	Director and Chair of Governance & Sustainability Committee	Corporate Director
Mark Cicirelli New York, United States	Director	Senior Portfolio Manager, Elliott Investment Management L.P.
Peter O’Hagan[2,4] New York, United States	Director and Chair of Compensation & Talent Committee	Corporate Director
Geoff Burns[3,4] British Columbia, Canada	Director	Corporate Director
Blake Rhodes[1,2,4] Colorado, United States	Director	Corporate Director
Elizabeth Wademan[1,2,4] Ontario, Canada	Director	President and CEO, Canada Development Investment Corporation
Sheldon Vanderkooy[5] Ontario, Canada	Director and Chief Executive Officer	CEO, Triple Flag
James Dendle Ontario, Canada	Chief Operating Officer	COO, Triple Flag
Eban Bari Ontario, Canada	Chief Financial Officer	CFO, Triple Flag
Katy Board Ontario, Canada	VP, Talent & ESG	VP, Talent & ESG, Triple Flag
Leshan Daniel[6] Bridgetown, Barbados	Managing Director, Finance	Managing Director, Finance, Triple Flag
David Lee Ontario, Canada	VP, Investor Relations	VP, Investor Relations, Triple Flag
C. Warren Beil British Columbia, Canada	VP & General Counsel	VP & General Counsel, Triple Flag
Andrew McLarty Ontario, Canada	VP, Corporate Development	VP, Corporate Development, Triple Flag

Notes:

1.	Member of the Audit & Risk Committee.
2.	Member of the Compensation & Talent Committee.
3.	Member of the Governance & Sustainability Committee.
4.	Independent director for the purposes of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
5.	Mr. Vanderkooy was appointed CEO and director of the Company effective September 26, 2024, replacing Mr. Shaun Usmar on his departure.
6.	Ms. Daniel is employed by Triple Flag (Barbados) Services Inc., a company incorporated and registered in Barbados and is also a director of Triple Flag International Ltd., a company incorporated and registered in Bermuda.

Mark Cicirelli was first elected on October 10, 2019. Each of Dawn Whittaker, Susan Allen, Tim Baker, and Peter O’Hagan were first elected on May 7, 2021. Geoff Burns and Blake Rhodes were appointed on January 19, 2023. Elizabeth Wademan was appointed on February 21, 2023. Sheldon Vanderkooy was appointed on September 26, 2024.

Each director’s term of office expires at the next annual meeting of shareholders of Triple Flag or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Triple Flag, he or she resigns from office or he or she becomes disqualified to act as a director of Triple Flag.

As of the date hereof, the directors and executive officers of Triple Flag, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4.3 million common shares, representing approximately 2% of the outstanding common shares.

Biographical information regarding the current directors and executive officers of Triple Flag is as follows:

Dawn Whittaker, Director and Chair – Ms. Whittaker is a seasoned public company board and committee member with more than 30 years’ experience as a capital markets lawyer. Her deep corporate governance experience is complemented by her professional expertise in corporate strategy, mergers and acquisitions and corporate finance. She is currently a member of the board of directors of Novagold Resources Inc., where she is the Chair of the Corporate Governance and Nominations Committee. Ms. Whittaker is a former member of the board of directors of Sierra Metals Inc., Detour Gold Corporation, and Kirkland Lake Gold. She is currently the President and Chair of the board of directors of The Badminton and Racquet Club of Toronto and a former member of the board of directors of the Canadian Mental Health Association, Ontario Division. Ms. Whittaker was formerly a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm’s Mining and Commodities Team in Canada and a member of the firm’s Canadian Partnership Committee (board). Ms. Whittaker also previously served on the Continuous Disclosure Advisory Committee of the Ontario Securities Commission. She has received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen’s University.

Susan Allen, Director – Ms. Allen has served on the Board of Directors of Triple Flag since the completion of its IPO and serves as Chair of the Audit & Risk Committee. She also serves as Trustee or Director and Audit Committee Chair on the boards of Richards Packaging Income Trust and EcoSynthetix, Inc., each TSX listed companies, and serves as a Director and Audit Committee Chair of Conavi Medical Inc., a TSX-V Canadian medical device company. Ms. Allen has over 10 years’ experience with executive board roles held in various not for profit entities, and previously served on global and Canadian boards of PwC and on numerous board committees. As a former PwC assurance partner with 34 years’ experience, she has extensive international business, audit, board and governance experience, and has advised companies on valuations, acquisitions, carve-outs, going public and internal control systems. Ms. Allen is author of “Count Me In – A Trailblazer’s Triumph in a World not Built for Her” to help professional women in business. She is recipient of Catalyst Canada’s “Business Champion” award and was named one of Women Executive Network’s (“WXN’s”) “Top 100 Most Powerful Women in Canada” for her leadership role and impact on diversity initiatives. In 2023, she received WXN’s CEDI award for her contributions and impact on increasing equity, diversity and inclusion initiatives on boards, executive teams and in the broader community. Ms. Allen is a graduate of the University of Toronto, with a Bachelor of Arts degree, and holds her U.S. CPA, Canadian FCPA (FCA) and ICD.D designations.

Tim Baker, Director – Mr. Baker has over 30 years of global mining, project development and operational experience and has held executive and board roles at some of the world’s largest gold and copper producers. He previously served as non-Executive Chairman of Golden Star Resources Ltd. before its acquisition by Chifeng Jilong Gold. Prior to joining the board of directors of Golden Star Resources Ltd., he served as the Chief Operating Officer and Executive Vice President of Kinross Gold Corporation from June 2006 to November 2010. His experience includes operating mines and projects in Canada, Chile, the United States, Tanzania and the Dominican Republic. Mr. Baker currently serves as an independent director of MAG Silver Corp., and previously served as an independent director of RCF Acquisition Corp from August 2021 to November 2023, Sherritt International Corporation from May 2014 to February 2021, Augusta Resources Corporation from September 2008 to September 2014, Eldorado Gold Corporation from May 2011 to December 2012, Pacific Rim Mining Corp. from March 2012 to November 2013, Rye Patch Gold Corp. from December 2016 to May 2018, Alio Gold Inc. from May 2019 to June 2019 and Antofagasta PLC from March 2011 to May 2020. He holds a Bachelor of Science degree in geology from Edinburgh University.

Mark Cicirelli, Director – Mr. Cicirelli is a Senior Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P., which he joined in 2005. Previously he worked at TH Lee Putnam Ventures, a private equity fund, and at J.P. Morgan & Company. Mr. Cicirelli is Director of the Prosperity Life Insurance Group and also serves on the board of directors of Aeolus

Capital Management and the New York Board of the non-profit All Stars Project. Mr. Cicirelli graduated from Dartmouth with a Bachelor of Arts in government and economics, and from Harvard with a Master of Business Administration.

Peter O’Hagan, Director – Mr. O’Hagan’s career spans over 35 years in commodities sales and trading and natural resource investing, beginning at Phibro in 1987. He worked at Goldman Sachs from 1991 to 2013, where he was a partner from 2002-2013 and most recently co-headed the commodities sales, trading and investing business. From 2016 to 2019, Mr. O’Hagan was a Managing Director at The Carlyle Group, a global investment firm where he focused on industrial and commodity-related investments within the Equity Opportunity Fund. Immediately prior to joining Carlyle, he was an operating advisor at KKR & Co. in the Energy and Real Assets group. Mr. O’Hagan is currently a board member and Chair of the Audit Committee of Rigel Resource Acquisition Corp. Mr. O’Hagan is a member of the board and Chairman of the Human Resources and Compensation Committee of IAMGOLD. From 2015 to 2017, Mr. O’Hagan was a board member and Chair of the Compensation Committee of Stillwater Mining until its sale to Sibanye Gold. He is a graduate of the University of Toronto, Trinity College (BA) and holds an MA from the Johns Hopkins University School of Advanced International Studies (SAIS) where he also serves on the advisory board.

Geoff Burns, Director – Mr. Burns co-founded Maverix Metals Inc. in 2016 and served as the Chair of Maverix’s Board of Directors since its inception until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years, and was also a member of its Board of Directors. In his over 35 years in the precious metals mining industry, Mr. Burns has gathered extensive experience throughout North and South America in both mine operations and project development, having participated in multiple mine development and construction projects from feasibility study through continuous operation. Throughout his career he has led or been a part of numerous capital market transactions, raising more than $1.3 billion in equity, debt and convertible debt, while completing M&A transactions in excess of $3.0 billion. Mr. Burns holds a BSc. degree in geology from McMaster University and an MBA from York University.

Blake Rhodes, Director – Mr. Rhodes retired from Newmont Corporation in April 2022, where he was the Senior Vice President of Strategic Development and a member of the executive leadership team. Mr. Rhodes’ career at Newmont spanned over 25 years, during which he served in a legal capacity as General Counsel, in operations as Senior Vice President of Indonesia, and led Newmont’s mergers and acquisitions team as SVP of Strategic Development. Mr. Rhodes has extensive transactional and international business experience, having worked and lived in Jakarta, Adelaide and Singapore, and played key roles in Newmont’s significant transactions, including the acquisition of Goldcorp Inc. and the formation of the Nevada Gold Mines Joint Venture. He graduated from Iowa State University with a bachelor’s degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

Elizabeth Wademan, Director – Ms. Wademan is a corporate executive and director with over 24 years of capital markets and operational experience as a senior executive. Ms. Wademan is currently President and CEO of Canada Development Investment Corporation (“CDEV”). Prior to joining CDEV, Ms. Wademan was a senior investment banker and capital markets executive, including a long career in investment banking as Managing Director for BMO Capital Markets, one of Canada’s largest investment banks. She was one of the firm’s most senior professionals and was Head, Global Metals & Mining Equity Capital Markets, where she advised on many of the most formative and transformational transactions in the resource sector on the continent. Ms. Wademan is also an experienced corporate director with extensive public company board experience. Ms. Wademan holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA & ICD.D designations.

Sheldon Vanderkooy, Director and CEO – Mr. Vanderkooy is a founding member of the Triple Flag management team, with over 25 years of experience in the mining sector. Prior to his transition to CEO in 2024, Mr. Vanderkooy served as Triple Flag’s CFO from 2019 to 2024 and as General Counsel from 2019 to 2023. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (‘‘Blakes’’) in Toronto, Canada. Prior to starting his corporate practice, Mr. Vanderkooy began his legal career practicing tax law at Blakes. Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and Bachelor of Commerce (Honours) from Queen’s University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP. Mr. Vanderkooy is also a director of the World Gold Council.

James Dendle, Chief Operating Officer – Mr. Dendle is a geologist with more than 10 years of global experience in both the private sector and in consultancy services. He has a broad background in estimating and auditing resources and reserves, multi-disciplinary due diligence and technical studies. Prior to joining Triple Flag, he was a Senior Consultant at SRK Consulting (UK) Limited, working globally on a wide range of operating mines, development and exploration projects, across predominantly base and precious metals. Mr. Dendle holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology

(Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London.

Katy Board, VP, Talent & ESG – Ms. Board is a human resources professional with over 20 years of experience, more than fifteen of which are in the mining industry. Prior to joining Triple Flag, Ms. Board consulted to various small and large cap mining companies; advising and providing insight to both board and executives on Executive Compensation, Governance and Disclosure initiatives. She also spent 10 years at Barrick as Vice President, Global Total Rewards and has held various corporate positions in both the pharmaceutical and hotel industries. Ms. Board holds a Bachelor of Commerce from Toronto Metropolitan University in Canada, is a Certified Compensation Professional (CCP), a Global Remuneration Professional (GRP) and holds a Certificate in Corporate Sustainability from New York University (NYU – Sterns) in the United States.

Eban Bari, Chief Financial Officer – Mr. Bari was promoted to Chief Financial Officer from Vice President, Finance effective September 26, 2024. He is responsible for external financial reporting, budgeting and forecasting, tax planning and compliance, and treasury, as well as overseeing the Company’s internal control environment. He joined the Company in 2018 and has over twenty years of experience across various complex multinational organizations. Prior to joining Triple Flag, he spent nine years at Barrick and served most recently as Senior Director, Financial Reporting, overseeing global reporting. His experience includes internal reporting at Loblaw Companies Ltd., followed by a controllership role at Bell Canada and an external reporting role at Manulife Financial. He holds a CPA designation in Canada as well as in the United States (Illinois). Eban earned a Bachelor of Commerce (Honours) from the University of Toronto in Canada.

Leshan Daniel, Managing Director, Finance – Ms. Daniel is a finance professional with many years of experience in financial reporting and compliance. Prior to joining Triple Flag, she spent 15 years with Barrick, most recently as Director of Finance. Ms. Daniel is a Chartered Accountant and CFA charterholder. She holds a Bachelors of Accounting and Finance degree from The London School of Economics and Political Science in the UK.

David Lee, VP, Investor Relations – Mr. Lee is an investor relations and finance professional who, prior to joining Triple Flag, held the role of Director, Investor Relations at Barrick Gold Corp., and has held positions in equity research with National Bank Financial and Desjardins Capital Markets, as well as in forensic advisory at KPMG LLP. He is a Chartered Accountant and a CFA charterholder. Mr. Lee holds a Bachelor of Accounting and Financial Management and a Master of Accounting from the University of Waterloo in Canada.

C. Warren Beil, General Counsel - Mr. Beil is a practicing corporate and securities lawyer, with over 15 years’ experience advising companies operating in the mining and natural resource sectors. Prior to Triple Flag, he was the General Counsel of Maverix Metals Inc. Mr. Beil has also served as the Vice President, Legal for two gold exploration companies as well as the General Counsel of a private venture capital company focused on the mining and mineral exploration sectors. Mr. Beil began his career in private practice with the national law firm, Blakes. Mr. Beil holds a Juris Doctor from the University of Toronto and a Juris Doctor, with Honors, from Bond University on the Gold Coast of Australia. Mr. Beil is a practicing member of the Law Society of British Columbia. Mr. Beil is also a member of the Finance Committee of The Foundation for Natural Resources and Energy Law and a member of the board of directors of Westward Gold Inc.

Andrew McLarty, VP, Corporate Development - Mr. McLarty is a finance professional with a focus in metals and mining. Prior to joining Triple Flag, he worked in the financial industry, most recently with TD Securities where he spent 5 years in the investment banking group supporting clients across the global metals and mining sector and advising on several M&A and capital markets transactions. Mr. McLarty holds a Bachelor of Commerce (Honours) from Queen's University in Canada.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

None of the directors or executive officers of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

None of the directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court related to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Other than as set out below, none of the directors or executive officers of the Company, nor, to the Company’s knowledge, any other shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, (a) been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation related to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

●	Susan Allen served as a director of A Brand Company, Inc. (“Brand Company”), a privately-held U.S. promotions and marketing firm, from March 2016 to June 2020, at which time it completed a sale of its U.S. assets. Ms. Allen also served as a director of BrandAlliance, Inc., a Canadian Brand Company subsidiary whose assets were not included in the sale, from February 2018 until her resignation on June 1, 2020. On June 1, 2020, BrandAlliance, Inc. filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed.
●	From June 2021 to December 2023, Eban Bari served as a director of 11272420 Canada Inc., the parent company of Stornoway, a privately-held company that owns and operated the Renard diamond mine in Northern Quebec. Both 11272420 Canada Inc. and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) on October 27, 2023.

CONFLICTS OF INTEREST

To the Company’s knowledge, there are no existing potential conflicts of interest among the Company or its subsidiaries and the directors or officers of the Company or its subsidiaries as a result of their outside business interests as at the date of this AIF. Certain members of our Board are also members of the boards of directors or serve in similar positions with other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public and private directorships held by its members. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company.

The Company’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and are also required to comply with the conflict of interest provisions of the CBCA. A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to recuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to the Company or its shareholders for any profits realized from the contract or transaction, because of the director’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Company when it was approved. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest.

The directors and officers of the Company have been advised of their obligations to act at all times in good faith and in the interest of the Company and to disclose any conflicts to the Company if and when they arise. Further, our directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of our common shares.

PROMOTER

The Principal Shareholder may be considered a promoter of the Company within the meaning of applicable securities legislation. As of December 31, 2024, the Principal Shareholder owned or controlled, directly or indirectly, 133,815,727 common shares, representing approximately 66% of the issued and outstanding common shares. As of March 26, 2025, the Principal Shareholder owned or controlled, directly or indirectly, 133,815,727 common shares, representing approximately 67% of the issued and outstanding common shares. Another entity that may have been considered a promoter of Triple Flag, Triple Flag Mining Elliott and Management Co-Invest LP, was dissolved in July 2022 following the redemption of its limited partnership units and distribution of common shares of the Company that it held to its limited partners, including the Principal Shareholder, in satisfaction of the redemption price for such limited partnership units.

LEGAL PROCEEDINGS & REGULATORY ACTIONS

We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations.

There have been no penalties or sanctions imposed against Triple Flag by a court related to securities legislation or by a securities regulatory authority during the most recently completed financial year, and there have been no other penalties or sanctions imposed by a court or regulatory body against Triple Flag that would likely be considered important to a reasonable investor in making an investment decision. Triple Flag has not entered into any settlement agreement before a court related to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, there are no other material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of the aggregate votes attached to the common shares, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of Triple Flag listed on the TSX is Computershare Investor Services Inc., located at 100 University Ave, Toronto, ON M5J 2Y1. The transfer agent and registrar for the common shares of Triple Flag listed on the NYSE is Computershare Trust Company, N.A., located at 150 Royall Street, Canton, MA, 02021, United States.

MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date of this AIF or before such time that are still in effect, other than material contracts entered into in the ordinary course of business, are the Investor Rights Agreement and the amended and restated credit agreement dated as of November 8, 2019, as amended from time to time, including most recently as of January 17, 2024, between the Company and the lenders that are parties thereto. The Investor Rights Agreement and the amended and restated credit agreement (with all amendments) are available on SEDAR+ at www.sedarplus.ca or on the website of the SEC at www.sec.gov under the Company’s profile.

INTERESTS OF EXPERTS

Certain technical and scientific information contained in this AIF was reviewed and approved in accordance with NI 43-101 by James Lill of the Company, a “qualified person” as defined in NI 43-101. To the knowledge of the Company, Mr. Lill held less than 1% of the outstanding common shares of the Company, or of any associate or affiliate thereof as of the date hereof, when he reviewed and approved the technical and scientific information contained in this AIF. Mr. Lill did not receive, and will not receive, any direct or indirect interest in any securities of the Company or of any associate or affiliate thereof in connection with the review and approval of such technical and scientific information.

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at PwC Tower, Suite 2500, 18 York Street, Toronto, Ontario, M5J 0B2, who have issued a report of the independent registered public accounting firm dated February 19, 2025 in respect of the Company’s consolidated financial statements as at December 31, 2024 and 2023 and for the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit Committee Charter

The current charter (the “Charter”) of the Audit & Risk Committee of the Company is attached as Appendix A to this AIF. The Charter also ensures risk management oversight is performed by the Audit & Risk Committee. The Audit & Risk Committee performs its risk management oversight through review of the Company’s major financial risk exposures and making recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures.

Composition of the Audit & Risk Committee

As of December 31, 2024, the Audit & Risk Committee was composed of the following three directors: Susan Allen (Chair of the Audit & Risk Committee), Blake Rhodes and Elizabeth Wademan, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of our Audit & Risk Committee members understands the accounting principles used to prepare financial statements and has varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. For additional details regarding the relevant education and experience of each member of our Audit & Risk Committee, see “Directors Officers”.

Pre-Approval of Fees

The Board, upon the recommendation of the Audit & Risk Committee, has adopted policies and procedures regarding services provided by external auditors whereby specific proposals for audit services, and permitted non-audit services must be pre-approved by the Audit & Risk Committee.

The Company prohibits the external auditors from providing any of the following types of non-audit services: recordkeeping services; internal audit services; management functions; valuation services; and any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The external auditor is not precluded from providing tax or advisory services that do not fall within any of the categories described above unless they would reasonably be expected to compromise the independence of the external auditor.

External Auditor Service Fees

The Audit & Risk Committee oversees the fees paid to the independent auditor, PricewaterhouseCoopers LLP, for audit and non-audit services. The following table sets forth the aggregate fees incurred for professional services rendered by PwC, for the fiscal years 2024 and 2023, respectively:

	2024	2023
	($)	($)
Audit Fees[1]	673,003	650,234
Tax Fees[2]	90,975	127,401
All other Fees[3]	53,915	34,024
Total	817,893	811,659

Notes:

1.	Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Triple Flag’s financial statements (inclusive of disbursements incurred in 2024) and in connection with regulatory filings.
2.	Tax fees related to tax advice and tax planning services (inclusive of disbursements incurred in 2024).
3.	All other fees are the aggregate fees paid for products and services other than those reported above, which comprise mainly advisory and translation related services incurred by PwC.

As part of the Company’s corporate governance practices, the Audit & Risk Committee has adopted a policy prohibiting the auditor from providing non-audit services to the Company or its subsidiaries unless the services are approved in advance by the Chair of the Audit & Risk Committee. The auditor is required to report directly to the Audit & Risk Committee.

ADDITIONAL INFORMATION

Additional information related to Triple Flag is available electronically on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov and on the Company’s website at www.tripleflagpm.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Triple Flag’s securities and securities authorized for issuance under equity compensation plans, will be contained in Triple Flag’s management information circular for its annual meeting of shareholders scheduled to be held on May 7, 2025, which will be available electronically on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov and on the Company’s website at www.tripleflagpm.com.

Additional financial information is provided in Triple Flag’s financial statements and management’s discussion and analysis for its most recently completed financial year.

APPENDIX A – AUDIT & RISK COMMITTEE CHARTER

TRIPLE FLAG PRECIOUS METALS CORP.

AUDIT & RISK COMMITTEE CHARTER

(the “Charter”)

INTRODUCTION

This Charter sets forth the purpose, composition, responsibilities and authority of the Audit & Risk Committee (the “Committee”) of the board of directors (the “Board”) of Triple Flag Precious Metals Corp. (the “Company”).

1.STATEMENT OF PURPOSE

●	The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
●	financial reporting and related financial disclosure;
●	risk management (including risks relating to information security, cyber security and data protection);
●	internal control over financial reporting and disclosure controls and procedures;
●	the annual independent audit of the Company’s financial statements;
●	legal and regulatory compliance;
●	related party transactions; and
●	compliance with public disclosure requirements.
2.	COMMITTEE MEMBERSHIP

The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. Each Member shall be independent and financially literate within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. NI 52-110 requires, among other things, that to be independent, a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. No Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees), (ii) be an “affiliated entity” within the meaning of NI 52-110, (iii) serve as a partner, shareholder or officer of an organization that has a relationship with the Company, (iv) have been an employee of the Company within the last three years, or (v) have an immediate family member who is, or has been in the last three years, the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company, or a Vice-President or Managing Director of the Company (each, an “executive officer”).

Members shall be appointed by the Board, taking into account any recommendation that may be made by the Governance & Sustainability Committee of the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board, taking into account any recommendation that may be made by the Governance & Sustainability Committee. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section 3 below.

Chair

The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board, in both cases, taking into account any recommendation that may be made by the Governance & Sustainability Committee.

Qualifications

Subject to the permitted phase-in periods contemplated by Section 3.2 and Section 3.8 of NI 52-110, all Members shall be independent and financially literate as described above. Members must have suitable experience and must be familiar with auditing and financial matters.

Attendance of Management and other Persons

The Committee may invite, at its discretion, executive officers of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require executive officers or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Executive officers and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without executive officers in attendance for a portion of any meeting of the Committee.

Delegation

Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.

3.COMMITTEE OPERATIONS

Meetings

The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.

Agenda and Reporting

To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.

The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members. The Committee shall oversee the preparation of, review and approve the applicable disclosure for inclusion in the Company’s annual information form.

Secretary and Minutes

The secretary of the Company may act as secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members and to the chair of the Board (and to any other director of the Board that requests that they be sent to him or her) on a timely basis.

Quorum and Procedure

A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

Exercise of Power between Meetings

Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.

4.DUTIES AND RESPONSIBILITIES

The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.

Financial Reporting and Disclosure

Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.

Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.

Review with executive officers of the Company, and with external auditors, significant accounting principles (including any significant changes in the Company’s selection or application of accounting principles) and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.

Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls (including any special audit steps adopted in light of material control deficiencies) and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

Risk Management

Review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks (including those risks related to information security, cyber security and data protection) and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.

Internal Controls and Internal Audit

Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with executive officers of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time.

Satisfy itself, through discussions with executive officers of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.

Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.

External Audit

Recommend to the Board a firm of external auditors to be nominated for appointment as the external auditors of the Company.

Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors.

Review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors.

Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Company’s external auditors.

Meet in camera with (i) only the auditors, (ii) only executive officers of the Company (without the auditors present), or (iii) only the Members (without the auditors or executive officers of the Company present), where and to the extent that such parties are present, at any meeting of the Committee.

Oversee the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between executive officers of the Company and the external auditors regarding financial reporting.

Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with executive officers of the Company and any other matters.

Review any material written communications between executive officers of the Company and the external auditors and any significant disagreements between the executive officers and the external auditors regarding financial reporting.

Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto.

Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.

Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed.

Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

Review and assess, at least annually, the performance of the external auditors, including the review of a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to address any such issues.

Ensure receipt from the external auditors of a formal written statement on an annual basis describing the relationship between the external auditors and the Company.

Associated Responsibilities

Monitor and periodically review the Whistleblower Policy of the Company and associated procedures for:

●	the receipt, retention and treatment of complaints received by the Company regarding accounting and internal accounting controls or auditing matters;
●	the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and
●	any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.

Non-Audit Services

Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Funding

The board and management will ensure that the Committee has adequate funding to fulfill its duties and responsibilities, as determined by the Committee, in its capacity as a committee of the board, for payment of:

●	compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;
●	compensation to any advisers employed by the Committee as independent counsel or otherwise, as the Committee determines necessary to carry out its duties; and
●	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Other Duties

Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.

5.THE COMMITTEE CHAIR

In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.

6.COMMITTEE EVALUATION

The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.

7.ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Company’s management and other relevant considerations.

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.

The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the executive officers of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules. Certain of the provisions of this Charter may be modified or superseded by the provisions of the investor rights agreement between the Company and certain of its shareholders (the “Investor Rights Agreement”). In the event of a conflict between this charter and the Investor Rights Agreement, the Investor Rights Agreement shall prevail.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

8.REVIEW OF CHARTER

This Charter shall be reviewed by the Committee at least annually and be submitted to the Board for approval with such amendments as the Committee proposes. This Charter shall also be posted on the Company’s website.